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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

PETROHAWK ENERGY CORPORATION
(Name of Subject Company)

PETROHAWK ENERGY CORPORATION
(Names of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number of Class of Securities)

David S. Elkouri
Executive Vice President, General Counsel and Secretary
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002
(832) 204-2700
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Lee A. Meyerson, Esq.
Eric M. Swedenburg, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Petrohawk Energy Corporation, a Delaware corporation ("Petrohawk" or the "Company"). Unless the context indicates otherwise, we use the terms "us," "we," and "our" to refer to the Company. The address of the Company's principal executive office is 1000 Louisiana, Suite 5600, Houston, Texas 77002. The telephone number of the Company's principal executive office is (832) 204-2700.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.001 per share (the "Common Stock"). As of the close of business on July 15, 2011, there were 303,892,075 shares of Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        The Company is the subject company and the person filing this Schedule 14D-9. The Company's name, address and business telephone number are set forth in Item 1 above under the heading "Name and Address." The Company's website address is http://www.petrohawk.com. The Company's website and the information on or connected to the Company's website are not a part of this Schedule 14D-9, are not incorporated by reference herein and should not be considered a part of this Schedule 14D-9.

Tender Offer

        This Schedule 14D-9 relates to the cash tender offer by North America Holdings II Inc., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of BHP Billiton Petroleum (North America) Inc., a Delaware corporation ("Parent"), which is a wholly owned subsidiary of BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (the "Guarantor"), to purchase all of the shares of Common Stock (the "Shares") that are issued and outstanding, at a price of $38.75 per Share, net to the seller in cash (the "Offer Price"), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal") which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer". The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on July 25, 2011. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 14, 2011, by and among the Guarantor, Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the "Merger Agreement"). The Merger Agreement also provides, among other things, that following the consummation of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares then owned by Parent, the Company or any of their respective direct or indirect wholly owned subsidiaries, in each case other than on behalf of third parties, and Shares that are held by any stockholders of the Company who properly demand appraisal in connection with the Merger under the General Corporation Law of the State of Delaware (the "DGCL")) will cease to be issued and outstanding, will be cancelled, will cease to exist and will be converted into the right to receive the Merger consideration, which is equal to the Offer Price, without interest, less any applicable withholding taxes. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or delay in making payment for Shares.

        The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of Friday, August 19, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (such date, or the latest time and date at which the Offer, as so extended, will expire, the "Expiration Date").

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

        Parent has formed Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the principal executive offices of Parent and Purchaser is 1360 Post Oak Boulevard, Suite 150, Houston, Texas 77056 and the business telephone number for Parent and Purchaser is (713) 961-8500.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth in this Schedule 14D-9, including the Information Statement ("Information Statement") attached as Exhibit (a)(1)(L) and Annex A to this Schedule 14D-9 and incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no present or proposed material agreements, arrangements or understandings or relationships or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right to designate persons to serve on the Company's board of directors (the "Board" or the "Board of Directors") representing at least a majority of the Board after Purchaser acquires a majority of the Shares on a fully diluted basis pursuant to the Offer.

Arrangements between the Company and Parent and Purchaser

Merger Agreement

        The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights among the Company, the Guarantor, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement. Factual disclosures about the Company or the Guarantor, Parent and Purchaser, or any of their respective affiliates contained in this Schedule 14D-9 or any of their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosure about the Company, the Guarantor, Parent and the Purchaser or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by the Guarantor, Parent, Purchaser and the Company were qualified and subject to important limitations agreed to by the Guarantor, Parent, Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of these representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

Representation on the Board

        The Merger Agreement provides that, if there has been validly tendered and not withdrawn prior to the Expiration Date that number of Shares that represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (the "Minimum Condition") and Purchaser accepts for payment and pays for the Shares tendered into the Offer, Parent will be entitled to elect or designate a number of directors, rounded up to the next whole number (subject to a maximum of eight designees in the event that the Board is set to its currently maximum size of eleven), to the Board that is equal to the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and its affiliates (including any such Shares as are accepted for payment and paid for pursuant to the Offer) bears to the total number of Shares issued and outstanding, and the Company will cause the directors designated by Parent to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors and taking any other necessary actions.

        The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

        On June 23, 2011, the Company and Parent entered into a confidentiality and exclusivity agreement, dated as of June 22, 2011 (the "Confidentiality Agreement"). Under the Confidentiality Agreement, Parent agreed, among other things, to keep non-public information concerning the Company confidential (subject to certain exceptions).

        Additionally, the Company agreed that, for the period of time beginning as of the execution of the Confidentiality Agreement and ending on July 14, 2011, the Company would not solicit, initiate or knowingly encourage, or engage in discussions concerning, alternative proposals for the acquisition of the Company, subject to the Company's right to take certain of such actions in the event that the Company received an unsolicited proposal during such period, subject to the limitations and procedures set forth therein.

        The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Overview

        In considering the recommendation of the Board set forth in Item 4 below under the heading "Recommendation of the Board," the Company's stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company's stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company's stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

Consideration for Shares Tendered Pursuant to the Offer

        If the Company's directors and executive officers were to tender any Shares they beneficially own pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of July 15, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 7,857,783 Shares (excluding for this purpose shares of Common Stock underlying Options, SARs and Restricted Shares (each as defined below), which are set forth in the tables below). If the directors and executive officers were to tender all 7,857,783 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such directors and executive officers would receive an aggregate of approximately $304,489,091 in cash, without interest and less any withholding required by applicable tax laws. As indicated below, to the Company's knowledge after making reasonable inquiry, all of the Company's directors and executive officers intend to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards

        Consideration for Options and Stock Appreciation Rights.    The Merger Agreement provides that, except as agreed by Parent and a holder thereof, each option to purchase Shares ("Option") and stock appreciation right with respect to Shares ("SAR"), in each case, granted under the Company stock plans (the Mission Resources Corporation 1996 Stock Incentive Plan, the Petrohawk Energy Corporation Amended and Restated 1999 Incentive and Nonstatutory Stock Option Plan, the KCS Energy, Inc. 2001 Employee and Directors Stock Plan, the Petrohawk Energy Corporation Second Amended and Restated 2004 Non-Employee Director Incentive Plan, the Petrohawk Energy Corporation Fourth Amended and Restated 2004 Employee Incentive Plan, the Mission Resources Corporation 2004 Incentive Plan and the KCS Energy, Inc. 2005 Employee and Directors Stock Plan, collectively, the "Company Stock Plans"), whether vested or unvested, that is outstanding immediately prior to the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date (the "Acceptance Time") will be cancelled immediately prior to the Acceptance Time in exchange for the right to receive an amount in cash equal to the product of (x) the total number of Shares subject to such Option or SAR and (y) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option or SAR, with the aggregate amount of such payment rounded to the nearest cent (the aggregate amount of such cash payable to holders of all Options and SARs, the "Option/SAR Consideration"), less any amount required to be withheld or deducted under any provision of U.S. federal, state or local tax law. Pursuant to the Merger

Agreement, the Company will pay the holders of Options and SARs the Option/SAR Consideration at or as soon as reasonably practicable after the Acceptance Time.

        The table below sets forth the number of outstanding vested and unvested Options and SARs held by the Company's executive officers and directors as of July 15, 2011 and the estimated consideration that each of them would receive after the Acceptance Time in connection with the cancellation of, and payment for, such Options and SARs pursuant to the Merger Agreement as described above. The below table assumes continued employment through the Acceptance Time.

	Vested Options and SARs to be Converted to the Option/SAR Consideration		Unvested Options and SARs to be Accelerated and Converted to the Option/SAR Consideration
Name	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Total Estimated Option/SAR Consideration
Directors
Floyd C. Wilson	806,999	$12.66	395,001	$19.94	$28,484,573
James W. Christmas	492,010	$5.45	—	$—	$16,383,933
Thomas R. Fuller	—	$—	—	$—	$—
James L. Irish III	—	$—	—	$—	$—
Gary A. Merriman	21,335	$6.68	—	$—	$684,213
Robert G. Raynolds	28,445	$5.71	—	$—	$939,823
Stephen P. Smiley	—	$—	—	$—	$—
Robert C. Stone, Jr.	75,000	$2.91	—	$—	$2,688,000
Christopher A. Viggiano	28,445	$5.71	—	$—	$939,823
Named Executive Officers (other than Mr. Wilson)
Mark J. Mize	22,400	$21.18	151,134	$19.89	$3,243,955
Richard K. Stoneburner	398,300	$12.59	235,600	$20.11	$14,811,112
Larry L. Helm	404,066	$12.03	152,634	$19.90	$13,673,794
Stephen W. Herod	376,532	$12.28	198,068	$20.10	$13,660,770
All Executive Officers and Directors as a group (21 persons)	3,569,825	$11.79	2,023,110	$19.92	$134,337,643

        Consideration for Restricted Shares.    The Merger Agreement provides that, except as agreed by Parent and a holder thereof, immediately prior to the Acceptance Time, each award of restricted Shares ("Restricted Shares") that has not previously vested as of immediately prior to the Acceptance Time will be cancelled in exchange for the right to receive at the Acceptance Time an amount per Restricted Share in cash equal to the Offer Price (the aggregate amount of such cash payable to holders of all Restricted Shares, the "Restricted Shares Consideration"), less such amounts as are required to be withheld or deducted under any provision of U.S. federal, state or local tax law. Any Restricted Shares that vest prior to the cancellation contemplated by the previous sentence will be treated as Shares for all purposes of the Merger Agreement. Pursuant to the Merger Agreement, the Company will pay the Restricted Shares Consideration at or as soon as reasonably practicable after the Acceptance Time.

        The table below sets forth the number of outstanding unvested Restricted Shares held by the Company's executive officers and directors as of July 15, 2011 and the estimated Restricted Shares

Consideration that each of them would receive after the Acceptance Time in connection with the cancellation of, and payment for, such Restricted Shares pursuant to the Merger Agreement as described above. The below table assumes continued employment through the Acceptance Time.

Name	Number of Unvested Restricted Shares	Estimated Restricted Shares Consideration Payable in Respect of Unvested Restricted Shares
Directors
Floyd C. Wilson	190,001	$7,362,539
James W. Christmas	12,400	$480,500
Thomas R. Fuller	8,300	$321,625
James L. Irish III	10,300	$399,125
Gary A. Merriman	8,300	$321,625
Robert G. Raynolds	8,300	$321,625
Stephen P. Smiley	8,300	$321,625
Robert C. Stone, Jr.	8,300	$321,625
Christopher A. Viggiano	8,300	$321,625
Named Executive Officers (other than Mr. Wilson)
Mark J. Mize	73,134	$2,833,943
Richard K. Stoneburner	124,334	$4,817,943
Larry L. Helm	73,634	$2,853,318
Stephen W. Herod	96,401	$3,735,539
All Executive Officers and Directors as a group (21 persons)	1,069,275	$41,434,409

Retention Agreements; Employment Agreements

        At Parent's request and direction, and as an inducement to Parent's willingness to enter into the Merger Agreement, the Company entered into Retention Agreements (each, a "Retention Agreement") contemporaneously with the execution of the Merger Agreement. The Retention Agreements are to be effective as of the Acceptance Time. Retention Agreements were entered into with each of Floyd C. Wilson, Mark J. Mize, Stephen W. Herod, H. Weldon Holcombe, Richard K. Stoneburner, Larry L. Helm and David S. Elkouri (each, an "Executive") on July 14, 2011, to continue the employment of each Executive with the Company for a period of time following the Acceptance Time (60 days in the case of Mr. Wilson; 90 days in the case of Mr. Mize; and 180 days in the case of Mr. Herod). For those Executives who currently have employment agreements with the Company, such employment agreements are superseded and replaced in their entirety by the Retention Agreements as of the effective time of such Retention Agreement.

        Under Mr. Wilson's Retention Agreement (attached hereto as Exhibit (e)(3)), from the Acceptance Time until the day that is 60 days after the Acceptance Time (the "Wilson Retention Date"), Mr. Wilson is entitled to receive (i) a base salary at an annual rate of at least $1,000,000 and (ii) a prorated portion of his 2010 bonus (which was equal to $2,500,000) for the bonus year ending on December 31, 2011. Mr. Wilson is also entitled to receive a retention bonus payment of $2,000,000 payable on the Acceptance Time, subject to his execution of a general release of claims. Mr. Wilson's Retention Agreement also provides that Mr. Wilson will enter into a consulting agreement (the "Consulting Agreement") with the Company beginning immediately following the Wilson Retention Date and ending six months thereafter (the end of such period, the "End Date") under which Mr. Wilson will provide services to the Company (which shall be no more than 20% of the average level of services performed by Mr. Wilson for the Company over the 36-month period immediately preceding the effective date of the Consulting Agreement). Mr. Wilson will be entitled to receive $3,000,000 for his services under the Consulting Agreement (the "Consulting Fee"), payable 12 months after Mr. Wilson's termination of employment under the Retention Agreement. The Company can terminate the Consulting Agreement before the End Date for Cause (as defined in the Consulting Agreement) without any further obligations to Mr. Wilson or without Cause, provided that the Company pays Mr. Wilson the full Consulting Fee.

        Under the Retention Agreement for Mr. Mize (the "90 Day Executive") (which was entered into substantially in the form attached hereto as Exhibit (e)(4)), from the Acceptance Time until the day that is 90 days after the Acceptance Time (the "90-Day Retention Date"), the 90 Day Executive is entitled to receive (i) a minimum annual base salary of $400,000 and (ii) a prorated portion of his 2010 bonus (which was equal to $560,000) for the bonus year ending on December 31, 2011. The 90 Day Executive is also entitled to receive a retention bonus payment of $400,000 on the Acceptance Time, subject to his execution of a general release of claims.

        Under the Retention Agreement for Mr. Herod (the "180 Day Executive") (which was entered into substantially in the form attached hereto as Exhibit (e)(5)), from the Acceptance Time until the day that is 180 days after the Acceptance Time (the "180-Day Retention Date"), the 180 Day Executive is entitled to receive (i) a minimum annual base salary of $400,000 and (ii) a minimum guaranteed bonus of $720,000 for the bonus year ending on December 31, 2011 ("2011 Bonus Payment") and a prorated portion of the 180 Day Executive's 2011 Bonus Payment for the bonus year ending on December 31, 2012. The 180 Day Executive is also entitled to receive a retention bonus payment of $800,000 on the Acceptance Time, subject to his execution of a general release of claims.

        Under the Retention Agreements for Mr. Stoneburner and Mr. Holcombe (each, a "2014 Executive") (which were entered into substantially in the form attached hereto as Exhibit (e)(6)), each 2014 Executive is entitled to receive (i) a minimum annual base salary ($575,000 for Mr. Stoneburner and $400,000 for Mr. Holcombe) during the time period from the Acceptance Time until December 31, 2012 (the end of such period, the "Long-Term Retention Date" and together with the Wilson Retention Date, the 90-Day Retention Date and the 180-Day Retention Date, the "Retention Dates") and (ii) a guaranteed bonus ($720,000 for Mr. Stoneburner and $560,000 for Mr. Holcombe) for each of the bonus years ending on December 31, 2011 and December 31, 2012, provided that the 2014 Executive is actively employed with the Company on the date of payment of the bonus for the bonus year ending on December 31, 2011, and on December 31, 2012 (subject to certain exceptions). Each 2014 Executive is also entitled to receive retention bonus payments (each, a "Retention Payment") ($1,295,000 for Mr. Stoneburner and $960,000 for Mr. Holcombe) on each of (1) the Acceptance Time, (2) the eight-month anniversary of the Acceptance Time and (3) December 31, 2012, for a total retention bonus of $3,885,000 for Mr. Stoneburner and $2,880,000 for Mr. Holcombe, provided that the 2014 Executive is actively employed with the Company on each such date. Each 2014 Executive will also receive a grant of Guarantor restricted stock units ("RSUs") having a fair market value as of the Acceptance Time equal to $3,450,000 for Mr. Stoneburner and $2,400,000 for Mr. Holcombe. These RSUs will vest in equal installments on December 31, 2012, August 31, 2013 and August 31, 2014 provided that the 2014 Executive is still employed by the Company on each such vesting date (although if the 2014 Executive's employment is terminated by reason of a Qualifying Termination (as defined below) prior to the payment of the second Retention Payment, one-third of the RSUs shall vest upon such Qualifying Termination).

        Under the Retention Agreements for Mr. Helm and Mr. Elkouri (each, a "2012 Executive" and together with the 2014 Executives, the "Long Term Executives") (which were entered into substantially in the form attached hereto as Exhibit (e)(7)), each 2012 Executive is entitled to receive (i) a minimum annual base salary of $400,000 (such amount, the "Minimum Base Salary") from the Acceptance Time until the Long-Term Retention Date and (ii) a minimum guaranteed bonus of $560,000 for each of the bonus years ending on December 31, 2011 and December 31, 2012, provided that the 2012 Executive is actively employed with the Company on the date of payment of the bonus for the bonus year ending on December 31, 2011, and on December 31, 2012 (subject to certain exceptions). Each 2012 Executive is also entitled to receive a Retention Payment equal to $960,000 on each of (1) the Acceptance Time, (2) the eight-month anniversary of the Acceptance Time and (3) December 31, 2012, for a total retention bonus of $2,880,000 each, provided that the 2012 Executive is actively employed with the Company on each such date. Each 2012 Executive will also receive a grant of Guarantor RSUs having a fair market value as of the Acceptance Time equal to two times his Minimum Base Salary, which will vest on December 31, 2012 provided the 2012 Executive is still employed by the Company on such date (although if the 2012 Executive's employment is terminated by reason of a Qualifying Termination (as defined below) prior to the payment of the second Retention Payment, the RSUs shall vest upon such Qualifying Termination).

        Each Retention Agreement provides for a gross-up payment (equal to the amount of any excise tax) in the event that any payment or benefit becomes subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 (the "Code"), as amended, in connection with this transaction.

        In addition, under the terms of the Retention Agreements and subject to the Executives' execution of a release, in the event of a termination of an Executive's employment (i) by the Company without Cause (as defined in the Retention Agreements), (ii) by such Executive for Good Reason (as defined in the Retention Agreements), (iii) due to such Executive's death or (iv) due to such Executive becoming entitled to receive benefits under the long-term disability insurance plan in which such Executive participates (any such termination, a "Qualifying Termination") on or before (1) the two-year anniversary of the Acceptance Time for the Long Term Executives, or (2) the Retention Date applicable to the Retention Agreements for Messrs. Wilson, Mize and Herod, respectively, such Executive shall receive (A) an amount equal to (i) two times such Executive's base salary (the greater of such Executive's base salary at termination date and his base salary immediately before the Acceptance Time), plus (ii) two times such Executive's bonus (the greater of the bonus payable to such Executive for the year in which termination occurs or the bonus paid to such Executive for the 2010 bonus year) and (B) for two years following such Executive's termination, the Company will continue to maintain and pay premiums for medical and dental benefits for such Executive and his family (the "Welfare Continuation" and together with the aforementioned payments, the "Severance Benefits"). Notwithstanding the foregoing, for Mr. Wilson, the 90 Day Executive and the 180 Day Executive, so long as such Executive's employment has not been terminated earlier, as of the Wilson Retention Date, the 90-Day Retention Date and the 180-Day Retention Date, respectively, such Executive's employment will be terminated, and such Executive will be entitled to receive the Severance Benefits unless there is a mutually agreeable extension of the term of employment. Under the terms of the Retention Agreements for the Long Term Executives, in the event of a termination of employment by any such Executive without Good Reason before December 31, 2012, the Company will continue to maintain and pay premiums for medical and dental benefits for such Executive and his family for 18 months following such Executive's termination.

        Each Retention Agreement also contains confidentiality requirements, as well as covenants that the Executive will not (i) disparage the Company (including then-current officers and directors) during employment and for two years following termination, (ii) compete with the Company within a specified area or solicit certain customers during employment, in each case, for one year following termination, in the case of Mr. Wilson, for three months following termination, in the case of the 90 Day Executive, and for six months following termination, in the case of each other Executive, or (iii) solicit certain Company employees and contractors during employment and for six months following termination, in the case of the 90 Day Executive, and for one year following termination, in the case of each other Executive.

        In addition to the Retention Agreements described above, each of which have been entered into with executive officers of the Company at the Executive Vice President level or above, the Company has entered into Retention Agreements providing for lower payments based upon the respective salaries and bonuses of certain executive officers of the Company below the Executive Vice President level: Ellen R. DeSanctis, whose Retention Agreement is substantially in the form of the 90 Day Executive's Retention Agreement; Charles W. Latch, whose Retention Agreement is substantially in the form of the 180 Day Executive's Retention Agreement; and Tina S. Obut and C. Byron Charboneau, whose Retention Agreements are substantially in the form of the 2012 Executives' Retention Agreements. In addition, following the execution of the Merger Agreement, the Company entered into a retention agreement with Joan W. Dunlap, whose retention agreement is substantially in the form of the 90 Day Executive's Retention Agreement, except that Ms. Dunlap's retention agreement does not provide for Welfare Continuation as part of the Severance Benefits.

        The Company also has an employment agreement with one of its executive officers (who is below the level of Executive Vice President), Charles E. Cusack III, who is not currently a party to a Retention Agreement. If Mr. Cusack is terminated by us without cause or terminates his employment with the Company with or without good reason, and such termination is within two years after a change of control of the Company, Mr. Cusack will be entitled to receive (a) the accrued portion of unpaid salary, (b) payment of the greater of (i) a prorated amount of his bonus for the year in which the termination occurs, or (ii) a bonus for such year as may be determined by the Company's compensation committee or the Board in their sole discretion, (c) a severance payment equal to the sum of (x) two times his base salary plus (y) two times the higher of the target bonus for the year of termination or the bonus paid for the year prior to the year in which the change of control occurred and (d) accelerated vesting of all his unvested Options and all other incentive awards and all restrictions removed from his Restricted Shares. Mr. Cusack will also be entitled to payment by the Company of the premiums for medical and dental insurance for him and his entire family for two years following his termination. Mr. Cusack's employment agreement also provides for a gross-up payment (equal to the amount of any excise tax) in the event that any payment or benefit becomes subject to an excise tax imposed by Section 4999 of the Code.

        The foregoing descriptions of each of the Retention Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement, copies and/or forms of which are attached hereto as referenced above and incorporated herein by reference.

Directors' and Officers' Indemnification, Exculpation and Insurance

        Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company's bylaws provide for the indemnification of the Company's directors, officers, employees and agents to the fullest extent permitted by applicable law.

        Section 102(b)(7) of the DGCL allows a corporation to eliminate in its certificate of incorporation the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article Seventh of the Company's certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

        In addition, to complement the indemnification protection afforded under applicable law, the Company's certificate of incorporation and bylaws and any policies of insurance which may be maintained by the Company, the Company has entered into separate indemnification agreements with each of the Company's independent, non-management directors and senior executives, which provide for the indemnification of the directors and executives party thereto under certain circumstances.

        Pursuant to the Merger Agreement, Parent agreed that it will, and will cause the Surviving Corporation to, indemnify and hold harmless and advance expenses to all current and former directors and officers of the Company or any of its subsidiaries to the fullest extent that the Company would have been permitted under applicable law, the Company certificate of incorporation and bylaws. In addition, the Merger Agreement provides that, through the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors, officers and employees of the Company as contained in the Company's certificate of incorporation and bylaws as in effect as of the date of the Merger Agreement. The indemnification agreements and other similar agreements with the Company's directors and executive officers that survive the Merger will continue in full force and effect in accordance with their terms.

        The Merger Agreement further provides that, prior to the Effective Time, the Company will, in consultation with Parent, and if the Company is unable to, Parent will, obtain directors' and officers' liability insurance with a claims period of at least six years, and with terms, conditions, retentions and levels of coverage at least as favorable in the aggregate as the Company's existing directors' and officers' liability insurance. However, in no event will the Surviving Corporation be required, or the Company be permitted, to spend an annual premium amount in excess of 300% of the current annual premium paid by the Company for such insurance.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board

        After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, including the Offer and the Merger, in consultation with the Company's financial and legal advisors, at a meeting of the Board held on July 14, 2011, the Board unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (ii) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders.

        The Board hereby unanimously recommends that the Company's stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

        A joint press release by the Company and BHP Billiton, dated July 15, 2011, announcing the Offer and the Merger, is included as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Board's Recommendation

        References to BHP Billiton in certain cases may be references to Parent, Purchaser, the Guarantor or other entities that are affiliates of the Guarantor.

Background of the Offer

        The Board, together with its senior management, has in the ordinary course regularly evaluated business development strategies and reviewed Petrohawk's strategic alternatives in light of the business and economic environment, as well as developments in the U.S. oil and gas industry. These reviews have included potential acquisitions of companies or assets by Petrohawk, potential joint-venture opportunities or other strategic alliances with third parties and potential combinations of Petrohawk with, or the possible acquisition of Petrohawk by, a third party.

        Within the last several years in particular, and before becoming aware of BHP Billiton's potential interest in acquiring the Company, Petrohawk management held a number of informal discussions with large diversified oil and gas companies that evidenced interest in onshore natural gas exploration, development and production. In that regard, in late 2010, Petrohawk entered into a confidentiality agreement with one such company, provided confidential information about Petrohawk and its asset base to such company and had extended discussions with such company regarding several possible business transactions, including a sale of the entire Company. None of these discussions led to any formal proposals. The Board and its senior management believed that discussions of this nature were important in their continued evaluation of the Company's strategic plan and ability to enhance stockholder value, particularly in light of the challenges facing the natural gas industry generally, and independent natural gas exploration and production companies in particular, such as depressed natural gas prices, growing capital requirements and other risk factors relating to the Company's business.

        Also as part of this continued evaluation of business alternatives, as well as the Company's general effort to maintain contacts throughout the industry, members of Petrohawk's senior management periodically met with investment banks and others involved in the industry. In that regard, in May 2011, a representative of Barclays Capital ("Barclays") telephoned Mr. Floyd Wilson, Petrohawk's Chief Executive Officer, and indicated that BHP Billiton had expressed an interest in a number of U.S. shale plays as well as various merger and acquisition opportunities in Petrohawk's industry. The Barclays representative inquired as to whether Petrohawk would be willing to meet with representatives of BHP Billiton in order to provide information on Petrohawk's shale plays. Mr. Wilson agreed to arrange such a meeting, which eventually was set for June 2, 2011.

        On June 2, 2011, representatives of Petrohawk met with representatives of BHP Billiton and discussed technical information regarding the Company's properties in the Haynesville, Bossier and Eagle Ford shales. Also on June 2, Mr. Wilson spoke with J. Michael Yeager, BHP Billiton Petroleum's Chief Executive. Messrs. Yeager and Wilson discussed their respective views of the Company's industry. Mr. Yeager noted that BHP Billiton was exploring several opportunities in Petrohawk's industry and indicated that it could be interested in discussing the possibility of a transaction on a friendly basis if that was something to which Petrohawk would be receptive. Mr. Wilson indicated that the Company and its Board regularly considered a broad range of strategic alternatives and could be receptive to discussing the topic. Mr. Yeager did not discuss any possible purchase price or other details regarding a potential transaction.

        During the week of June 6, 2011, Mr. Yeager contacted Mr. Wilson to request a meeting, and Messrs. Yeager and Wilson spoke by phone late in the afternoon on June 10, 2011. During this conversation, Mr. Yeager expressed an interest by BHP Billiton in pursuing a possible acquisition of Petrohawk. Mr. Yeager acknowledged that any acquisition proposal it might make would have to be at a substantial premium to Petrohawk's current trading price in order for such a proposal to be positively received by the Board. Mr. Yeager also stated that BHP Billiton would only be interested in pursuing any formal discussions on a friendly basis. Messrs. Yeager and Wilson agreed to meet on June 14, 2011 to discuss the topic further when Mr. Wilson returned to Houston, Texas.

        On June 14, 2011, Messrs. Yeager and Wilson met at BHP Billiton's office. At this meeting, Mr. Yeager stated that BHP Billiton had decided that it was interested in pursuing an acquisition of Petrohawk and described BHP Billiton's non-binding proposal to acquire Petrohawk. This proposal (which we refer to as BHP Billiton's June 14, 2011 proposal) contemplated an all-cash transaction with a purchase price of $37.50 per share, which Mr. Yeager noted represented an approximately 50% premium to Petrohawk's average price per share over the preceding 45-day period (and which represented a 58% premium to the closing price per share of Petrohawk's Common Stock on June 13, 2011). Mr. Yeager noted that the proposal was subject to BHP Billiton's expectation that any definitive agreement would provide for a termination fee equal to 3.5% of the equity value and other customary deal protection measures, including a no-shop obligation and a five-day period for BHP Billiton to match any superior proposal. Mr. Yeager also stated that BHP Billiton would only pursue such a transaction if Petrohawk were to agree to a period during which Petrohawk would negotiate exclusively with BHP Billiton, which Mr. Yeager suggested should be four weeks in length, and that the substantial premium BHP Billiton was proposing was conditioned on being afforded such an exclusivity period. Mr. Yeager also reported that an important factor for BHP Billiton would be whether BHP Billiton would have the ability to retain a significant portion of the Company's workforce due to their technical capability and unique knowledge of the assets. Mr. Yeager provided Mr. Wilson with a non-binding written proposal describing the foregoing. Mr. Wilson responded that he would discuss this proposal with the Board.

        Following his meeting with Mr. Yeager, Mr. Wilson discussed the proposal with Petrohawk's senior management team and distributed the letter to the Board. Petrohawk's directors and senior management team held a telephonic meeting later in the day to discuss BHP Billiton's June 14, 2011 proposal, including the meetings and telephone conversations that led to such proposal and appropriate next steps.

        On June 16, 2011, a special meeting of the Board was held to discuss the non-binding proposal received from BHP Billiton. The Board meeting was attended by members of Petrohawk's senior management, representatives of Simpson Thacher & Bartlett LLP ("Simpson Thacher"), Petrohawk's legal advisor, and representatives of Goldman, Sachs & Co. ("Goldman Sachs"), Petrohawk's financial advisor. A representative of Simpson Thacher discussed with the directors their fiduciary duties in connection with their consideration of the non-binding proposal made by BHP Billiton. Mr. Wilson again described the substance of prior meetings between representatives of the Company and representatives of BHP Billiton. Representatives of Goldman Sachs discussed with the Board BHP Billiton's businesses and organization and its acquisition activities over the past several years. Representatives of Goldman Sachs also discussed with the Board financial considerations relating to BHP Billiton's June 14, 2011 proposal as well as other strategic alternatives that might be available to the Company. In connection with this discussion, representatives of Goldman Sachs observed that BHP Billiton's June 14, 2011 proposal was not subject to any financing contingency and that based on recent public filings, BHP Billiton had approximately $16 billion of cash on hand. Members of senior management and representatives of Goldman Sachs then offered their perspectives on the possibility of a third party having the ability and desire to make a proposal that would be competitive with BHP Billiton's June 14, 2011 proposal. The Board discussed the advantages and disadvantages of initiating conversations with third parties about a potential business combination transaction at this juncture, including in light of knowledge obtained through the number of conversations that Petrohawk had held in the past several years with large diversified oil and gas companies. Members of the Board, together with the senior management team and the financial and legal advisors, discussed BHP Billiton's request for an exclusivity period as well as potential responses to BHP Billiton and the possible reactions that BHP Billiton might have to such potential responses. Following further discussion, the independent directors met and further discussed the matters presented at the meeting. The Board then determined to continue to discuss the matter at a subsequent meeting, during which, among other things, the senior management team would update the Board on the Company's five-year plan and the business opportunities and challenges that the Company might anticipate over the course of the next several years.

        Later in the day on June 16, 2011, Mr. Wilson contacted Mr. Yeager to inform him that the Board had received the BHP Billiton proposal and continued to be in the process of discussing whether Petrohawk was interested in pursuing further discussions. Mr. Wilson informed Mr. Yeager that the

Company expected to be able to get back to him the following week with a response to the BHP Billiton proposal.

        The Board convened another special meeting on June 20, 2011, together with members of the senior management team and its legal and financial advisors, to further discuss BHP Billiton's June 14, 2011 proposal. At this meeting, Petrohawk's senior management team reviewed with the Board, among other things, the Company's five-year plan, which was an updated version of the plan that the Board had reviewed and discussed in the past in advance of BHP Billiton's proposal. Petrohawk's senior management team discussed with the Board key assumptions incorporated into this plan and discussed potential risks and opportunities associated with the plan. In this regard it was noted that BHP Billiton should have the financial resources necessary to execute a more aggressive drilling schedule than the Company was currently executing due to its capital constraints. Representatives of Goldman Sachs discussed financial considerations relating to BHP Billiton's June 14, 2011 proposal under various valuation methodologies. Representatives of Goldman Sachs also provided further perspectives on the prospects of a third party having the ability and desire to make a proposal that would be competitive with BHP Billiton's June 14, 2011 proposal, including the ability of such third parties to react quickly if given the opportunity and their likely level of interest in participating in a competitive process. The members of the Board, together with the senior management team and the legal and financial advisors, also discussed the deal protection terms contained in BHP Billiton's June 14, 2011 proposal. Following further discussion, the Board directed Mr. Wilson to seek improvement in the terms of BHP Billiton's proposal, including the price per share, exclusivity period and deal protection matters.

        Mr. Wilson then left the Board meeting and contacted Mr. Yeager to communicate to him the Board's requests, and, in that regard, Mr. Wilson proposed a $40.00 per share purchase price as well as a reduction in the termination fee to 3.25% of the transaction's equity value and a two day match right period. Following discussions, Mr. Yeager informed Mr. Wilson that he believed BHP Billiton would be willing to increase its proposal to $38.75 per share in cash, and also to reduce the proposed termination fee and matching right period, all of which would be conditioned on Petrohawk agreeing to negotiate exclusively with BHP Billiton through July 14, 2011. Mr. Yeager indicated that he would have to confirm these matters with his board of directors but that he believed they would be acceptable.

        Mr. Wilson returned to the Board meeting and reported on his conversation with Mr. Yeager, indicating that he believed, based on this and prior conversations with Mr. Yeager, that the $38.75 per share price, which reflected a 68% premium to the Company's closing price per share on June 17, 2011, was the highest price that BHP Billiton was prepared to offer. The members of the Board, together with the senior management team and legal and financial advisors, discussed the revised proposal from BHP Billiton. Following discussion, the Board concluded that in light of, among other factors, the attractive offer price, the risk of losing such offer if the Company sought out competing bidders at this time, the relatively low likelihood of competing bidders providing a superior proposal and the relatively short term of the exclusivity period, that it was in the best interest of the Company and its stockholders to enter into exclusive negotiations with BHP Billiton through July 14, 2011.

        Following this Board meeting, Mr. Wilson contacted Mr. Yeager to inform him of the Board's conclusions, and on June 21, 2011 Mr. Wilson delivered a letter, on behalf of Petrohawk, to Mr. Yeager confirming such conclusions. Between June 20 and June 22, 2011, representatives of BHP Billiton and Petrohawk negotiated the terms of a confidentiality and exclusivity agreement. On June 23, 2011, BHP Billiton and Petrohawk entered into a confidentiality and exclusivity agreement, dated as of June 22, 2011 (included as Exhibit (e)(2) to this Schedule 14D-9), which provided, among other things, that the Company would negotiate exclusively with BHP Billiton through July 14, 2011. Under the terms of such agreement, the Company would retain the right to respond to any unsolicited offers that might be made during such period.

        Following execution of the confidentiality and exclusivity agreement and continuing through July 14, 2011, BHP Billiton's representatives conducted a due diligence review of the Company's business. During this period, Messrs. Wilson and Yeager periodically discussed the status of the ongoing due diligence process.

        Also during the diligence period, Mr. Yeager again discussed with Mr. Wilson BHP Billiton's desire to retain as much of Petrohawk's workforce as possible and that in that regard BHP Billiton desired to enter into retention agreements with various executives, officers and other employees of Petrohawk concurrently with entering into any definitive acquisition agreement for Petrohawk. David Nelson, BHP Billiton's Vice President of Human Resources, and Larry Helm, Petrohawk's Executive Vice President—Finance and Administration, were appointed to take the lead on discussing retention proposals. During the course of this period, Messrs. Helm and Nelson met on several occasions to discuss various aspects of BHP Billiton's retention proposals, including the different tiers of personnel covered and the proposed terms for each tier.

        On June 30, 2011, Sullivan & Cromwell LLP ("Sullivan"), legal advisor to BHP Billiton, delivered a draft merger agreement to Simpson Thacher, and on July 5, 2011, Simpson Thacher delivered preliminary comments on the draft merger agreement to Sullivan.

        On July 6, 2011, the Board convened a special meeting, together with Petrohawk's senior management team and its legal and financial advisors, to discuss the status of the ongoing negotiations. During the course of this meeting, members of Petrohawk's senior management team, together with representatives of Simpson Thacher, described the key terms of the draft merger agreement, including the termination events and other matters relating to the structure of the transaction and the certainty of closing. Also during this meeting, Mr. Wilson and other members of Petrohawk's senior management team reported to the Board that BHP Billiton was placing significant emphasis on retaining as much of the Company's workforce as possible, reflecting the fact that BHP Billiton did not have sufficient internal resources with expertise in unconventional oil and gas shale plays, and that BHP Billiton expected to enter into various retention agreements concurrently with the execution of the merger agreement. Mr. Helm noted that although the details were still fluid, BHP Billiton was contemplating multiple tiers of retention arrangements. Most of these retention arrangements incentivized the employee to remain with the Company at least through the end of 2012, although various senior executives, including Mr. Wilson, would be asked to agree to much shorter retention periods. All of the proposed agreements contained significant non-competition and non-solicitation covenants. Mr. Helm reported that further details would be forthcoming from BHP Billiton and that they would be in a position to report more definitively as to BHP Billiton's proposals and expectations the following week. Following discussion, Petrohawk's independent directors engaged in further discussions without management present.

        Between July 6 and July 12, 2011, Petrohawk, BHP Billiton and their respective representatives engaged in negotiations of the terms of the Merger Agreement. Also during this period, representatives of BHP Billiton communicated additional details as to their proposals and expectations with respect to retention agreements, emphasizing their expectation that a number of Petrohawk executives and other officers would enter into retention agreements concurrently with, and as a condition to, the execution of the Merger Agreement. Petrohawk, BHP Billiton and their respective representatives discussed these matters and engaged in negotiations of the terms of the retention agreements throughout this period.

        The Board met again on July 12, 2011 to discuss the status of the ongoing negotiations. Members of the senior management team as well as the Company's legal and financial advisors were present for this meeting. Representatives of Simpson Thacher discussed again with the Petrohawk directors their fiduciary duties in connection with the potential transaction under discussion. Representatives of Simpson Thacher then reviewed with the Board the proposed terms of the Merger Agreement, including the items that remained open for further negotiation. Representatives of Goldman Sachs then reviewed with the Board its preliminary financial analysis of the proposed consideration to be received by holders of Company Common Stock, including analyses based on net asset value, premiums paid and relative trading multiples in addition to a sum-of-the-parts analysis. In connection with this presentation, representatives of Goldman Sachs and the senior management team again discussed with the Board the key assumptions underlying the Company's business plan, together with various risks and opportunities associated with such plan. Following a discussion of these matters, members of the senior management team then described the current status of BHP Billiton's proposals regarding retention agreements. Mr. Helm reported that the retention agreements BHP Billiton was proposing generally were designed to incentivize certain Petrohawk key employees to remain with the Company through at least 2012, although the proposed retention agreements for Mr. Wilson and certain other senior executives were limited to between 30 and 180 days. Mr. Helm also reported that the proposed retention agreements contained broad non-compete and non-solicitation clauses. All of the retention agreements would only become effective in the event the Offer was consummated. Following discussion, Petrohawk's independent directors engaged in further discussions regarding the matters presented and determined that the Company should continue the discussions with BHP Billiton in an effort to finalize the definitive documentation on mutually agreeable terms by July 14, 2011.

        Between July 12 and July 14, 2011, Petrohawk, BHP Billiton and their respective representatives continued to engage in negotiations regarding the terms of the Merger Agreement and other representatives of Petrohawk and BHP Billiton continued to engage in negotiations regarding the terms of the retention agreements.

        On the late afternoon of July 14, 2011, the Board met and reviewed the terms and conditions of the proposed Merger. Representatives from Simpson Thacher reported that all open matters in the Merger Agreement had been resolved and that there were no material changes in the terms that were reviewed with the Board at its July 12, 2011 meeting. Representatives of Goldman Sachs then reviewed with the Board its financial analysis of the proposed consideration to be received by holders of Petrohawk common stock. Representatives of Goldman Sachs reported that there were no material changes to its analyses presented to the Board at its July 12, 2011 meeting. Goldman Sachs then rendered to the Board its oral opinion, which was subsequently confirmed in writing, dated July 14, 2011, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth in such opinion, the $38.75 per Share in cash to be paid to the holders (other than BHP Billiton and its affiliates) of Petrohawk Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Members of the senior management team then reported that the retention agreements with BHP Billiton were finalized in a manner consistent with what was discussed with the Board at its July 12, 2011 meeting, and that a sufficient number of executives, officers and other employees were prepared to enter into such agreements concurrently with the execution of the Merger Agreement to satisfy BHP Billiton's requirement for signing the Merger Agreement (for a further discussion of the final retention agreements, see Item 3 above under the heading "Retention Agreements; Employment Agreements"). Following consideration of the proposed Merger Agreement, including the Offer and the Merger, and including an assessment of the alternatives available to Petrohawk, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Petrohawk and its stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved to recommend that Petrohawk stockholders accept the Offer and tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

        Following the Board meeting, in the evening of July 14, 2011, the Merger Agreement was executed by Petrohawk, the Guarantor, Parent and Purchaser, and Petrohawk and BHP Billiton issued a joint press release announcing the transaction.

* * * * *

Reasons for the Recommendation

        In reaching its unanimous decision to approve the Offer, the Merger and the Merger Agreement and recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the industry, the Company's business and capital plans, the Company's prospects as an independent company and operational matters, with its financial advisor regarding the financial aspects, as well as the fairness of the transaction from a financial point of view to the stockholders of the Company, and with its legal counsel regarding the Board's legal duties, the terms of the Merger Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Offer, the Merger and the Merger Agreement:

  •
  Premium to Market Price.  The offer price of $38.75 per Share in cash represented a significant premium over the market prices at which Petrohawk Common Stock had previously traded, including a premium of approximately:

  •
  62% over the closing market price of the Shares on July 13, 2011, the last full trading day prior to the date on which the Board met to approve the Offer and the Merger;

  •
  61% over the average closing price of Petrohawk Common Stock for the 30-day period prior to July 14, 2011;

  •
  93% over the average closing price of Petrohawk Common Stock for the one-year period prior to July 14, 2011; and

  •
  43% over the highest closing price of Petrohawk Common Stock during the 52-week period prior to July 14, 2011.

  •
  Business and Financial Condition and Prospects.  The Board's and the management team's familiarity with the Company's business, financial condition, earnings and prospects, including the Board's consideration and evaluation of the execution risks and uncertainties related to continuing to pursue the Company's business plan as an independent company, compared to the relative certainty of realizing in cash a compelling value for the Shares in the Offer and Merger.

  •
  Strategic Alternatives.  The Board considered its and the management team's analysis of other strategic alternatives for the Company based on its continued review of such matters over the past several years, including continuing as an independent company, the potential to acquire, be acquired or combine with other third parties or form joint ventures, and the risk of losing current opportunities while trying to pursue other opportunities.

  •
  Certainty of Value.  The fact that the consideration to be received by Petrohawk's stockholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the Company's stockholders.

  •
  Likelihood of Completion; Financial Strength of BHP Billiton.  The likelihood of the Offer and Merger being approved by applicable regulatory authorities and the fact that Parent's and Purchaser's obligations under the Offer are not subject to any financing condition and are guaranteed by the Guarantor.

  •
  Negotiations with BHP Billiton.  The course of negotiations between Petrohawk and BHP Billiton, which resulted in an increase from $37.50 to $38.75 in the price per Share offered by BHP Billiton and improvement from Petrohawk's perspective in the deal protection provisions.

  •
  Opinion of Goldman Sachs.  The oral opinion of Goldman Sachs to the Board on July 14, 2011, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $38.75 per Share cash consideration to be paid to the holders (other than BHP Billiton and its affiliates) of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Goldman Sachs' written opinion is attached hereto as Annex B. For further discussion of the Goldman Sachs opinion, see "—Opinion of the Company's Financial Advisor" below.

  •
  Tender Offer Structure.  The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company's stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the fact that the Merger Agreement requires BHP Billiton, if it acquires a majority of the fully-diluted outstanding Shares in the Offer, to consummate a second-step Merger in which stockholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price.

  •
  Extension of Offer.  The fact that, subject to its limited rights to terminate the Offer, Parent is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

  •
  Terms of the Merger Agreement.  The provisions of the Merger Agreement which give the Board the ability, should the Company receive an unsolicited proposal which is or is reasonably likely to lead to a superior proposal, to furnish information and conduct negotiations with a third party, and to enter into an agreement for a superior proposal after complying with certain requirements, including payment of a termination fee. In addition, the provisions of the Merger Agreement provide the Board with the ability to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances.

  •
  Appraisal rights.  The availability of statutory appraisal rights under Delaware law in the Merger for the Company's stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law.

        The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

  •
  No Stockholder Participation in Future Growth or Earnings.  The nature of the transaction as a cash transaction would prevent the Company's stockholders from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

  •
  Taxable Consideration.  The fact that the all-cash consideration in the transaction would be generally taxable to the Company's stockholders.

  •
  Effects of Failure to Complete Transactions.  The risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on the Company's customer relationships, among other potential negative effects on the Company if the Offer is not completed.

  •
  Interim Restrictions on Business.  The operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction).

  •
  Potential Conflicts of Interest.  The fact that the executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company's stockholders, and could present potential conflicts of interest for such persons.

  •
  Termination Fee.  The terms and conditions of the Merger Agreement providing for a termination fee of $395 million that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

        The Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

        The foregoing discussion of information and factors considered and given weight by the Board and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors and reasons.

        For the reasons described above, the Board unanimously recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

Intent to Tender

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Company's Financial Advisor

        Goldman Sachs rendered its opinion to the Board, which was subsequently confirmed in writing, that, as of July 14, 2011 and based upon and subject to the factors and assumptions set forth therein, the $38.75 in cash to be paid to the holders (other than the Guarantor and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated July 14, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement (the "Transactions"). The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger, or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 31, 2010;

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  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

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  certain other communications from the Company to its stockholders;

  •
  certain publicly available research analyst reports for the Company;

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  certain oil and gas reserve reports of the Company for the years ended December 31, 2008, 2009 and 2010 prepared by Netherland, Sewell & Associates, Inc. (the "Reserve Reports"); and

  •
  certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs' use by the Company (the "Forecasts").

        Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

        For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it; and it does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the Company's consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor, except for the Reserve Reports, was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

        Goldman Sachs' opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. Goldman Sachs' opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $38.75 per share in cash to be paid to the holders (other than the Guarantor and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs' opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $38.75 per Share in cash to be paid to the holders (other than the Guarantor and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or the Guarantor or the ability of the

Company or the Guarantor to pay their respective obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 13, 2011 and is not necessarily indicative of current market conditions.

        Net Asset Value Analysis of the Company.    Goldman Sachs performed an illustrative net asset value analysis of the Company. Using an illustrative discounted cash flow analysis, Goldman Sachs calculated indications of the present value of the after-tax future cash flows that the Company could be expected to generate from its existing proved developed reserves and undeveloped reserves and resources as of July 1, 2011. These after-tax cash flows were calculated using (x) the Forecasts, (y) for years 2011 through 2015, the July 13, 2011 NYMEX calendar strip for West Texas Intermediate crude oil and Henry Hub natural gas, and (z) per guidance from the management of the Company, $5.50 per mmbtu for natural gas and $90.00 per barrel of crude oil for 2016 and escalated at 2% per year thereafter through the end of the economic life of the applicable asset. Goldman Sachs calculated indications of net present values of the after-tax cash flows for the Company using discount rates ranging from 10% to 13%, reflecting an estimate of the Company's weighted average cost of capital. Goldman Sachs then calculated indications of the Company's illustrative net asset value by adding (i) the illustrative discounted after-tax cash flows calculated above, plus (ii) the present value of net operating losses and estimated mark to market commodity hedges, calculated by applying discount rates ranging from 10% to 13%, plus (iii) the value of certain non-reserve properties, per the management of the Company, minus (iv) per the Forecasts or guidance from the management of the Company, as applicable, (1) the after-tax general and administrative costs, calculated by applying discount rates ranging from 10% to 13%, (2) the face value of the Company's net debt as of July 1, 2011 (reduced for assumed cash inflow from exercise of outstanding options), and (3) the Company's net working capital as of March 31, 2011. This analysis implied an illustrative range of net asset values per share of the Company's Common Stock from $35.29 to $54.70.

        Goldman Sachs also performed the same illustrative net asset value analysis described above taking into account selected risking assumptions for certain of the Company's undeveloped assets. Goldman Sachs credited 80% of the value of the Company's undeveloped reserves and resources in the Company's Eagle Ford Shale asset and 25% of the value of the Company's undeveloped reserves and resources in the Company's Permian Basin asset. This analysis, performed on a risked basis, implied an illustrative range of net asset values per share of the Company's Common Stock from $27.01 to $42.11.

        Goldman Sachs also performed sensitivities to these analyses using the same discount rates from 10% to 13% and assigning varying pricing for 2016 natural gas and crude oil ranging from $4.50 per mmbtu and $70.00 per barrel to $7.00 per mmbtu and $120.00 per barrel, in each case, escalated at 2% per year through the end of the economic life of the applicable asset. This analysis implied a range of illustrative net asset values per share of the Company's Common Stock from $17.74 to $92.85, on an unrisked basis, and from $13.42 to $70.89, on a risked basis.

        Premiums Paid Analysis.    Goldman Sachs analyzed certain information relating to the following selected business combination transactions of over $1 billion in consideration since 2001 in the United States exploration and production industry:

  •
  Chevron Corporation's acquisition of Atlas Energy, Inc. announced in 2010

  •
  Apache Corporation's acquisition of Mariner Energy, Inc. announced in 2010

  •
  SandRidge Energy, Inc.'s acquisition of Arena Resources, Inc. announced in 2010

  •
  Exxon Mobil Corporation's acquisition of XTO Energy Inc. announced in 2009

  •
  Denbury Resources Inc.'s acquisition of Encore Acquisition Company announced in 2009

  •
  Plains Exploration & Production Company's acquisition of Pogo Producing Company announced in 2007

  •
  Forest Oil Corporation's acquisition of Houston Exploration Company announced in 2007

  •
  Anadarko Petroleum Corporation's acquisition of Western Gas Resources, Inc. announced in 2006

  •
  Anadarko Petroleum Corporation's acquisition of Kerr-McGee Corporation announced in 2006

  •
  Cal Dive International, Inc.'s (Helix Energy Solutions Group, Inc.) acquisition of Remington Oil and Gas Corp. announced in 2006

  •
  ConocoPhillips's acquisition of Burlington Resources Inc. announced in 2005

  •
  Occidental Petroleum Corporation's acquisition of Vintage Petroleum, Inc. announced in 2005

  •
  Norsk Hydro ASA's acquisition of Spinnaker Exploration Company announced in 2005

  •
  ChevronTexaco Corporation's acquisition of Unocal Corporation announced in 2005

  •
  Cimarex Energy Co.'s acquisition of Magnum Hunter Resources, Inc. announced in 2005

  •
  Noble Energy, Inc.'s acquisition of Patina Oil & Gas Corporation announced in 2005

  •
  Pioneer Natural Resources Company's acquisition of Evergreen Resources, Inc. announced in 2004

  •
  EnCana Corporation's acquisition of Tom Brown, Inc. announced in 2004

  •
  Kerr-McGee Corporation's acquisition of Westport Resources Corporation announced in 2004

  •
  Dominion Resources, Inc.'s acquisition of Louis Dreyfus Natural Gas Corp. announced in 2001

  •
  Devon Energy Corporation's acquisition of Anderson Exploration Ltd. announced in 2001

  •
  Devon Energy Corporation's acquisition of Mitchell Energy & Development Corp. announced in 2001

  •
  Amerada Hess Corporation's acquisition of Triton Energy Limited announced in 2001

        Goldman Sachs calculated implied premiums paid to undisturbed target stock prices for each of the selected transactions. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of this analysis, may be considered similar to certain of the Company's results, market size and product profile.

        The following tables summarize the results of this analysis:

Implied One-Day Premium

Selected Transactions Categorized by Type of Consideration	Range	Median	Proposed Transaction (Premium to July 13, 2011 Closing Price)
Cash Consideration Transactions (30% of selected transactions)	23.8%–51.5%	40.2%	61.9%
Combination (57% of selected transactions)	8.0%–50.7%	22.6%
Stock Consideration (13% of selected transactions)	11.0%–26.0%	24.6%

Implied One-Day Premium

Selected Transactions Categorized by Announcement Date	Range	Median
Post-2007 Transactions	22.6%–44.9%	34.9%
2007 and Prior Transactions	8.0%–51.5%	24.9%

        Sum-of-the-Parts Analysis.    Goldman Sachs analyzed the sum of the Company's constituent assets, or as it is often referred to, the "sum-of-the-parts," to determine an illustrative net asset value range per share of the Company's Common Stock. Goldman Sachs calculated the aggregate implied asset value of the Company's proved reserves, which ranged from $6,799 million to $8,806 million, by applying the applicable reference range of dollars per mcfe per day (dollars/mcfe/day) for each proved reserve region to the estimated net production rate (calculated as mmcfe per day) for such proved reserve region. Goldman Sachs determined the illustrative range of dollars/mcfe/day applicable to each proved reserve based on Goldman Sachs' professional judgment taking into account, among other things, dollars/mcfe/day paid in certain transactions involving the acquisition of assets with similar characteristics to the applicable Company assets. Goldman Sachs then calculated the aggregate implied asset value of the Company's non-proved reserves and resources, which ranged from $5,278 million to $8,089 million, by applying the applicable reference range of dollars per undeveloped acre (dollars/acre) for each of the Company's non-proved undeveloped acreage regions to such non-proved reserve and resource acreage in each region. Goldman Sachs determined the illustrative range of dollars/acre applicable to the Company's non-proved undeveloped acreage based on Goldman Sachs' professional judgment taking into account, among other things, dollars/acre paid for undeveloped acreage in certain transactions involving the acquisition of undeveloped acreage with similar characteristics to the applicable Company undeveloped acreage. Goldman Sachs then calculated indications of the Company's illustrative net asset value by summing (i) the illustrative implied asset value of the Company's proved reserves and non-proved reserves and resources, as calculated above, plus (ii) the estimated mark to market value of the Company's commodity hedges, plus (iii) the value of certain non-reserve properties, per management of the Company, minus (iv) the after-tax general and administrative costs set forth in the Forecasts, discounted at a 10% discount rate, minus (v) per the Company's management, the face value of the Company's net debt as of July 1, 2011 (reduced for assumed cash inflow from exercise of outstanding options), and minus (vi) the amount of the Company's net working capital as of March 31, 2011. This analysis implied a range of illustrative per share indications of net asset value from $25.24 to $40.59.

        Selected Companies Analysis.    Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the oil and gas exploration and production industry:

  •
  Southwestern Energy Company

  •
  Range Resources Corporation

  •
  QEP Resources, Inc.

  •
  Cabot Oil & Gas Corporation

  •
  Quicksilver Resources Inc.

  •
  EXCO Resources, Inc.

        Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

        Goldman Sachs calculated and compared various financial multiples and ratios based on financial data as of July 13, 2011, information it obtained from SEC filings and I/B/E/S Consensus Estimates and Capital IQ estimates for the selected companies. Goldman Sachs used the ranges calculated for the selected companies to imply illustrative values per share of the Company's Common Stock, using the Company's closing price on July 13, 2011 where applicable.

        With respect to the selected companies, Goldman Sachs calculated enterprise value as a multiple of estimated earnings before interest, taxes, depreciation and amortization, and exploration expense, or EBITDA, for each of fiscal year 2011 and 2012. The results of these analyses are summarized as follows:

	Peer Multiples		Implied Company Value Per Share
Enterprise Value as a multiple of:	Range	Median	Range	Median
EBITDA
2011E	6.8x–13.3x	9.5x	$25.19–$55.64	$37.89
2012E	5.5x–10.0x	7.7x	$28.98–$58.14	$42.86

        Goldman Sachs also calculated the selected companies' price as a multiple of estimated discretionary cash flow per share for each of fiscal year 2011 and 2012. The following table presents the results of this analysis:

	Peer Multiples		Implied Company Value Per Share
Price as a multiple of:	Range	Median	Range	Median
Discretionary Cash Flow
2011E	5.8x-13.0x	8.3x	$23.01–$51.51	$33.01
2012E	4.2x-9.6x	6.8x	$23.64–$53.50	$37.68

        Goldman Sachs also considered reserve value for each company, which is the enterprise value of a company minus the value of its non-reserve assets, (i) divided by the aggregate amount of reserves as of the year end 2010, adjusted for any acquisitions or divestitures of proved reserves and (ii) divided by estimated average daily production for each of fiscal year 2011 and 2012. The following table presents the results of this analysis:

	Peer Multiples		Implied Company Value Per Share
Reserve Value as a ratio of:	Range	Median	Range	Median
Proved Reserves ($/mcfe)	$1.44–$3.23	$2.84	$10.05–$29.64	$25.41
Production ($/mcfe/d)
2011E	$9,258–$17,847	$12,583	$22.85–$49.38	$33.12
2012E	$7,223–$14,011	$11,283	$20.57–$45.32	$35.37

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Guarantor or the contemplated Transactions.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the Board as to the fairness from a financial point of view of the $38.75 in cash to be paid to the holders (other than the Guarantor and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, the Guarantor, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The Offer Price was determined through arm's-length negotiations between the Company and the Guarantor and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

        As described above, Goldman Sachs' opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached hereto as Annex B.

        Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, the Guarantor and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which Goldman Sachs' Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner in May 2011 with respect to an offering of the Company's 6.25% Senior Notes due May 2019 (aggregate principal amount of $600 million). Goldman Sachs also has provided certain investment banking services to the Guarantor and its affiliates from time to time for which Goldman Sachs' Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Guarantor in connection with its offer to acquire Rio Tinto announced February 2008. Goldman Sachs may also in the future provide investment banking services to the Company, the Guarantor and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

Petrohawk Unaudited Prospective Financial Information

        The Company does not as a matter of course make public forecasts as to future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including this prospective financial information in this Schedule 14D-9 to provide its stockholders access to certain non-public unaudited prospective financial information that was made available to BHP Billiton, the Board and Petrohawk's financial advisors in connection with the transactions contemplated by the Merger Agreement. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

        While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic, market and financial conditions, commodity prices, demand for natural gas and oil, production growth, capacity utilization and additional matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Petrohawk's stockholders are urged to review the Company's most recent SEC filings for a description of risk factors with respect to Petrohawk's business. See Item 8 below under the heading "Forward-Looking Statements". The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company's independent registered public accounting firm contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 relates to the Company's historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

        The following table presents selected unaudited prospective financial data for the fiscal years ending 2011 through 2015, which information is substantially similar in all material respects to the information provided to BHP Billiton, with the principal exceptions being changes in commodity prices and expected capital expenditures following the provision of such information to BHP Billiton.

	For the Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015
Production (Mmcfe/d)	966	1,171	1,518	1,961	2,378
Benchmark Prices
Natural Gas—NYMEX ($/Mmbtu)	$4.46	$4.81	$5.18	$5.46	$5.75
Crude Oil—NYMEX ($/Bbl)	$98.81	$101.46	$102.77	$102.53	$101.99
Adjusted EBITDA ($ in millions)(1)	$1,500	$2,020	$3,072	$4,267	$5,283
Capital Expenditures ($ in millions)	$2,926	$2,727	$2,855	$3,230	$3,425

(1)
Adjusted EBITDA is a non-GAAP measure and is used by the Company's management to measure the operating performance of the business. The Company defines Adjusted EBITDA as EBITDA, after adding back unrealized gains and losses on derivative contracts, stock-based compensation and amortization of deferred gain on sale of gas gathering systems. The Company defines EBITDA as income from continuing operations, net of income taxes before interest expense, interest income, income tax and depletion, depreciation and amortization.

        The following table presents a reconciliation of Adjusted EBITDA to net income from continuing operations (in millions):

	For the Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015
Net income from continuing operations	$253	$519	$1,000	$1,588	$2,027
Interest expense and other	$283	$318	$342	$239	$112
Income tax provision	$157	$326	$628	$998	$1,274
Depletion, depreciation and amortization	$749	$913	$1,180	$1,524	$1,848

EBITDA	$1,442	$2,076	$3,150	$4,349	$5,261

Unrealized gain on derivative contracts(1)	$115	—	—	—	—
Stock-based compensation	$32	$39	$50	$64	$78
Amortization of deferred gain	$(89)	$(95)	$(128)	$(146)	$(56)

Adjusted EBITDA	$1,500	$2,020	$3,072	$4,267	$5,283

(1)
Petrohawk does not forecast unrealized gains and losses on derivative contracts.

        Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by the Company or any other person to any stockholder of Petrohawk regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such.

        THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        The Company has retained Goldman Sachs as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, to deliver to the Board an opinion as to the fairness of the consideration paid in connection with the Offer and Merger, as discussed in Item 4 above. The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated June 29, 2011, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $30 million, the principal portion of which is payable upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

        Other than in the ordinary course of business in connection with the Company's employee benefit plans, no transactions with respect to the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except for the following transactions:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Robert G. Raynolds	June 30, 2011	895	$24.67	Quarterly director fee shares
H. Weldon Holcombe	May 27, 2011	14,000	$26.31	Open market sale
Tina S. Obut	May 26, 2011	2,500	$25.73	Open market sale

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for, or other acquisition of, the Company's securities by the Company, any of the Company subsidiaries or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of the Company subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company subsidiaries; or (iv) any material change in the present dividend policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9 or as incorporated into this Schedule 14D-9 by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

Information Regarding Golden Parachute Compensation

  Background

        Messrs. Floyd C. Wilson, Mark J. Mize, Richard K. Stoneburner, Larry L. Helm and Stephen W. Herod are the Company's current named executive officers ("Named Executive Officers"). In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Named Executive Officers and the Company or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into Retention Agreements with the Named Executive Officers. The terms and conditions of these Retention Agreements are described in Item 3 above under the heading "Retention Agreements; Employment Agreements" which information is incorporated by reference herein.

  Aggregate Amounts of Potential Compensation

        To provide you with meaningful information about the potential payments and benefits the Named Executive Officers could receive related to the consummation of the Offer, the table below summarizes potential payments and benefits that the Named Executive Officers would be entitled to receive if the Offer is consummated. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a Named Executive Officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed an Acceptance Time of September 1, 2011, including with respect to calculating the portion of equity awards subject to acceleration of vesting (assuming continued vesting of the equity and assuming that all Options, SARs and unvested Restricted Shares are outstanding on such date).

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)(6)	Total ($)
Floyd C. Wilson Chairman of the Board and Chief Executive Officer	7,000,000	14,792,508	—	23,352	2,055,488	2,000,000	25,871,348
Mark J. Mize Executive Vice President, Chief Financial Officer and Treasurer	1,920,000	5,684,330	—	18,813	—	400,000	8,023,143
Richard K. Stoneburner President and Chief Operating Officer	—	9,209,527	—	—	732,283	1,295,000	11,236,810
Larry L. Helm Executive Vice President—Finance and Administration	—	5,730,469	—	—	—	960,000	6,690,469
Stephen W. Herod Executive Vice President—Corporate Development and Assistant Secretary	2,240,000	7,429,507	—	22,963	467,938	800,000	10,960,408

(1)
Amounts represent the double trigger cash severance payments payable under the Retention Agreements after each Named Executive Officer voluntarily terminates employment without Good Reason (as defined in the Retention Agreements) following his respective Retention Date. Using these assumptions, under the terms of the Retention Agreements, Mr. Helm and Mr. Stoneburner would not be entitled to any severance. Upon such termination, Mr. Wilson and Mr. Mize would also be entitled to pro-rated 2011 bonuses equal to $2,082,191.78 and $512,438.36, respectively, Mr. Herod would be entitled to a pro-rated 2012 bonus of $118,356 and Mr. Helm and Mr. Stoneburner would be entitled to receive full bonuses for 2012 equal to $560,000 and $720,000, respectively.

If Mr. Helm and Mr. Stoneburner instead experienced a Qualifying Termination of employment immediately following the Acceptance Time, they would be entitled to receive, among other payments and benefits, the following: (i) double trigger cash severance payments equal to $1,920,000 and $2,590,000, respectively, (ii) pro-rated 2011 bonuses equal to $372,821 and $479,342, respectively and (iii) excise tax gross-up payments equal to $359,226 and $1,079,975, respectively.

(2)
Amounts below represent the cash to be received at the Acceptance Time by the Named Executive Officers due to the accelerated vesting and cash-out of unvested Options, SARs and restricted stock awards, based on a share price of $38.75 and assuming that there is no incremental vesting of any Options, SARs or Restricted Shares stock awards between the date hereof and the Acceptance Time. These payments are single trigger payments due upon the Acceptance Time and do not require a termination of the Named Executive Officer's employment before payment of these amounts can occur.

Name	Options ($)	SARs ($)	Restricted Shares ($)
Floyd C. Wilson	7,429,969	0	7,362,539
Mark J. Mize	2,850,387	0	2,833,943
Richard K. Stoneburner	4,391,584	0	4,817,943
Larry L. Helm	2,877,151	0	2,853,318
Stephen W. Herod	3,693,968	0	3,735,539

(3)
None of our Named Executive Officers participate in a defined benefit pension plan or any deferred compensation plans other than the benefits provided under the Retention Agreements.

(4)
This amount consists of continued medical insurance coverage and continued dental insurance coverage for two years for the Named Executive Officer and his family, payable by the Company to Named Executive Officer following such Named Executive Officer's termination of employment due to a Qualifying Termination following his respective Retention Date but prior to the two-year anniversary of the Acceptance Time. If either Mr. Helm or Mr. Stoneburner were to resign without Good Reason (as defined in the Retention Agreements) prior to December 31, 2012, the Company will continue to maintain and pay premiums for medical and dental benefits for such Named Executive Officer and his family for 18 months following such Named Executive Officer's termination of employment.

(5)
These amounts represent the estimated payments to be made to executives due to excise taxes imposed by Section 4999 of the Code and are calculated based on the assumptions, among others, that the Named Executive Officers' annual base salaries are the same as those currently paid to the Named Executive Officers in respect of 2011, that the Named Executive Officers' annual bonus amounts are the same as were paid to the Named Executive Officers in respect of 2010 and that certain payments made in accordance with the terms of the Retention Agreements are not considered subject to excise tax under Section 4999 of the Code. Please note that the actual amounts, if any, of any tax reimbursement payment in respect of any excise tax that might be imposed under Section 4999 of the Code may be greater or lesser, by a material amount, than the amounts set forth above, depending upon the facts and circumstances, and other mitigating factors.

(6)
These amounts represent the portion of the Retention Payments that are payable at the Acceptance Time, as provided under the Retention Agreements. The Named Executive Officers are also entitled to receive minimum bonus amounts for services rendered after the Acceptance Time, as provided under the Retention Agreements. Messrs. Stoneburner and Helm are also each entitled to receive, at the Acceptance Time, a grant of Guarantor RSUs that are subject to continued employment (subject to certain exceptions) at the Acceptance Time for services rendered after the Acceptance Time. Also, Mr. Wilson is entitled to a Consulting Fee for consulting services rendered after the Acceptance Time.

Appraisal Rights

        No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder (which, unless the court determines otherwise for good cause shown, shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment). Any such judicial determination of the fair value of any Shares could be based upon considerations other than, or in addition to, the Offer Price and the market value of such Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger (which is equivalent in amount to the Offer Price). In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the merger consideration which is equal to the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

        The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights in accordance with Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the proxy statement or information statement disseminated in connection with the Merger, unless effected as a "short-form" merger, in which case they will be set forth in a notice of merger to be sent to the Company's stockholders. The foregoing discussion is not a complete statement of law pertaining to appraisal rights in accordance with Delaware law and is qualified in its entirety by reference to Delaware law.

        Each of Parent, Purchaser and the Company has acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to Dissenting Shares, and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option (as defined below), the Shares issued pursuant to the Top-Up Option (the "Top-Up Option Shares") or any cash or promissory note delivered by Purchaser to the Company as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Shares in such appraisal proceeding in accordance with Section 262 of the DGCL.

Anti-Takeover Statute

        As a Delaware corporation with a class of voting stock listed on a national securities exchange, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding any shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or subsequent to the time such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. These restrictions will not be applicable to Purchaser, Parent and BHP because the Board has approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, including for the purposes of Section 203.

Antitrust Laws

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or it may be lengthened if the parties decide to voluntarily withdraw and re-file to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        Each of the Company and Parent filed on July 15, 2011 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Shares pursuant to the Offer was scheduled to expire at 11:59 p.m. (New York City time) on August 1, 2011. The condition to the Offer relating to the HSR Act was satisfied on July 22, 2011 when early termination of the initial HSR Act waiting period was granted.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent's or Purchaser's acquisition or ownership of the Shares, other than the foregoing filings under the HSR Act and the notification to CFIUS described below.

National Security Regulations

        Section 721 of the U.S. Defense Production Act of 1950, as amended, and the applicable regulations related thereto ("Section 721"), empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a "foreign person" if the President, after investigation, determines that such foreign person's control of such U.S. company threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect U.S. national security. The Committee on Foreign Investment in the United States ("CFIUS"), an inter-agency committee chaired by the Treasury Department and composed of top officials from 12 executive departments of the United States government, was delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

        A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. CFIUS has 30 calendar days from the date after it accepts the submission to review the transaction and decide whether to initiate an additional 45-day investigation. Most reviews are completed with a letter from CFIUS stating that it has determined that there were no unresolved national security concerns. If CFIUS decides to initiate an investigation, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to block the transaction. Under the Foreign Investment and National Security Act of 2007, CFIUS is required to conduct a full 45-day investigation of any case in which an entity controlled by or acting on behalf of a foreign government is engaged in an acquisition that could affect national security, unless the Secretary of the Treasury and the lead agency in the review determine there are no threats to national security.

        Although Section 721 does not require the filing of a notification and does not prohibit the consummation of acquisitions, mergers or takeovers, if an acquisition, merger or takeover is consummated prior to the issuance of a no-action letter or notification is not made, such an acquisition, merger or takeover thereafter remains subject to divestment after its consummation should the President subsequently determine that the national security of the United States has been threatened or impaired. The Company is engaged in interstate commerce in the United States and Guarantor is a foreign person, and therefore the Offer is potentially subject to review under Section 721. Based on the information available to it, the Company does not believe that the Offer threatens to impair the national security of the United States. Nevertheless, for greater certainty, on July 15, 2011, Purchaser and the Company filed a joint voluntary notice with CFIUS, which filing was accepted on July 19, 2011. There can be no assurance as to the result or timing of such review, although Purchaser believes that the Offer will ultimately be approved following the 30-calendar day review period ending on August 17, 2011.

Litigation

        The Company and the members of its Board are named as defendants in purported class action lawsuits brought by the Company's stockholders challenging the proposed transaction (the "Stockholder Actions"). The Stockholder Actions were filed in: the Court of Chancery of the State of Delaware, Astor BK Realty Trust v. Petrohawk Energy Corp., et al., C.A. No. 6675-CS, Grossman v. Petrohawk Energy Corp., et al., C.A. No. 6688-CS, and Marina Gincherman, IRA v. Petrohawk Energy Corp., et al., C.A. No. 6700, and the District of Harris County, Texas, Iron Workers District Counsel of Tennessee Valley & Vicinity Pension Plan v. Petrohawk Energy Corp., et al., C.A. No. 42124, Iron Workers Mid-South Pension Fund v. Petrohawk Energy Corp., et al., C.A. No. 42590, and L.A. Murphy v. Wilson, et al., C.A. No. 42772. The Guarantor, Parent and Purchaser are named as defendants in the Grossman, Gincherman and the two Iron Workers actions. The Stockholder Actions seek certification of a class of the Company's stockholders and generally allege, among other things, that: (i) each member of the Board breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to preclusive deal protection provisions, and failing to protect against conflicts of interest; (ii) the Company aided and abetted the Company's directors' purported breaches of their fiduciary duties; and/or (iii) the Guarantor, Parent and Purchaser parties aided and abetted the purported breaches of fiduciary duties by the Company's directors. The Stockholder Actions seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages and attorneys' fees and costs. The Company believes the Stockholder Actions are without merit and intends to defend itself vigorously.

Vote Required to Approve the Merger; Short-Form Merger

        The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option described below), at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement (the "Short Form Threshold"), Purchaser will be able to effect the Merger without the vote of any stockholder of the Company. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger under Section 251 of the DGCL.

Top-Up Option

        Subject to the terms of the Merger Agreement and applicable law, the Company has granted Purchaser an irrevocable option (the "Top-Up Option"), exercisable after the Acceptance Time, to purchase at a price per Share equal to the Offer Price, additional Shares from the Company as necessary so that Parent and its affiliates own, when added to the number of Shares already owned by Purchaser and any of its affiliates immediately prior to the time of such exercise, one Share more than the Short Form Threshold; provided that the Top-Up Option cannot be exercised (i) to the extent the Top-Up Option Shares would exceed the number of the Company's authorized and unissued Shares that are not otherwise reserved or committed to be issued, or (ii) if the Short Form Threshold would not be immediately reached after such exercise. If Purchaser does not attain the Short Form Threshold, the Company will either hold a special stockholders' meeting to obtain stockholder approval of the Merger or seek action by written consent of stockholders for the approval of the Merger. In either case, the Purchaser will vote all Shares it acquires pursuant to the Offer in favor of the adoption of the Merger Agreement, either at a special meeting or by written consent, thereby assuring its approval.

Section 14(f) Information Statement

        The Information Statement included as Exhibit (a)(1)(L) and Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Parent, pursuant to the Merger

Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company's stockholders as described in the Information Statement, and is incorporated by reference herein.

Forward-Looking Statements

        Certain statements either contained in, or incorporated by reference into, this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company's business plans, planned capital expenditures, potential increases in oil and natural gas production, the number and location of wells to be drilled in the future, future cash flows and borrowings, pursuit of potential acquisition opportunities, financial position, business strategy and other plans and objectives for future operations, and the assumptions upon which those statements are based, are "forward-looking statements" statements within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "may," "expect," "estimate," "project," "plan," "believe," "intend," "achievable," "anticipate," "will," "continue," "potential," "should," "could" and similar terms and phrases. Such forward-looking statements are not guarantees or predictions of future performance, and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results, performance or achievements of the Company or the Surviving Corporation following completion of the Merger to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include the ability of the Company, the Guarantor, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; expectations regarding environmental matters, including costs of compliance and the impact of potential regulations or changes to current regulations to which the Company is or could become subject; beliefs about oil and gas reserves; beliefs and assumptions about market competition and the behavior of other participants in the oil and gas exploration, development or production industries; the effectiveness of the Company's strategies to capture opportunities presented by changes in prices and to manage its exposure to price volatility; beliefs and assumptions about weather and general economic conditions; beliefs regarding the U.S. economy, its trajectory and its impacts, as well as the stock price of the Company; projected operating or financial results, including anticipated cash flows from operations, revenues and profitability; expectations regarding the Company's revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments; the Company's ability to efficiently operate its assets so as to maximize its revenue generating opportunities and operating margins; beliefs about the outcome of legal, regulatory, administrative and legislative matters; expectations and estimates regarding capital and maintenance expenditures and its associates costs; uncertainties as to how many of the Shares will be tendered in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer or Merger on the Company's business and the fact that the announcement and pendency of the Offer and Merger may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company; and other risks detailed in the Company's public filings with the SEC from time to time, including the Company's most recent Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Reports on Form 10-Q. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, and any or all of the Company's forward-looking statements may turn out to be wrong. The Company cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to unduly rely on these forward-looking statements. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company or the Surviving Corporation following the consummation of the Merger unless otherwise stated. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

Item 9.    Exhibits

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated July 25, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by the Guarantor, Parent and Purchaser on July 25, 2011)
(a)(1)(B)
Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by the Guarantor, Parent and Purchaser on July 25, 2011)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by the Guarantor, Parent and Purchaser on July 25, 2011)
(a)(1)(D)
Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by the Guarantor, Parent and Purchaser on July 25, 2011)
(a)(1)(E)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by the Guarantor, Parent and Purchaser on July 25, 2011)
(a)(1)(F)
Summary Advertisement as published in the Wall Street Journal on July 25, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC by the Guarantor, Parent and Purchaser on July 25, 2011)
(a)(1)(G)	Joint Press Release issued by BHP Billiton and Petrohawk dated July 15, 2011 (incorporated by reference to Exhibit 99.1 to Petrohawk's Current Report on Form 8-K filed with the SEC on July 20, 2011)
(a)(1)(H)	Presentation (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Guarantor, Parent and Purchaser with the SEC on July 15, 2011)
(a)(1)(I)	Transcript of Investor Briefing Teleconference (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Guarantor, Parent and Purchaser on July 15, 2011)
(a)(1)(J)	Transcript of Media Briefing Teleconference (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by the Guarantor, Parent and Purchaser on July 15, 2011)
(a)(1)(K)
Letter from Floyd C. Wilson, Chairman and Chief Executive Officer of Petrohawk, to Petrohawk's employees, dated July 14, 2011 (incorporated by reference to Petrohawk's Schedule 14D-9C filed with the SEC on July 15, 2011)
(a)(1)(L)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9)*
(a)(1)(M)
Joint Press Release issued by BHP Billiton and Petrohawk dated July 25, 2011 (incorporated by reference to Exhibit (a)(1)(K) to the Tender Offer Statement on Schedule TO filed with the SEC by the Guarantor, Parent and Purchaser on July 25, 2011)

Exhibit No.	Document
(a)(2)(A)	Letter, dated July 25, 2011, to Petrohawk's stockholders*
(a)(2)(B)	Opinion of Goldman, Sachs & Co., dated July 14, 2011 (included as Annex B to this Schedule 14D-9)*
(e)(1)
Agreement and Plan of Merger, dated July 14, 2011, by and among the Guarantor, Parent, Purchaser and Petrohawk (incorporated by reference to Exhibit 2.1 to Petrohawk's Current Report on Form 8-K filed with the SEC on July 20, 2011)
(e)(2)	Confidentiality Agreement, dated as of June 22, 2011, between Petrohawk and Parent*
(e)(3)
Executive Retention Agreement, dated as of July 14, 2011, between Petrohawk and Floyd C. Wilson (incorporated by reference to Exhibit 10.1 to Petrohawk's Current Report on Form 8-K filed with the SEC on July 20, 2011)
(e)(4)
Form of Executive Retention Agreement between Petrohawk and the 90 Day Executive (incorporated by reference to Exhibit 10.2 to Petrohawk's Current Report on Form 8-K filed with the SEC on July 20, 2011)
(e)(5)
Form of Executive Retention Agreement between Petrohawk and the 180 Day Executive (incorporated by reference to Exhibit 10.3 to Petrohawk's Current Report on Form 8-K filed with the SEC on July 20, 2011)
(e)(6)
Form of Executive Retention Agreement between Petrohawk and the 2014 Executives (incorporated by reference to Exhibit 10.4 to Petrohawk's Current Report on Form 8-K filed with the SEC on July 20, 2011)
(e)(7)
Form of Executive Retention Agreement between Petrohawk and the 2012 Executives (incorporated by reference to Exhibit 10.5 to Petrohawk's Current Report on Form 8-K filed with the SEC on July 20, 2011)

*
Filed herewith

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PETROHAWK ENERGY CORPORATION
Date: July 25, 2011
	By:	/s/ DAVID S. ELKOURI Name: David S. Elkouri Title: Executive Vice President, General Counsel and Secretary

ANNEX A

PETROHAWK ENERGY CORPORATION
1000 Louisiana, Suite 5600
Houston, Texas 77002

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement (this "Information Statement") is being mailed on or about July 25, 2011 to holders of record of common stock, par value $0.001 per share (the "Common Stock"), of Petrohawk Energy Corporation, a Delaware corporation ("Petrohawk" or the "Company"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company with respect to the cash tender offer (the "Offer") by North America Holdings II Inc., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of BHP Billiton Petroleum (North America) Inc., a Delaware Corporation ("Parent"), which is a wholly owned subsidiary of BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (the "Guarantor"), to purchase all of the shares of Common Stock (the "Shares") that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we," and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company's stockholders to a majority of the seats on the Company's Board of Directors (the "Board" or the "Board of Directors"). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of July 14, 2011, by and among the Guarantor, Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on July 25, 2011 to purchase all of the Shares that are issued and outstanding, at a price of $38.75 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal") which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer". Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight (New York City time), at the end of Friday, August 19, 2011 (such date, or the latest time and date at which the Offer, as so extended, will expire, the "Expiration Date"), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will accept for payment and will promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company's stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on July 25, 2011.

        The Merger Agreement provides that, if there has been validly tendered and not withdrawn prior to the Expiration Date that number of Shares that represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (the "Minimum Condition") and Purchaser accepts for payment and pays for the Shares tendered into the Offer and not validly withdrawn (the time of such acceptance for payment being the "Acceptance Time"), Parent will be entitled to elect or designate a number of directors, rounded up to the next whole number (subject to a maximum of eight designees in the event that the Board is set to a maximum size of eleven), to the Board that is equal to the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and its affiliates (including any such Shares as are accepted for payment and paid for pursuant to the Offer) bears to the total number of Shares issued and outstanding, and the Company will cause the directors designated by Parent to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors and taking any other necessary actions. The effect of Parent's exercise of its right under the Merger Agreement is the ability to designate a majority of the Board.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with the possible appointment of Purchaser's designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent, Purchaser and Parent's designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD

Information with respect to the Designees

        Parent has informed the Company that it will choose its designees to the Board from the list of persons set forth below (the "Potential Designees").

        The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of Purchaser and Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        Each of Purchaser and Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        It is expected that Parent's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than August 19, 2011, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

        The following table sets forth information with respect to the Potential Designees (including, as of July 25, 2011, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is 1360 Post Oak Blvd., Suite 150, Houston, Texas 77056.

Name; Country of Citizenship	Age	Current Principal Occupation or Employment; Position Held During the Past Five Years
J. Michael Yeager U.S.A.	58	J. Michael Yeager, Group Executive and Chief Executive Petroleum, heads the global petroleum business for BHP Billiton, one of the world's largest diversified resources corporations. Mr. Yeager joined BHP Billiton in April 2006 as Chief Executive Petroleum.
David Ian Rainey U.S.A. and U.K.	57
		David Rainey is President of Exploration for BHP Billiton Petroleum. Prior to joining BHP Billiton in June 2011, Mr. Rainey held positions at BP, an international oil and gas company. Most recently, he served as Vice President of Science, Technology, Environment and Regulatory Affairs for BP's Gulf Coast Restoration Organization from July 2010 through May 2011. Prior to this role, he served as BP's Deputy Incident Commander in Unified Area Command in Robert, Louisiana from April 2010 through June 2010 and before that, he served as BP's Business Unit Leader and Vice President of Gulf of Mexico Exploration from April 2005 through April 2010.

Name; Country of Citizenship	Age	Current Principal Occupation or Employment; Position Held During the Past Five Years
David James Nelson U.S.A. and U.K.	56
		David Nelson has served as Vice President, Human Resources for BHP Billiton Petroleum since June 2007. Mr. Nelson was previously Manager of Organisational Development for BHP Billiton Petroleum when he joined BHP Billiton in June 2006. Before joining BHP Billiton, Mr. Nelson spent 28 years working for ConocoPhillips, an international energy company, where he held numerous Senior Human Resources Management positions in the USA, UK, Egypt and Norway.
Douglas Dale Handyside Canada and U.S.A.	55
		Doug Handyside is the Acting President of Production for BHP Billiton Petroleum. Prior to moving to this position in June of 2011, Mr. Handyside served as Vice President of Engineering for BHP Billiton Petroleum. Before joining BHP Billiton in July of 2010, Mr. Handyside held positions at BP. Mr. Handyside was Asset and Development Manager for BP's largest drilling and production spar in the Gulf of Mexico from September 2006 through June 2010, and before that, he served as Reservoir and Production Engineering Functional Authority from September 2003 through September 2006.
Nigel Henry Smith U.K.	54	Nigel Smith has served as the President of Development for BHP Billiton Petroleum since July 2006.
David Duane Powell U.S.A.	53
		David Powell is Chief Financial Officer for BHP Billiton Petroleum. Prior to joining BHP Billiton in January 2009, Mr. Powell held positions at Occidental Oil and Gas Corporation, an international oil and gas exploration and production company, where he held the position of VP Houston Finance from November 2007 through December 2008. Prior to this role, Mr. Powell served as Vice President of Latin America from March 2006 through October 2007.
Jeffrey L. Sahlberg U.S.A.	52
		Jeffrey L. Sahlberg has served as Controller of BHP Billiton Petroleum since June 2010. Prior to this role, Mr. Sahlberg served as Division Finance Manager supporting the Development Division of BHP Billiton Petroleum from December 2006 through May 2010 and before that, he served as Vice President Finance—Americas from July 2005 through November 2006.
Alex Archila U.S.A.	48
		Alex Archila has served as Vice President Planning & Portfolio Management for BHP Billiton Petroleum since July 2009. From July 2006 through July 2009, Mr. Archila served as CEO of Madagascar Oil Ltd., a heavy oil private startup company with assets in the island of Madagascar. Prior to that he worked for Chevron Corporation, one of the world's largest integrated energy companies, for 24 years in various international and domestic assignments.

 GENERAL INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company's stockholders. As of July 15, 2011, there were 303,892,075 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

        The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on July 15, 2011, as well as the years in which the current terms of the directors expire:

Name	Age	Position	Expiration of Term
Floyd C. Wilson	64	Chairman of the Board and Chief Executive Officer	2014
James W. Christmas (1)(2)	63	Vice Chairman of the Board	2012
Thomas R. Fuller (2)(4)	63	Director	2012
James L. Irish III (1)	67	Director	2012
Gary A. Merriman (2)(3)	56	Director	2014
Robert G. Raynolds (4)	59	Director	2013
Stephen P. Smiley (1)(2)	62	Director	2013
Robert C. Stone, Jr. (3)(4)	62	Director	2014
Christopher A. Viggiano (1)(3)	57	Director	2013
Richard K. Stoneburner	57	President and Chief Operating Officer
Mark J. Mize	39	Executive Vice President—Chief Financial Officer and Treasurer
David S. Elkouri	57	Executive Vice President—General Counsel and Secretary
Larry L. Helm	63	Executive Vice President—Finance and Administration
Stephen W. Herod	52	Executive Vice President—Corporate Development and Assistant Secretary
H. Weldon Holcombe	58	Executive Vice President—Mid-Continent Region
Ellen R. DeSanctis	55	Senior Vice President—Corporate Communications
Charles W. Latch	66	Senior Vice President—Western Region
Tina S. Obut	46	Senior Vice President—Corporate Reserves
C. Byron Charboneau	34	Vice President—Chief Accounting Officer and Controller
Charles E. Cusack III	52	Vice President—Exploration
Joan W. Dunlap	37	Vice President—Investor Relations

(1)
Member of the Audit Committee.

(2)
Member of the Nominating and Corporate Governance Committee.

(3)
Member of the Compensation Committee.

(4)
Member Reserves Committee.

Board of Directors

        Floyd C. Wilson has served as our Chairman of the Board and Chief Executive Officer since May 25, 2004. Mr. Wilson also served as our President from 2004 to 2009. Prior to May 2004, he was President and Chief Executive Officer of PHAWK, LLC, an oil and natural gas company that he founded in June 2003. Mr. Wilson was the Chairman and Chief Executive Officer of 3TEC Energy Corporation, an oil and natural gas company with properties concentrated in East Texas and the Gulf Coast from August 1999 until its merger with Plains Exploration & Production Company in June 2003. In 1998, Mr. Wilson founded W/E Energy Company L.L.C., formerly known as 3TEC Energy Company L.L.C., to make investments in oil and natural gas properties and companies, and he served as its President until August 1999. Mr. Wilson began his career in the energy business in Houston, Texas in 1970 as a completion engineer. He moved to Wichita, Kansas in 1976 to start an oil and gas operating company, one of several private energy ventures which preceded the formation of Hugoton Energy Corporation in 1987, where he served as Chairman, President and Chief Executive Officer. In 1994, Hugoton completed an initial public offering and was merged into Chesapeake Energy Corporation in 1998.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Wilson's contributions to the Board, determined that his role as the Company's Chief Executive Officer, his experience in the energy industry and his many years of service as a director and chief executive officer of oil and natural gas exploration and production companies provide significant contributions to the Board.

        James W. Christmas has served as a director since July 12, 2006, effective upon the merger of KCS Energy, Inc. ("KCS") into the Company. Mr. Christmas has served as Vice Chairman of the Board of Directors since July 12, 2006. He also serves on the Audit Committee and the Nominating and Corporate Governance Committee. He served as President and Chief Executive Officer of KCS from 1988 until April 2003 and Chairman of the Board and Chief Executive Officer of KCS until its merger into the Company. Mr. Christmas was a Certified Public Accountant in New York and was with Arthur Andersen & Co. from 1970 until 1978 before leaving to join National Utilities & Industries ("NUI"), a diversified energy company, as Vice President and Controller. He remained with NUI until 1988, when NUI spun out its unregulated activities that ultimately became part of KCS. As an auditor and audit manager, controller and in his role as Chief Executive Officer of KCS, Mr. Christmas was directly or indirectly responsible for financial reporting and compliance with SEC regulations, and as such has extensive experience in reviewing and evaluating financial reports, as well as in evaluating executive and board performance and in recruiting directors.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Christmas's contributions to the Board, determined that his prior experience as an executive and director and his past audit, accounting and financial reporting experience provide significant contributions to the Board.

        Thomas R. Fuller has served as a director since March 6, 2006. Mr. Fuller serves on Petrohawk's Reserves Committee, and is the Chairman of the Nominating and Corporate Governance Committee. Since December 1988, Mr. Fuller has been a principal of Diverse Energy Management Co., a private upstream acquisition, drilling and production company which also invests in other energy-related companies. Mr. Fuller has earned degrees from the University of Wyoming and the Louisiana State University School of Banking of the South and is a Registered Professional Engineer in Texas. He has 40 years of experience as a petroleum engineer, specializing in economic and reserves evaluation. He has served as an employee, officer, partner or director of various companies, including ExxonMobil, First City National Bank, Hillin Oil Co., Diverse Energy Management Co. and Rimco Royalty Partners. Mr. Fuller also has extensive experience in energy-related merger and acquisition transactions, having generated and closed over 90 producing property acquisitions during his career. As a primary lending officer to many independent energy companies, Mr. Fuller has extensive experience in analyzing and evaluating financial, business and operational strategies for energy companies.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Fuller's contributions to the Board, determined that his petroleum engineering and energy-related acquisitions and analytical experience provide significant contributions to the Board.

        James L. Irish III has served as a director since May 25, 2004. Mr. Irish serves as the Company's Chairman of the Audit Committee and as its Lead Director (our lead independent director). Mr. Irish served as a director of 3TEC Energy Corporation from 2002 until June 2003, and has served as an advisory director of EnCap Investments L.P. since October 2007. For over 30 years, until his retirement in December 2001, Mr. Irish practiced law with Thompson & Knight LLP, a Texas-based law firm that represents multinational and independent oil and gas companies, host government oil and gas companies, large utilities, private power plants, energy industry service companies, refineries, petrochemical companies, financial institutions, and multinational drilling contractors and construction companies. Mr. Irish's practice specialized in the area of energy finance and focused on the representation of insurance companies, pension plan managers, foundations and other financial institutions with respect to their equity and debt oil and gas investments and their related legal, regulatory and structural issues. Mr. Irish has also represented energy companies in connection with project financings, joint ventures, master limited partnerships and similar matters and has represented banks and other financial institutions with issues of revolving credit, project, term and other oil and gas loans. Mr. Irish served as chair of the energy group of Thompson & Knight LLP and was its sole Vice President or Managing Partner for over ten years prior to his retirement. Mr. Irish has been named since 1987 in Corporate Law by The Best Lawyers in America and has been included as a Texas Super Lawyer by Texas Monthly in Energy & Natural Resources and Securities & Corporate Finance.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Irish's contributions to the Board, determined that his experience in legal, financial and transactional matters affecting oil and natural gas companies provide significant contributions to the Board.

        Gary A. Merriman has served as a director since July 12, 2006, effective upon the merger of KCS into the Company. He serves as the Chairman of the Compensation Committee and as a member of the Nominating and Corporate Governance Committee. Mr. Merriman had served as a director of KCS since April 2005. Mr. Merriman left Conoco Inc. in 2002 after having begun his career in the oil and natural gas industry there in 1976 following graduation from Marietta College with a Bachelor of Science in Petroleum Engineering. He held various engineering and supervisory positions with Conoco, including as a production superintendent in West Texas and engineering manager for Conoco's western Gulf of Mexico operations. In 1991, Mr. Merriman attended the Massachusetts Institute of Technology (MIT) as a Sloan Fellow, earning a Masters of Science in Management in 1992 and spent the following three years as a general manager of operations for Conoco in Aberdeen, Scotland. In 1995, Mr. Merriman was the President of Conoco Indonesia Inc. in Jakarta. In 1997, Mr. Merriman was the General Manager of the Rockies business unit in Denver for Conoco and in 1999, Mr. Merriman became the President of Exploration and Production for Conoco in the Americas with responsibilities for operations in the U.S. and South America.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Merriman's contributions to the Board, determined that his petroleum engineering background and operational and management experience in the oil and natural gas industry provide significant contributions to the Board.

        Robert G. Raynolds has served as a director since July 12, 2006, effective upon the merger of KCS into the Company. He serves on the Company's Reserves Committee. Mr. Raynolds is an exploration geologist with 35 years of experience in university teaching, with international applied-geological research experience in oil and gas exploration. He has been an independent consulting geologist for several major and independent oil and gas companies from 1992 until the present. After earning his PhD in geology at Dartmouth College, Mr. Raynolds taught on a Fulbright fellowship at the Center for Excellence in Geology at the University of Peshawar in Peshawar, Pakistan. He later taught at Dartmouth College and is currently an adjunct professor at the Colorado School of Mines. He has taught graduate level classes and seminars in structure, sequence stratigraphy and regional tectonics and undergraduate classes in remote sensing, stratigraphy of North America and field methods. He also instructs industry courses on sedimentation in extensional basins and stratigraphic analyses of regressive marine sequences. Mr. Raynolds has done geological field work and research in Europe, Africa, South America, and in Asia. He has exploration experience with Exxon and Amoco Production Companies involving exploration in Mexico, Australia, Pakistan, Egypt, Kenya, Burundi and Tanzania. Mr. Raynolds has domestic exploration experience that includes the Gulf Coast Tertiary, California onshore basins and Rocky Mountain basins and has initiated and conducted exploration in targeted shale gas plays in the Mancos, Lewis and Bearpaw shales of the Cretaceous Interior Seaway. He has extensive experience with log interpretation, subsurface mapping and correlation, 2-D and 3-D seismic interpretation, play analysis, field size distribution analysis and exploration strategy development. For the past ten years Mr. Raynolds has been a researcher and teacher at the Denver Museum of Nature & Science. Currently, his applied research has focused on groundwater resources and has included research in Bolivia and Argentina to investigate modern analogs to help define subtle stratigraphic controls on groundwater distribution in Colorado.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Raynolds's contributions to the Board, determined that his petroleum engineering and exploration experience provide significant contributions to the Board.

        Stephen P. Smiley has served as a director since April 5, 2010. Mr. Smiley serves on the Company's Audit Committee and the Nominating and Corporate Governance Committee. Upon his retirement from Hunt Private Equity Group in September 2010, Mr. Smiley founded and is the sole partner of Madison Lane Partners, LLC, an advisory and investment company. Mr. Smiley was the Co-founder and President of Hunt Private Equity Group, Inc. since 1996. During his time at Hunt Private Equity Group, he raised and managed a private equity fund to invest in leveraged buyouts and growth financings for various middle market companies. At Hunt Private Equity Group he was also responsible for managing relationships with institutional, family and individual investors, and for sourcing, evaluating, financing and managing the portfolio. Mr. Smiley also serves on the boards of Dynamex, Inc., a publicly traded company where he serves on the compensation, audit, governance and executive committees, and Ginsey Holdings, Inc., where he serves on the audit committee. Before he joined Hunt Private Equity Group, from 1991 to 1995 he co-founded and served as the chief executive officer of Cypress Capital Corporation where he raised and managed a multi-million dollar fund to invest in leveraged buyouts, industry consolidations and growth financings in the middle market. From 1989 to 1991 Mr. Smiley worked in the venture capital group at Citicorp/Citibank, N.A. Mr. Smiley holds a Bachelor of Arts from the University of Virginia and a Master of Business Administration from the College of William and Mary and has 30 years of corporate finance and investing experience, and over 20 years of corporate governance experience.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Smiley's nomination to the Board, determined that his experience in investing and financial matters and corporate governance would provide significant contributions to the Board.

        Robert C. Stone, Jr. has served as a director since September 2000. Mr. Stone is a member of the Company's Compensation Committee and is the Chairman of the Reserves Committee. Additionally, he has served on the Company's Audit Committee and Nominating and Corporate Governance Committee. Mr. Stone formed ENG Energy Advisory, LLC in 2007 and serves as its managing member. ENG provides advisory and consulting services to independent exploration and production companies with emphasis on capital formation, corporate strategy and acquisition and divestiture of producing properties. Mr. Stone retired in June 2007 from his position as Senior Vice President/Manager of Energy Lending at Whitney National Bank in New Orleans, Louisiana, where he was employed since 2000. Prior to this position, Mr. Stone was Manager of Energy Technical Services, Energy/Maritime Division at Hibernia National Bank from 1998 to 2000, where he had evaluation responsibilities for all syndicated and direct lending to exploration and production industry clients. Mr. Stone has held senior management positions in energy banking for over 21 years. Mr. Stone began his banking career as an engineer with First National Bank of Commerce in New Orleans in 1983. Prior to that, Mr. Stone earned a Bachelor of Science in Industrial Engineering and a Masters of Engineering (Petroleum Option) from the University of Houston. During and after his graduate work he was a teaching fellow with assignments in Engineering Economics and Engineering Statistics. Upon graduation he worked for Exxon Company, USA (now ExxonMobil Corporation) for seven years in increasingly responsible technical positions relating to the economic evaluation of oil and gas reserves and the management of engineers involved in reservoir and subsurface engineering. He was also a Founding Governor of the City Energy Club of New Orleans and is involved with many civic organizations in New Orleans where he still resides.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Stone's contributions to the Board, determined that his experience in energy banking and finance provide significant contributions to the Board.

        Christopher A. Viggiano has served as a director since July 12, 2006, effective upon the merger of KCS into the Company. Mr. Viggiano serves on the Company's Audit Committee and the Compensation Committee. Mr. Viggiano had served as a director of KCS since 1988, serving on the Compensation Committee and as the Audit Committee Chairman from 1988 until the merger with Petrohawk in 2006. He has been President, Chairman of the Board and majority owner of O'Bryan Glass Corp. in Queens, New York since December 1991. Mr. Viggiano is a Certified Public Accountant and worked in public accounting as an auditor for Arthur Anderson & Co. from 1975 to 1984, where his audits included energy, pipeline and gas utility companies among many other industries. He also worked within Arthur Anderson's merger and acquisition group from 1982 to 1984.

        The Nominating and Corporate Governance Committee, in reviewing and assessing Mr. Viggiano's contributions to the Board, determined that his experience as an executive officer, a director of an exploration and production company and his past audit and acquisition experience provide significant contributions to the Board.

Executive Officers

        Floyd C. Wilson has served as our Chairman of the Board and Chief Executive Officer since May 25, 2004. Mr. Wilson also served as our President from 2004 to 2009. Prior to May 2004, he was President and Chief Executive Officer of PHAWK, LLC, an oil and natural gas company that he founded in June 2003. Mr. Wilson was the Chairman and Chief Executive Officer of 3TEC Energy Corporation, an oil and natural gas company with properties concentrated in East Texas and the Gulf Coast from August 1999 until its merger with Plains Exploration & Production Company in June 2003. In 1998, Mr. Wilson founded W/E Energy Company L.L.C., formerly known as 3TEC Energy Company L.L.C., to make investments in oil and natural gas properties and companies, and he served as its President until August 1999. Mr. Wilson began his career in the energy business in Houston, Texas in 1970 as a completion engineer. He moved to Wichita, Kansas in 1976 to start an oil and gas operating company, one of several private energy ventures which preceded the formation of Hugoton Energy Corporation in 1987, where he served as Chairman, President and Chief Executive Officer. In 1994, Hugoton completed an initial public offering and was merged into Chesapeake Energy Corporation in 1998.

        Richard K. Stoneburner has served as President and Chief Operating Officer since September 8, 2009. Mr. Stoneburner previously has served as Executive Vice President—Chief Operating Officer from September 13, 2007 until September 8, 2009 and as Executive Vice President—Exploration from August 1, 2005, until September 13, 2007. Mr. Stoneburner served as Vice President—Exploration from May 25, 2004 until August 1, 2005. Prior to joining us, he was employed by PHAWK, LLC from its formation in June 2003 until May 2004. He joined 3TEC in August 1999 and was its Vice President—Exploration from December 1999 until its merger with Plains Exploration & Production Company in June 2003. Mr. Stoneburner was employed by W/E Energy Company as District Geologist from 1998 to 1999. Prior to joining W/E Energy, Mr. Stoneburner worked as a geologist for Texas Oil & Gas, The Reach Group, Weber Energy Corporation, Hugoton Energy Corporation and, independently through his own company, Stoneburner Exploration, Inc. Mr. Stoneburner has over 31 years of experience in the energy business.

        Mark J. Mize has served as Executive Vice President—Chief Financial Officer and Treasurer since August 10, 2007. He served as Vice President, Chief Accounting Officer and Controller from July 2005 until August 10, 2007. Mr. Mize joined us on November 29, 2004 as Controller. Prior to joining us, he was the Manager of Financial Reporting of Cabot Oil & Gas Corporation, a public oil and gas exploration company, from January 2003 to November 2004. Prior to his employment at Cabot Oil & Gas Corporation, he was an Audit Manager with PricewaterhouseCoopers LLP from 1996 to 2002. Mr. Mize is a Certified Public Accountant.

        David S. Elkouri has served as Executive Vice President—General Counsel and Secretary of Petrohawk since August 1, 2007. Mr. Elkouri also serves as our Chief Ethics Officer and our Insider Trading Compliance Officer. Mr. Elkouri served as lead outside counsel for Petrohawk from 2004 through July 2007 and has been actively involved with the Company's growth since that time. Prior to that time he served as lead outside counsel for 3TEC Energy Corporation from its inception in 1999 until it was acquired in 2003 and for Hugoton Energy Corporation from its inception in 1994 until it was acquired in 1998. Mr. Elkouri is a co-founder of Hinkle Law Firm L.L.C. where he practiced for 20 years prior to joining Petrohawk. Mr. Elkouri's practice has focused on tax, corporate, mergers and acquisitions and securities law with an emphasis on the oil and gas industry. Mr. Elkouri is a graduate of the University of Kansas School of Law where he served as a Research Editor of the Kansas Law Review.

        Larry L. Helm has served as Executive Vice President—Finance and Administration since August 1, 2007. Mr. Helm served as Vice President—Chief Administrative Officer from July 15, 2004 until August 1, 2005, and as Executive Vice President—Chief Administrative Officer from August 1, 2005 until August 2007. Prior to serving as an executive officer, Mr. Helm served on the Board for approximately two months. Mr. Helm was employed with Bank One Corporation from December 1989 through December 2003. Most recently Mr. Helm served as Executive Vice President of Middle Market Banking from October 2001 to December 2003. From April 1998 to August 1999, he served as Executive Vice President of the Energy and Utilities Banking Group. Prior to joining Bank One, he worked for 16 years in the banking industry primarily serving the oil and gas sector. He served as director of 3TEC Energy Corporation from 2000 to June 2003.

        Stephen W. Herod has served as Executive Vice President—Corporate Development and Assistant Secretary since August 1, 2005. Mr. Herod served as Vice President—Corporate Development from May 25, 2004 until August 1, 2005. Prior to joining us, he was employed by PHAWK, LLC from its formation in June 2003 until May 2004. He served as Executive Vice President—Corporate Development for 3TEC Energy Corporation from December 1999 until its merger with Plains Exploration & Production Company in June 2003 and as Assistant Secretary from May 2001 until June 2003. Mr. Herod served as a director of 3TEC from July 1997 until January 2002. Mr. Herod served as the Treasurer of 3TEC from 1999 until 2001. From July 1997 to December 1999, Mr. Herod was Vice President—Corporate Development of 3TEC. Mr. Herod served as President and a director of Shore

Oil Company from April 1992 until the merger of Shore with 3TEC's predecessor in June 1997. He joined Shore's predecessor as Controller in February 1991. Mr. Herod was employed by Conquest Exploration Company from 1984 until 1991 in various financial management positions, including Operations Accounting Manager. From 1981 to 1984, Superior Oil Company employed Mr. Herod as a financial analyst.

        H. Weldon Holcombe joined Petrohawk on July 12, 2006, effective upon the merger of KCS Energy, Inc. with and into the Company and has served as Executive Vice President—Mid-Continent Region since March 1, 2007. After the merger of KCS and Petrohawk, Mr. Holcombe became responsible for all of the merged company's operations in the Mid-Continent Region including our interests in the Elm Grove and Terryville fields among others throughout the Mid-Continent Region. More recently, he assumed responsibility for Petrohawk's shale operations, notably in the Haynesville and Lower Bossier plays. Prior to the merger of KCS and Petrohawk, Mr. Holcombe served as Senior Vice President of KCS responsible for operations and engineering. Prior to joining KCS in 1996, he spent many years with Exxon in project and management positions associated with sour gas treatment, drilling, completions and reservoir management. Mr. Holcombe holds a degree in engineering from Auburn University.

        Ellen R. DeSanctis has served as the Company's Senior Vice President—Corporate Communications since September 2010. Prior to joining Petrohawk, Ellen was employed as Executive Vice President, Strategy and Development for Rosetta Resources since 2008. From 2006 to 2008, Ms. DeSanctis ran E. R. DeSanctis Consulting Services, which specialized in strategy development, and investor relations for exploration and production companies. From 2000 to 2006, she served as Vice President—Corporate Communications and Strategic Planning for Burlington Resources. She spent several years with Vastar Resources in various capacities and spent eight years in the Atlantic Richfield organization. She began her career at Shell Oil Company as a production engineer in 1978. She holds a bachelor's degree in geological & geophysical sciences from Princeton University and an M.B.A. from the University of California, Los Angeles.

        Charles W. Latch has served as Senior Vice President—Western Region since November 2007. From July 2006 through October 2007, Mr. Latch served as our Vice President of Operations. From 2004 until joining Petrohawk in July 2006, Mr. Latch was employed by KCS Resources, serving as Vice President of Operations since November 2004. Mr. Latch was Senior Vice President of Technical Services with El Paso Production Company from November 2002 until joining KCS Resources.

        Tina S. Obut has served as Senior Vice President—Corporate Reserves since May 15, 2008. Ms. Obut served as Vice President—Corporate Reserves from March 2007 to May 15, 2008. Ms. Obut initially joined the Company in April 2006 as Manager of Corporate Reserves. Prior to joining us, Ms. Obut was employed by El Paso Production Company as Manager of Reservoir Engineering Evaluations from July 2004 until April 2006. From 2001 to 2004, Ms. Obut was Planning and Asset Manager at Mission Resources. From 1992 to 2001, Ms. Obut was a Vice President with Ryder Scott Company, and from 1989 to 1992, she worked as a reservoir engineer with Chevron. Ms. Obut is a Registered Petroleum Engineer.

        C. Byron Charboneau has served as Vice President—Chief Accounting Officer and Controller since March 2008. From August 2007 through February 2008, Mr. Charboneau served as the Financial Controller and from January 2005 through July 2007, Mr. Charboneau served as our Director of Compliance and Accounting Research. From 1999 until joining Petrohawk in January 2005, Mr. Charboneau was employed in the audit practice of PricewaterhouseCoopers, most recently as an audit manager with the Energy, Utilities and Mining Industry group. Mr. Charboneau is a Certified Public Accountant in New York.

        Charles E. Cusack III has served as Vice President—Exploration since May 2008. Mr. Cusack currently serves as the Haynesville Shale Project Manager and has most recently served as Petrohawk's

Exploration Manager for the Gulf Coast Division prior to its sale in 2007. Mr. Cusack was instrumental in the growth of the region from our initial investment in 2004, to its sale in 2007. Mr. Cusack has over 25 years of exploration and exploitation experience having worked in various positions for 3TEC Energy, Cockrell Oil, Amerada Hess, Tenneco Oil, and Gulf Oil. He holds an engineering degree from Texas A&M University.

        Joan W. Dunlap has served as Vice President—Investor Relations since July 2007. From August 2004 until 2006, Ms. Dunlap served as our Assistant Treasurer. Prior to joining Petrohawk, she was employed as an investment banking associate with JPMorgan Chase, accredited with Series 7 and Series 63 licenses, and as a financial analyst and research assistant for the Federal Reserve Bank. Ms. Dunlap holds a bachelor's degree in economics from Tulane University and an M.B.A. from Rice University.

        There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

        Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

        There are no family relationships among the directors and executive officers of the Company.

COMMITTEES OF THE BOARD

        The Board has four standing committees: audit, compensation, nominating and corporate governance, and reserves. Actions taken by our committees are reported to the full Board. Each committee conducts an annual evaluation of its duties and is expected to conduct an annual review of its charter. Each committee has authority to retain, set the compensation for, and terminate consultants, outside counsel and other advisers as that committee determines to be appropriate.

Audit Committee

        The members of our audit committee are: James L. Irish III, James W. Christmas, Stephen P. Smiley, and Christopher A. Viggiano, with Mr. Irish serving as the chairman. The audit committee met on four occasions during 2010. On February 17, 2011, the Board determined that all members of our audit committee are financially literate within the meaning of SEC rules, under the current listing standards of the New York Stock Exchange (the "NYSE"), and in accordance with our audit committee charter. At such time, the Board also determined that all members of the audit committee are independent, within the meaning of SEC and NYSE regulations for independence for audit committee members, under our corporate governance guidelines, and in accordance with our audit committee charter, and that each of Mr. Christmas, Mr. Smiley and Mr. Viggiano qualifies as an "audit committee financial expert" under the NYSE rules, Item 407(d)(5) of Regulation S-K and in accordance with our audit committee charter.

        The primary functions of our audit committee are to monitor internal accounting controls and financial reporting practices, review financial statements and related information, select and retain our independent registered public accountants, review and evaluate the performance, services, and fees of the independent registered public accountants, pre-approve all audit and permitted non-audit services to be provided by the independent registered public accountants, monitor the independence of the independent registered public accountants, and produce a report for inclusion in our proxy statement. Our independent registered public accountants report directly to the audit committee. Additionally, the audit committee discusses with management our earnings releases, including the use of pro-forma financial information, and the information and earnings guidance provided to analysts and rating agencies. The audit committee also reviews and discusses quarterly reports from our independent registered public accountants regarding critical accounting policies and practices, alternative treatments of financial information within generally accepted accounting principles, and other material written communication between our independent registered public accountants and management.

Compensation Committee

        The members of our compensation committee are Gary A. Merriman, Robert C. Stone, Jr., and Christopher A. Viggiano, with Mr. Merriman serving as the chairman. This committee met six times during 2010. On February 17, 2011, the Board determined that each of the current members of the compensation committee is a "non-employee director" in accordance with Rule 16b-3 of the Exchange Act and an "outside director" in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), as required in our compensation committee charter. The Board has also determined that all members of the compensation committee who currently serve are "independent" pursuant to the NYSE rules and in accordance with our compensation committee charter. Our compensation committee is responsible for formulating and recommending to the Board the compensation to be paid to our executive officers and directors, and producing an annual report for inclusion in our proxy statement. The compensation committee also administers our stock option plans, including our 1999 Incentive and Nonstatutory Stock Option Plan, the Second Amended and Restated 2004 Non-Employee Director Incentive Plan, the Fourth Amended and Restated 2004 Employee Incentive Plan, the Mission Resources Corporation 2004 Incentive Plan, the Mission Resources Corporation 1996 Stock Incentive Plan, the Mission Resources Corporation 1994 Stock Incentive Plan,

the KCS Energy, Inc. 2001 Employees and Directors Stock Plan, and the KCS Energy, Inc. 2005 Employees and Directors Stock Plan.

Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are James W. Christmas, Thomas R. Fuller, Gary A. Merriman, and Stephen P. Smiley with Mr. Fuller serving as the chairman. The nominating and corporate governance committee met six times during 2010. On February 17, 2011, the Board determined that all members of the nominating and corporate governance committee who currently serve are independent pursuant to the NYSE rules and in accordance with our nominating and corporate governance committee charter. The primary functions of the nominating and corporate governance committee are to recommend candidates to the Board as nominees for election at the annual meeting of stockholders or to fill vacancies as they may occur, and to perform an annual performance evaluation of the Board. This committee also reviews candidates suggested for nomination by the stockholders.

Reserves Committee

        The members of our reserves committee are Robert C. Stone, Jr., Robert G. Raynolds, and Thomas R. Fuller, with Mr. Stone serving as the chairman. The reserves committee met on five occasions during 2010. On February 17, 2011, the Board determined that all members of our reserves committee are independent in accordance with our reserves committee charter. Our reserves committee has been formed to assist the Board with oversight in the preparation by independent petroleum engineers of annual and any special reserve reports and/or audits of the estimated amounts of our consolidated hydrocarbon reserves and related information. The reserves committee retains the independent petroleum engineers who evaluate our hydrocarbon reserves and determines their independence from Petrohawk.

Membership and Meetings of the Board of Directors and its Committees

        During 2010, fifteen meetings of the Board were held. Each director who served on the Board during 2010 attended at least 75% of the total meetings of the Board (during the period in which he was a director) and each committee on which he served (during the period that he served on that committee). Our directors also took action by unanimous written consent on three occasions. Information relating to current committee membership and the number of meetings of the full board and committees held in 2010 is summarized in the following table:

Name of Director	Board of Directors	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Reserves Committee
Floyd C. Wilson	Chairman
James W. Christmas	Vice Chairman	Member	Member
Thomas R. Fuller	Member		Chairman		Member
James L. Irish III	Member	Chairman
Gary A. Merriman	Member		Member	Chairman
Robert G. Raynolds	Member				Member
Stephen P. Smiley	Member	Member	Member
Robert C. Stone, Jr.	Member			Member	Chairman
Christopher A. Viggiano	Member	Member		Member
Number of Meetings in 2010:	15	4	6	6	5

AUDIT COMMITTEE REPORT

Dear Stockholder:

        The Audit Committee has reviewed and discussed with management of Petrohawk and Deloitte & Touche LLP ("Deloitte"), the firm serving as the independent registered public accountants of Petrohawk, the audited financial statements of Petrohawk as of, and for the fiscal year ended, December 31, 2010 (the "Audited Financial Statements"). In addition, we have discussed with Deloitte the matters required to be discussed by the statement on Auditing Standard No. 61, as amended (AICPA, Professional Standards , Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

        The Audit Committee also has received the written disclosures and the letter from Deloitte required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and the Committee has discussed with that firm its independence from Petrohawk. Upon such review, the Audit Committee has concluded that the independent registered public accountants are independent from Petrohawk and its management. We have also discussed with management of Petrohawk and Deloitte such other matters and received such assurances from them as we deemed appropriate.

        Management is responsible for Petrohawk's internal controls and the financial reporting process. Deloitte is responsible for performing an independent audit of Petrohawk's financial statements and of its internal control over financial reporting in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

        Based on the foregoing monitoring and oversight process, discussions with management and a review of the report of Deloitte with respect to the Audited Financial Statements, and relying thereon, the Committee has recommended to the Board the inclusion of the Audited Financial Statements in Petrohawk's Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

        The Audit Committee has considered the requirements of the Sarbanes-Oxley Act of 2002 with respect to the responsibilities of audit committees of public companies. The Audit Committee and the Board of Petrohawk are committed to compliance with all provisions of that statute and related regulations. Actions will be taken by the Audit Committee and the Board as statutory and regulatory provisions become effective for Petrohawk and for audit committees and independent registered public accountants generally.

MEMBERS OF THE COMMITTEE:
James L. Irish III (Chairman)
James W. Christmas
Stephen P. Smiley
Christopher A. Viggiano

        (The foregoing Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing of Petrohawk under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Petrohawk specifically incorporates the Report by reference therein.)

CORPORATE GOVERNANCE

Corporate Governance Web Page and Available Documents

        We maintain a corporate governance page on our website at www.petrohawk.com where you can find the following documents:

  •
  our corporate governance guidelines;

  •
  our code of ethics for our Chief Executive Officer and senior financial officers;

  •
  our code of conduct; and

  •
  the charters of the audit, reserves, nominating and corporate governance, and compensation committees.

        We will also provide a printed copy of these documents, without charge, to stockholders who request copies in writing from Joan Dunlap, Vice President—Investor Relations, Petrohawk Energy Corporation, 1000 Louisiana, Suite 5600, Houston, Texas 77002

Director Independence

        On March 13, 2007, our common stock began trading on the NYSE under the symbol "HK" and we became subject to the rules of NYSE applicable to NYSE listed companies, including the NYSE corporate governance rules. Prior to March 13, 2007, we were subject to the rules of NASDAQ applicable to NASDAQ listed companies, including the NASDAQ corporate governance rules.

        The current listing standards of the NYSE require the Board to affirmatively determine the independence of each director and to disclose such determination in the proxy statement for each annual meeting of our stockholders. The Board, at its meeting held on February 17, 2011, affirmatively determined that each of Messrs. Christmas, Fuller, Irish, Merriman, Raynolds, Smiley, Stone and Viggiano is an "independent director" with respect to Petrohawk under the independence standards of our corporate governance guidelines, adopted as of October 28, 2010 and described below, and under the corporate governance rules of the NYSE codified in Section 303A of the NYSE Listed Company Manual.

        The Board has established the following standards for determining director independence in our corporate governance guidelines:

        A majority of the directors on the Board must be "independent". No director qualifies as "independent" unless the Board affirmatively determines that the director has no "material relationship" with Petrohawk, either directly, or as a partner, shareholder or officer of an organization that has a relationship with Petrohawk. A "material relationship" is a relationship that the Board determines, after a consideration of all relevant facts and circumstances, compromises the director's independence from management. The Board's determination of independence must be consistent with all applicable requirements of the NYSE, the SEC, and any other applicable legal requirements. The Board may adopt specific standards or guidelines for independence in its discretion from time to time, consistent with those requirements. As set forth in the NYSE Listed Company Manual Section 303A.02, the Board must consider the following factors that preclude a finding by the Board of a member's or prospective member's "independence" from Petrohawk:

1.
A director who is, or who has been within the last three years, an employee of Petrohawk (including in each case subsidiaries or parent entities in a consolidated group), or an immediate family member who is, or has been within the last three years, an executive officer, of Petrohawk;

2.
A director who has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from Petrohawk, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); provided, that, compensation received by a director for former service as an interim Chairman or Chief Executive Officer or other executive officer need not be considered in determining independence under this test, and compensation received by an immediate family member for service as an employee of Petrohawk need not be considered in determining independence under this test;

3.
(A) A director is a current partner or employee of a firm that is Petrohawk's internal or external auditor; (B) a director who has an immediate family member who is a current partner of such a firm; (C) a director who has an immediate family member who is a current employee of such a firm and who participates in Petrohawk's audit; or (D) a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Petrohawk's audit within that time;

4.
A director or an immediate family member who is, or who has been within the last three years, employed as an executive officer of another company where any of Petrohawk's present executive officers at the same time serves or served on that company's compensation committee; and

5.
A director who is a current employee, or an immediate family member who is a current executive officer, of a company that has made payments to, or received payments from, Petrohawk for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

        For purposes of determining "independence" of a director based on the tests set forth above, among other things, the following applies:

A.
In applying the test in paragraph 5 above, both the payments and the consolidated gross revenues to be measured are those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between Petrohawk and the director or immediate family member's current employer; Petrohawk is not required to consider former employment of the director or the immediate family member.

B.
For purposes of paragraph 5 above, contributions to tax exempt organizations are not considered "payments," although Petrohawk still considers the "materiality" of any such relationship in determining the "independence" of a director.

C.
For purposes of determining "independence," an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares such person's home, and does not include individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

        Our corporate governance guidelines set forth our policy with respect to qualifications of the members of the Board, the standards of director independence, director responsibilities, board meetings, director access to management and independent advisors, director orientation and continuing education, director compensation, chairman and Chief Executive Officer dual responsibilities, management evaluation and succession, annual performance evaluation of the Board, and executive sessions.

        As discussed above, the Board determined that Mr. Irish is an "independent director" under our corporate governance guidelines and under NYSE rules. In determining that Mr. Irish is an "independent director," the Board considered that Mr. Irish is Of Counsel to Thompson & Knight LLP, which we have engaged for the purpose of obtaining legal advice. In concluding that this relationship did not result in a material relationship between Petrohawk and Mr. Irish, the Board considered, among other things, that Mr. Irish does not actively engage in the practice of law with Thompson & Knight LLP or participate in the management or profits of that firm. Mr. Irish received no compensation for the services rendered by Thompson & Knight LLP to Petrohawk, and he did not perform legal services on behalf of Thompson & Knight LLP for Petrohawk.

Nomination Process

        Our nominating and corporate governance committee reviews possible candidates for nomination to the Board and recommends candidates for nomination to the Board for approval. The nominating and corporate governance committee and the Board have adopted guidelines that describe specific traits, abilities, and experience which the nominating and corporate governance committee and the Board consider in selecting candidates for nomination as directors. Although we do not have a formal diversity policy, among the standards and qualifications the nominating and corporate governance committee and the Board seek are individuals of high ethical character who share our values and who possess diverse backgrounds and experiences. The Board is expected to have some members with specialized skills in the oil and gas exploration and development industry, including individuals with strong technical backgrounds. Absent special circumstances, we are generally of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, giving us the benefit of the familiarity and insight into our affairs that directors have accumulated during their tenure, while contributing to the Board's ability to work as a collective body. Accordingly, it is the general policy of the nominating and corporate governance committee to nominate qualified incumbent directors who continue to satisfy the nominating and corporate governance committee's membership criteria, who the nominating and corporate governance committee believes will continue to make important contributions to the Board and who consent to stand for reelection and continue their service on the Board. The nominating and corporate governance committee is responsible for assessing the appropriate mix of skills and characteristics required of directors in the context of perceived needs of the Board at any given point in time and reviews and updates the criteria for nomination as they determine to be necessary.

Board Diversity

        The Board does not have a formal written policy with regard to the consideration of diversity in identifying director nominees. Our nominating and corporate governance committee charter, however, requires the nominating and corporate governance committee to review the composition of the Board as a whole and recommend, if necessary, measures to be taken so that our board not only contains the required number of independent directors, but also reflects the balance of knowledge, experience, skills, expertise, integrity, analytical ability and diversity as a whole that the committee deems appropriate. This review includes an assessment as to the Board's current and anticipated need for directors with specific qualities, skills, experience or backgrounds; the availability of highly qualified candidates; committee workloads and membership needs; and anticipated director retirements.

Stockholder Nomination Process

        Our nominating and corporate governance committee considers suggestions from many sources, including management, directors, and stockholders regarding possible candidates for nomination to the Board. Any such stockholder recommendation must be submitted by one or more stockholders that have individually or as a group owned beneficially at least one percent of our issued and outstanding common stock for at least one year, determined as of the date the recommendation is submitted. Any such recommendation should be submitted to the nominating and corporate governance committee in writing, c/o David S. Elkouri, Executive Vice President—General Counsel and Secretary, at 1000 Louisiana, Suite 5600, Houston, Texas, 77002. The information should include: (i) the name and address of the stockholder suggesting the individual as they appear on our books, (ii) the number and class of shares owned beneficially and of record by the stockholder (including the date(s) of acquisition thereof, (iii) the suggested individual's name, age, business address, residence and telephone number, (iv) a description of all arrangements or understandings (if any) between the stockholder and the individual being suggested for the committee's consideration, and (v) the information about the individual being suggested that would be required to be included in a proxy statement filed with the SEC. The recommendation must be accompanied by signed statements from the recommending stockholder and the proposed candidate to the effect that: (i) the candidate consents to being a director candidate and, if nominated and elected, he/she will serve as a director representing all of the Company's stockholders in accordance with applicable laws and the Company's certificate of incorporation and bylaws; (ii) the candidate, if elected, will comply with the Company's Corporate Governance Guidelines, Code of Conduct and other applicable rules, regulations, policies or standards of conduct applicable to the Board of Directors or its individual members; (iii) the recommending stockholder and the candidate will promptly provide any additional information requested by the nominating and corporate governance committee and/or the Board to assist in the consideration of the candidate; including, without limitation, a completed and signed questionnaire for directors and officers in the Company's standard form and an interview with the committee or its representative; and (iv) the recommending stockholder will maintain beneficial ownership of at least one percent of the Company's issued and outstanding common stock through the date of the annual meeting for which the candidate is being recommended for nomination. The recommendation and the director candidate's signed statement must be provided to us for an annual meeting of stockholders in accordance with the provisions of our bylaws and, if inclusion of the nominee in our proxy statement is requested, must otherwise comply with all the provisions set forth in Rule 14a-8 under the Exchange Act, and any other requirements of state law. We may also require any proposed nominee to furnish such other information as we or the committee may reasonably require to determine the eligibility of the nominee to serve as a director. Candidates who have been suggested by stockholders are evaluated by the nominating and corporate governance committee in the same manner as are other candidates. Our nominating and corporate governance committee has not retained a third-party search firm to identify candidates, but may do so in the future in its discretion.

Leadership Structure

        The Board currently combines the role of chairman of the Board with the role of Chief Executive Officer, and maintains a separate empowered lead independent director position to further strengthen our governance structure. The Board believes this provides an efficient and effective leadership model for the Company. Combining the chairman and Chief Executive Officer roles fosters clear accountability, effective decision-making and alignment on corporate strategy while reducing the potential for fractured leadership that can undermine successful implementation of policy.

        The Board believes that the Company is strengthened by the chairmanship of Mr. Wilson, who provides strategic, operational and technical expertise, vision and a proven ability to lead the Company to the successes it has experienced. Under Mr. Wilson's leadership, the Company has continued to reflect solid growth. The Board believes that, under the present circumstances, the interests of the Company and its stockholders are best served by the leadership and direction of Mr. Wilson as chairman and Chief Executive Officer. The Board recognizes that no single leadership model is right for all companies and at all times and that, depending on the circumstances, other leadership models, such as a separate independent chairman of the board, might be appropriate.

        Our Lead Director (lead independent director), currently Mr. James L. Irish III, is elected annually by the Board. Our Lead Director serves as a key component of our governance structure, subject to oversight by the independent members of the Board. The Lead Director's responsibilities and authority generally include

  •
  presiding over all executive sessions of the independent or non-management directors and all other board meetings at which the Chairman is not present;

  •
  calling special meetings of the non-employee directors when necessary and appropriate;

  •
  coordinating the agenda for, and moderating, sessions of the board's independent directors and other non-management directors;

  •
  serving as a liaison between the Chairman and the independent or non-management directors;

  •
  consulting with the Chairman to include and provide at meetings of the directors specific agenda items and additional materials suggested by independent board members;

  •
  approving the scheduling of regular and, where feasible, special meetings of the board to ensure that there is sufficient time for discussion of all agenda items;

  •
  facilitating communications among the other members of the board;

  •
  consulting with the chairs of the board committees and soliciting their participation to avoid diluting their authority or responsibilities; and

  •
  performing other duties as the board may from time to time delegate.

        Our corporate governance guidelines currently provide that non-management directors must meet at regularly scheduled executive sessions without management. The Board has determined that all of our current "non-management" directors are independent directors under the NYSE rules. Our Lead Director, who is currently Mr. Irish and who is an independent and non-management director, presides over the executive sessions of our non-management directors. During 2010, our non-management directors held four executive sessions without management present, and Mr. Irish presided over each executive session.

Risk Oversight

        It is the job of our Chief Executive Officer, Chief Financial Officer, General Counsel, and other members of our senior management to identify, assess, and manage our exposure to risk. The Board plays an important role in overseeing management's performance of these functions. The Board has approved the charter of its audit committee, which lists the primary responsibilities of the audit committee. Those responsibilities require the audit committee to discuss with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including the substance of any significant litigation, contingencies or claims that had, or may have, a significant impact on the financial statements. The audit committee is also required to discuss with management and review the mechanisms, guidelines and policies that govern the processes by which risk assessment and management are undertaken.

        Each of the Board's other committees also oversees the management of risks that fall within such committee's area of responsibility. Our compensation committee incorporates risk considerations, including the risk of loss of key personnel, as it evaluates the performance of our Chief Executive Officer and other executive officers, reviews management development and succession plans, and determines compensation structure and amounts. Our nominating and corporate governance committee focuses on issues and risks relating to board composition, leadership structures and corporate governance matters. The focus of our reserves committee is on the integrity of the process of selecting our independent petroleum engineers and whether reports prepared by our independent petroleum engineers are prepared in accordance with the accepted or required petroleum engineering standards.

        The Board receives reports from its committees regarding the risks considered in their respective areas to ensure that the Board has a broad view of our strategy and overall risk management process. In performing its risk oversight function, each committee has full access to management, as well as the ability to engage advisors. Each committee's charter is posted on our web site at www.petrohawk.com.

Communications with the Board

        Our stockholders may communicate concerns to any director, Board committee or to the full Board by sending letters addressed to such directors, Board committees or the full Board of Petrohawk Energy Corporation at 1000 Louisiana, Suite 5600, Houston, Texas 77002, Attention: David S. Elkouri, General Counsel. The Chief Ethics Officer will then, as appropriate, forward the communication to the intended director or directors, Board committee or the full Board. If the stockholder wishes the communication to be confidential, then the communication should be provided in a form that will maintain confidentiality such as stamping the envelope and the contents as "confidential".

Communications with the Non-Management Directors

        Interested parties may communicate concerns to the non-management members of the Board by sending a communication to the Lead Director and chairman of the audit committee, James L. Irish III, 1722 Routh Street, Suite 1500, Dallas, Texas 75201. Mr. Irish will then forward such communication to all of our other non-management directors.

Directors' Attendance at Stockholder Meetings

        Our corporate governance guidelines provide that our directors are encouraged to attend annual meetings of our stockholders. Five members of our Board attended the 2011 annual meeting of stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In the ordinary course of its business, the Company occasionally charters private aircraft from unaffiliated air charter companies. Floyd C. Wilson, the Company's Chief Executive Officer, indirectly owns an aircraft that is managed by an air charter company that is unaffiliated with both Mr. Wilson and the Company. The Company occasionally charters aircraft from this company. The aircraft in the air charter company's fleet, including the aircraft owned by Mr. Wilson, are available to the public for charter based upon a standard fee schedule established by the air charter company, with the fees dependent primarily upon the type and size of the aircraft utilized and the duration of the flight. During 2010, the Company paid a total of approximately $1.35 million to the air charter company that manages Mr. Wilson's aircraft, of which approximately $750,000 was related to the use of Mr. Wilson's aircraft. Mr. Wilson's indirect interest in the transactions in which the Company charters his aircraft from the air charter company, as opposed to some other aircraft, is difficult to determine, as the air charter company deducts from revenues received from charter customers, such as the Company, a variety of expenses incidental to use of the aircraft (such as personnel, fuel and commissions) and recurring charges (such as for inspections, maintenance, storage and service), and during 2010 the total amount of these expenses significantly exceeded the amount paid by the Company and others to charter Mr. Wilson's aircraft. In addition, because the air charter company establishes fees for the use of the aircraft in its fleet, Mr. Wilson does not receive any greater benefit from the Company's charter of his aircraft than he does from any third party chartering his aircraft.

        The use of charter aircraft by Company personnel is governed by the Company's Aircraft Policy. Our policies do not require that a special committee of the Company's independent directors approve the use of aircraft chartered through an unaffiliated air charter company that independently establishes the amount charged under arrangements that otherwise comply with our Aircraft Policy.

 RELATED PARTY TRANSACTION REVIEW POLICIES AND PROCEDURES

        A transaction or series of similar transactions to which we are a party in which the amount involved exceeds $120,000 and involves a director, executive officer, 5% stockholder or any immediate family members of these persons is generally evaluated by a special committee of disinterested directors formed by the Board to evaluate such transactions. In addition, our code of conduct provides that every employee should disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest to our General Counsel, David S. Elkouri, and every member of the Board should disclose any material transaction or relationship that could be expected to give rise to a conflict of interest to the chairman of the audit committee. The audit committee has the authority to evaluate any such conflicts of interest and recommend actions to be taken by the Board in connection with such conflicts of interest or to report the existence of any such conflicts of interest to the full Board for it to take action.

 SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors, certain officers and holders of 10% or more of any class of our stock to report to the SEC, by a specified date, initial reports of ownership and reports of changes in ownership of our stock and other equity securities. To our knowledge based solely on a review of copies of reports filed under Section 16(a) during the 2010 fiscal year and furnished to us, our directors, executive officers and holders of 10% or more of our shares complied with these requirements with the exception of Joan Dunlap, our Vice President—Investor Relations, who filed a Form 4 on July 2, 2010 relating to the payment of tax liability for the vesting of restricted stock on August 11, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

        The following table and accompanying footnotes set forth beneficial ownership of our common stock by each director, each Named Executive Officer (as defined below under the heading "Executive Compensation—Compensation Discussion and Analysis—Introduction") and all directors and executive officers of the Company as a group, based upon information known to us as of July 15, 2011. The "Percent of Class" columns below represent for each person or group the percentage of outstanding shares of our common stock plus shares issuable upon exercise of all options, stock-settled stock appreciation rights that are currently exercisable or that may become exercisable within 60 days of July 15, 2011 by such person or group, assuming the stock options, stock-settled stock appreciation rights owned by all other stockholders are not exercised. As of July 15, 2011, there were 303,892,075 shares of our common stock outstanding, and an additional 5,699,839 option shares and stock-settled appreciation rights were exercisable within the 60 days. Unless otherwise indicated, the named person below has the sole voting and dispositive powers with respect to the shares of our common stock set forth opposite such person's name. The total number also includes, where applicable, shares of common stock granted to each non-employee director under our 2004 Non-Employee Director Incentive Plan and the 2005 KCS Plan and restricted shares of common stock granted to each officer under the 2004 Employee Incentive Plan. Information is provided for reporting purposes only and should not be construed as an admission of actual beneficial ownership.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors
Floyd C. Wilson	3,702,301(1)	1.22%
James W. Christmas	2,625,651(2)	*
Thomas R. Fuller	64,282	*
James L. Irish III	159,544(3)	*
Gary A. Merriman	99,320(4)	*
Robert G. Raynolds	1,009,702(5)	*
Stephen P. Smiley	25,800(6)	*
Robert C. Stone, Jr.	155,600(7)	*
Christopher A. Viggiano	136,510(8)	*
Named Executive Officers (other than Mr. Wilson)
Mark J. Mize	149,327(9)	*
Richard K. Stoneburner	766,134(10)	*
Larry L. Helm	779,265(11)	*
Stephen W. Herod	850,082(12)	*
All Executive Officers and Directors as a group (21 persons)	12,496,883(13)	4.11%

*
The percentage of Shares beneficially owned does not exceed one percent of the Common Stock outstanding.

(1)
Includes options to purchase 656,999 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011. Includes 150,000 stock appreciation rights. Includes 190,001 shares of unvested restricted Common Stock over which Mr. Wilson has sole power to vote but disposition rights are currently restricted. Includes 266,016 shares held by his family for which Mr. Wilson has shared voting and dispositive powers. Includes 24,700 shares held in trust for Mr. Wilson's children and grandchildren, over which he has no voting or dispositive power and as to which Mr. Wilson disclaims any beneficial ownership.

(2)
Mr. Christmas has sole voting and dispositive power over 2,074,241 shares of Common Stock, including 60,000 shares of Common Stock held by his grantor retained annuity trust. Includes 59,400 shares held in trust for Mr. Christmas' children, over which he has no voting or dispositive power and as to which Mr. Christmas disclaims any beneficial ownership. Includes options to purchase 492,010 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011.

(3)
Mr. Irish has sole voting and dispositive power over 118,044 shares of Common Stock. Mr. Irish has shared voting and dispositive power over 41,500 shares of Common Stock, which includes 13,000 shares owned by The James L. Irish III Trust, of which Mr. Irish is a trustee and beneficiary, and the following number of shares owned by family trusts of which Mr. Irish is a co-trustee, but not a beneficiary, and for which Mr. Irish shares voting and dispositive powers with co-trustees: (a) The Jonathan Michael Irish Trust (3,500 shares), (b) The Kathleen Ann Irish Trust (12,500 shares), and (c) the Nancy Lynn Irish Trust (12,500 shares).

(4)
Includes options to purchase 21,335 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011. Includes 7,500 shares held in an IRA over which Mr. Merriman has sole voting and sole dispositive power.

(5)
Includes the following: (a) 17,617 shares held in trust established for the benefit of Mr. Raynolds' children as to which Mr. Raynolds disclaims any beneficial ownership; (b) 797,352 shares held by a family trust for which Mr. Raynolds is a co-trustee and holds a remainder interest in such trust and has shared voting and dispositive power; and (c) 3,478 shares held by a SEP IRA over which Mr. Raynolds has sole voting and sole dispositive power. Also includes options to purchase 28,445 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011.

(6)
Includes 13,000 shares owned by the Smiley Family Trust over which Mr. Smiley shares voting and dispositive powers with his wife as co-trustees.

(7)
Includes options to purchase 75,000 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011. Includes 2,500 shares held in an IRA over which Mr. Stone has sole voting and sole dispositive power.

(8)
Includes options to purchase 28,445 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011. Includes 5,100 shares held by his immediate family for which Mr. Viggiano has no voting or dispositive power.

(9)
Includes options to purchase 22,400 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011. Includes 73,134 shares of unvested restricted Common Stock of over which Mr. Mize has sole power to vote but disposition rights are currently restricted.

(10)
Includes options to purchase 338,300 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011. Includes 60,000 stock appreciation rights. Includes 124,334 shares of unvested restricted Common Stock over which Mr. Stoneburner has sole power to vote but disposition rights are currently restricted.

(11)
Includes options to purchase 344,066 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011. Includes 60,000 stock appreciation rights. Includes 73,634 shares of unvested restricted Common Stock over which Mr. Helm has sole power to vote but disposition rights are currently restricted.

(12)
Includes options to purchase 316,532 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011. Includes 60,000 stock appreciation rights. Includes 96,401 shares of unvested restricted Common Stock over which Mr. Herod has sole power to vote but disposition rights are currently restricted.

(13)
With regard to our executive officers who are not Named Executive Officers, includes an aggregate of (i) options to purchase 815,293 shares of Common Stock which are currently exercisable, and none will become additionally exercisable on or before September 15, 2011, (ii) 101,000 stock appreciation rights, and (iii) 439,271 shares of unvested restricted Common Stock over which such officers have sole power to vote but disposition rights are currently restricted.

        The following table and accompanying footnotes set forth beneficial ownership of Common Stock by beneficial owners of more than five percent of Common Stock as of July 15, 2011, based solely upon statements they have filed with the SEC pursuant to Sections 13(g) or 13(d) of the Exchange Act. Unless otherwise indicated, the named person below has the sole voting and dispositive powers with respect to the shares of our common stock set forth opposite such person's name.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc.	19,239,933(1)	6.33%
Soroban Capital Partners LLC	16,357,600(2)	5.38%

*
The percentage of Shares beneficially owned does not exceed one percent of the Common Stock outstanding.

(1)
According to, and based solely upon, Schedule 13G filed by BlackRock, Inc. with the SEC on February 8, 2011: BlackRock, Inc. has the sole power to vote or direct the vote with respect to 19,239,933 shares of Common Stock, and the sole power to direct the disposition of 19,239,933 shares of Common Stock. Various persons (other than BlackRock, Inc.) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 19,239,933 shares of Common Stock beneficially owned by BlackRock, Inc. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY, 10022.

(2)
According to, and based solely upon, Schedule 13G filed by Soroban Master Fund LP, Soroban Capital Partners LLC and Eric W. Mandelblatt with the SEC on April 11, 2011: Soroban Master Fund LP, Soroban Capital Partners LLC and Eric W. Mandelblatt have shared voting and dispositive power with respect to 16,357,600 shares of Common Stock. The address of Soroban Master Fund LP is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands. The address of Soroban Capital Partners LLC is 444 Madison Avenue, 12th Floor, New York, NY 10022. The address of Eric W. Mandelblatt is c/o Soroban Capital Partners LLC, 444 Madison Avenue, 12th Floor, New York, NY 10022.

EXECUTIVE COMPENSATION

        The following discussion of executive compensation contains descriptions of various employment-related agreements and employee benefit plans. These descriptions are qualified in their entirety by reference to the full text of the referenced agreements and plans, which have been filed by us as exhibits to our reports on Forms 10-K, 10-Q and 8-K filed with the SEC.

Compensation Discussion and Analysis

  Introduction

        The following discussion provides an overview of the compensation committee of the Board, the background and objectives of our compensation programs for our senior management, and the material elements of the compensation of each of our executive officers identified in the following table, whom we refer to as the "Named Executive Officers".

Name	Title
Floyd C. Wilson	Chairman of the Board and Chief Executive Officer (our principal executive officer)
Mark J. Mize	Executive Vice President—Chief Financial Officer and Treasurer (our principal financial officer)
Richard K. Stoneburner	President and Chief Operating Officer
Larry L. Helm	Executive Vice President—Finance and Administration
Stephen W. Herod	Executive Vice President—Corporate Development and Assistant Secretary

  Overview of Our Compensation Program

        We operate in a highly competitive environment and must attract, motivate and retain experienced and qualified personnel to be successful. We use a competitive mix of fixed and at-risk compensation directly related to stockholder value and our overall performance to achieve our goals and to align the interests of senior management and key employees to those of our stockholders. While we generally target total compensation for our management at approximately the top quartile of our compensation peer group, we utilize a greater percentage, on average, of "at-risk" compensation than our compensation peer group. At-risk compensation includes annual cash incentives, the payment of which depends upon our compensation committees' annual assessment of management performance, and long-term equity incentives. Generally, long-term equity incentives comprise more than 50% of the value of the total compensation paid to our senior management and, of this, approximately 50% has been in the form of stock options with an exercise price equal to the trading price of our Common Stock on the date of grant, representing a significantly higher percentage of stock options, on average, than has been utilized by our compensation peer group. Stock options become valuable only if our Common Stock price increases above the option exercise price. Additionally, each equity award that we issue generally vests over a minimum period of three years. Accordingly, these awards are subject to both the risk of fluctuations in the trading price of our Common Stock and the risk of forfeiture if vesting requirements are not satisfied. We believe that our compensation program helps us achieve our goals and aligns the interests of senior management with those of our stockholders by combining competitive compensation with the opportunity for greater rewards for exceptional performance.

        Our performance relative to specified metrics for 2010, including year over year increases in production of 34%, in proved reserves of 23%, and in proved developed reserves of 31%, despite divestitures totaling approximately 500 Bcfe of proved reserves and 150 Mmcfe/d of production during the year, as well as a year over year decrease in lease operating expenses per Mcfe of 40%, were significant factors in annual cash and long-term incentive compensation for 2010 and 2011. Other factors included the effectiveness of our management in expanding our core resource-style acreage position, overseeing a successful drilling program, divesting approximately $2.1 billion in non-core assets and managing our liquidity position in a challenging environment.

  Our Compensation Committee

        The compensation committee of the Board is comprised entirely of independent directors in accordance with the rules of the NYSE governing listed companies. The current members of our compensation committee are Gary A. Merriman (Chairman), Christopher A. Viggiano, and Robert C. Stone.

        The primary duties and responsibilities of the compensation committee are to establish and implement our compensation policies and programs for senior management, including the Named Executive Officers. The compensation committee has the authority under its charter to engage the services of outside advisors, experts and others to assist it. A copy of our compensation committee charter is available on our website at www.petrohawk.com under the section "About—Corporate Governance." The compensation committee also periodically reviews and assesses the adequacy of its charter and recommends any proposed changes to the Board for approval.

        The compensation committee works with our Executive Vice President—Finance and Administration to establish an agenda for each meeting of the compensation committee and, with the assistance of outside advisors, to prepare meeting materials. Our Chief Executive Officer, Executive Vice President—Finance and Administration and outside advisors may be invited to attend all or a portion of a compensation committee meeting depending on the nature of the matters to be discussed. Only members of the compensation committee vote on items before the compensation committee; however, the compensation committee and the Board often solicit the views of the Chief Executive Officer on compensation matters, including as they relate to the compensation of the other members of senior management.

  Objectives of Our Compensation Program

        Our success depends on the continued contributions of our senior management and other key employees. Our compensation program is intended to attract, motivate and retain experienced and qualified personnel by providing compensation that is competitive in relation to our peers while fostering an atmosphere of teamwork, recognizing overall business results and individual merit, and that supports the attainment of our strategic objectives by tying the interests of senior management and key employees to those of our stockholders through the use of equity-based compensation.

  Design of Our Compensation Program

        Our compensation program for senior management, including the Named Executive Officers, is designed to:

  •
  provide compensation that is competitive with our compensation peer group;

  •
  balance short-term and long-term goals through the use of annual cash incentives and grants of long-term equity incentives; and

  •
  deliver a mix of fixed and at-risk compensation that is directly related to stockholder value and our overall performance.

        Each element of compensation is reviewed and considered with the other elements of compensation to ensure that it is consistent with the goals and objectives of both that particular element of compensation and our overall compensation program and that individually and collectively our compensation practices do not encourage inappropriate, unnecessary or excessive risk taking. In determining senior management compensation, including the compensation of the Named Executive Officers, we considered the following factors:

  •
  our operating and financial performance compared with targeted goals;

  •
  our size, growth and performance relative to companies in our compensation peer group;

  •
  each individual's contributions to our overall results; and

  •
  the external challenges to our ability to attract and retain strong management.

        The committee retains an independent compensation consultant, Longnecker & Associates, to assist us in evaluating the competitiveness of our executive compensation programs and in assessing whether our compensation practices are achieving our goals. As part of that engagement, for 2010 and 2011 we also asked Longnecker & Associates to review our annual compensation processes and recommend improvements; review our proposed compensation decisions and advise as us to the appropriateness of our determinations; and review this compensation discussion and analysis and suggest improvements to it.

        In connection with our annual compensation process in February 2009, we also engaged Longnecker & Associates to generate a report that included a compilation of compensation data based upon our compensation peer group, broad industry-specific compensation survey data for other companies that participate in energy and general industry surveys, as well as particularized data for industry participants to the extent Longnecker & Associates determined that such additional data would prove useful in our compensation process. In connection with our annual compensation processes in February 2010 and 2011 (including the determination of bonuses for performance paid in the following year), we asked our Executive Vice President—Finance and Administration to compile recent compensation data for comparable executives within our current compensation peer group, set forth below, recent fiscal year-end performance data for our compensation peer group, and to provide compensation data drawn from third-party compensation survey data sources, such as Effective Compensation Inc. ("ECI"), relating to executives within our compensation peer group and a broad survey of compensation for executives of exploration and production companies. We refer to the compensation and performance data that we compile internally, that is drawn from third party data sources and that was prepared by our compensation consultant for prior years collectively as the "Survey Data". We use the Survey Data to assess the competitiveness of our compensation programs with our compensation peer group and their effectiveness in achieving our goals. Longnecker & Associates reports directly to the committee and may work with management when preparing materials for the committee. Neither Longnecker & Associates nor any third party data sources, including ECI, provides any other services for us.

        In developing our compensation structure, we review the compensation and benefit practices, as well as levels of pay, of a compensation peer group of companies selected by the compensation committee from oil and natural gas exploration and development companies. We periodically review, evaluate and update our compensation peer group to provide ongoing comparability for compensation purposes. Adjustments to our compensation peer group are made from time to time on account of business combinations or sales of peer group companies, as well as when necessary, in the opinion of our compensation committee, to better reflect the companies that compete with us for management talent and share common characteristics with our business, assets, drilling budget and size. However, because we compete for management talent with other companies in the industry who are engaged in the exploration, development and production of oil and natural gas, both onshore and offshore, we also compare our pay practices to a broad industry group based upon the Survey Data. For the compensation structure developed for 2010, the compensation peer group consisted of the following twelve companies:

  •
  Cabot Oil & Gas Corporation

  •
  Chesapeake Energy Corporation

  •
  Cimarex Energy Corporation

  •
  Comstock Resources, Inc.

  •
  EXCO Resources, Inc.

  •
  Forest Oil Corporation

  •
  Newfield Exploration Co.

  •
  Plains Exploration & Production Company

  •
  Range Resources Corporation

  •
  Sandridge Energy, Inc.

  •
  Southwestern Energy Company

  •
  St. Mary Land & Exploration Company

        In conjunction with our consideration of cash bonuses to be paid in 2011 based upon 2010 performance, as well as in establishing 2011 base salary and equity awards, we revised our compensation peer group from the prior year group to focus more on companies with significant exposure to natural gas in resource style plays and that are comparable in size to us. Accordingly, for 2011, we added EOG Resources Inc., Pioneer Natural Resources Company and Quicksilver Resources Inc. to our compensation peer group and removed Comstock Resources, Inc., and Sandridge Energy, Inc. The changes to our compensation peer group were approved by our compensation committee. Accounting for these changes, our compensation peer group for 2011 consists of the following thirteen companies:

  •
  Cabot Oil & Gas Corporation

  •
  Chesapeake Energy Corporation

  •
  Cimarex Energy Corporation

  •
  EOG Resources, Inc.

  •
  EXCO Resources, Inc.

  •
  Forest Oil Corporation

  •
  Newfield Exploration Co.

  •
  Pioneer Natural Resources Company

  •
  Plains Exploration & Production Company

  •
  Quicksilver Resources Inc.

  •
  Range Resources Corporation

  •
  Southwestern Energy Company

  •
  St. Mary Land & Exploration Company

        During the past several years we have targeted compensation for our management at approximately the 75th percentile (top quartile) of our compensation peer group. We have established compensation at this level because we believe it is necessary for us to attract and retain talented management capable of executing our rapid growth business plan and managing our business in a competitive environment. In establishing total compensation for our management, our compensation committee assesses the performance of our management relative to our peer group and in light of compensation practices among the broader industry group against whom we compete for management talent.

        The operating and financial performance factors that we utilize in our compensation program and the goals that we established relative to those factors are discussed in detail below under the heading "—Annual Cash Incentives". As discussed below, in establishing bonuses for 2009 (paid in 2010) our emphasis is on our company's performance across various operating metrics and taking into consideration our management's performance in implementing our strategic objectives in light of internal and external challenges encountered during the year. Our compensation committee views the successful implementation of our goals as a "team" effort and does not establish individualized performance targets or goals. However, our compensation committee does recognize that each member of management will contribute to our overall results and the achievement of our goals to varying degrees, and it takes these relative contributions into account in establishing annual cash incentives, also as discussed below.

  2010 Compensation Program

  Elements of Compensation

        The principal elements of our executive compensation program are base salary, annual cash incentives, long-term equity incentives in the form of stock options, stock appreciation rights and restricted stock grants as well as post-termination severance (under certain circumstances), and other benefits and perquisites, consisting of life and health insurance benefits, a qualified 401(k) savings plan, the reimbursement of automobile expenses for our Chief Executive Officer and the reimbursement of certain club dues for our Chief Executive Officer and Chief Financial Officer. From time to time, the compensation committee may utilize a different mix of compensation depending upon the compensation committee's current view of the most efficacious method to provide incentives under current market conditions, taking into account the practices of our peer group, as reflected in the Survey Data. In the interest of promoting an atmosphere of teamwork, we tend to compensate executives at similar levels of responsibility consistently, both with respect to the magnitude and mix of total compensation.

  Base Salary

        We review base salaries for our Chief Executive Officer and other executives annually to determine if a change is appropriate. In reviewing base salaries, we consider several factors, including a comparison to base salaries paid for comparable positions in the Survey Data, with particular emphasis on our compensation peer group, the relationship among base salaries paid within our company and individual experience and contributions. Our intent is to fix base salaries at levels that we believe are consistent with our program design objectives, including the ability to attract, motivate and retain individuals in a competitive environment. During 2010, we increased the base salaries of the Named Executive Officers based upon our analysis of the foregoing factors.

        Base salaries for our Named Executive Officers in 2010 were as follows:

Name	2010 Base Salary
Floyd C. Wilson	$1,000,000
Mark J. Mize	$390,000
Richard K. Stoneburner	$500,000
Larry L. Helm	$390,000
Stephen W. Herod	$390,000

        Subsequent to 2010, and effective March 1, 2011, we increased the base salaries of certain of the Named Executive Officers based upon our annual analysis of competitive market practice. Information regarding the incremental increase for 2011 in the base salary of the Named Executive Officers is set forth below under the heading "—Compensation Adjustments and Long-term Incentive Awards Subsequent to Fiscal Year End."

Annual Cash Incentives

        Annual cash incentives for each year are determined during the February following the end of the year, when our results for the preceding year become available. Annual cash incentive compensation is intended to focus and reward individuals on measures identified as having a positive impact on our annual business results. As a general matter, we review the following performance factors in determining annual cash incentives:

  •
  increases in annual production rates;

  •
  growth in proved reserves and resource potential;

  •
  finding and development costs;

  •
  cash flow from operations per share;

  •
  lease operating expenses per mcfe of production;

  •
  general and administrative expenses per mcfe of production; and

  •
  qualitative factors considered significant by the compensation committee.

        With respect to some of these factors, our compensation committee establishes targets in advance, generally in February of each year. For certain other factors, the compensation committee does not establish targets but takes performance relative to prior year results into account in establishing compensation. For 2010, our compensation committee established targets for production of between 650 million cubic feet of natural gas equivalents per day (Mmcfe/d) to 660 Mmcfe/d (adjusted downward on account of divestitures from an original 670 to 680 Mmcfe/d); lease operating and workover expense of between $0.29–$0.39 per mcfe; and general and administrative expenses, excluding stock-based compensation expense of between $0.40–$0.50 per mcfe. As noted above, the compensation committee also typically considers other factors, including changes in finding and development costs, growth in proved reserves and future development potential (taking into account acquisitions and divestitures), operating costs and other measures that are indicative of managements' performance as compared to our past performance and the performance of other companies within our peer group. We do not assign in advance any specific weight to any of the performance factors that we take into account in making compensation determinations. The achievement of any specific performance target is not a condition to any cash incentive awards and does not limit the discretion exercised by our compensation committee in making such awards.

        We establish bonus targets and performance targets for senior management for a variety of reasons, including to assist in communicating corporate objectives and expectations and to motivate management. However, our compensation program is not formulaic or inflexible. We retain the discretion to alter performance factors and targets and, in assessing the performance of the company or an individual, such other factors as we may consider relevant in establishing compensation. Accordingly, compensation, including annual cash compensation, may vary greatly from year to year and from executive to executive as a consequence of corporate performance and individual contribution relative to the factors listed above and other factors that we may consider important, which may carry varying weight over time depending on the circumstances.

        In February 2010, taking into account the compensation practices of our compensation peer group, as reflected in the Survey Data, our compensation committee established an annual cash incentive target for senior executives of 100% of base salary, with the understanding that such amount might be earned if the targets for performance factors established by the compensation committee in advance were met and company performance relative to the other performance factors was deemed satisfactory, in our discretion.

        In considering 2010 compensation, including annual cash incentives, our compensation committee considered the Company' performance relative to specified metrics, including year over year increases in production of 34%, in proved reserves of 23%, and in proved developed reserves of 31%, each of which was attained despite divestitures totaling approximately 500 Bcfe of proved reserves and 150 Mmcfe/d of production during the year. The compensation committee also considered the year over year decrease in lease operating expenses per Mcfe of 40%, as well as other qualitative factors, including the effectiveness of our management in continuing to implement our overall strategy by expanding our core resource-style acreage position, overseeing a successful drilling program and managing our liquidity position in a challenging environment, including through the disposition of $2.1 billion in assets and refinancing our notes due 2012 and 2013 with notes due 2018 that carry a lower interest rate.

        For 2010, we reported production of 675 Mmcfe/d, compared to 502 Mmcfe/d for 2009, representing a 34% year over year increase based upon actual production and above the target range established by our compensation committee; lease operating expense of $0.26 per mcfe, which was $0.17 below 2009 and below the target range; and general and administrative expenses of $0.53 per mcfe, which was lower than the prior year but above the target range due, in part, to costs associated with divestitures during the year and legal settlements that were not contemplated at the time the target was established. We also reported estimated proved reserves of approximately 3.4 Tcfe compared to 2.75 Tcfe for year-end 2009, or 23% higher than year-end 2009 on an actual basis. The qualitative factors relating to the execution of our strategic plan noted above and these quantitative factors influenced the annual cash compensation paid to the Named Executive Officers for 2010.

        In light of the foregoing achievements, and taking into account the Survey Data regarding the cash incentives paid to senior management by our compensation peer group, the compensation committee concluded that annual cash compensation similar in magnitude to the prior year (which was generally twice the target established in advance) had been earned for the year. However, the compensation committee recognized that management's operating achievements for the year had not resulted in a higher year-over-year trading price for the Common Stock. As a consequence, the compensation committee elected to shift a portion of the annual cash incentives to long-term equity incentives to enhance the alignment of management incentives with stockholder interests. Accordingly, the compensation committee generally approved annual cash incentive payments 20% lower than those awarded in 2009, offset by an increase in the value of long-term incentives, discussed below, by a comparable amount. However, Mr. Wilson was ineligible to receive additional long-term equity incentives under the Company's 2004 Employee Incentive Plan because his long-term equity awards equaled the current plan limits per recipient of 200,000 stock options and 100,000 shares of restricted stock per year. As a consequence, the compensation committee approved an annual cash incentive payment for Mr. Wilson 25% higher than the prior year based upon the Survey Data and the compensation committee's assessment of his contributions during 2010. We recently amended the 2004 Employee Incentive Plan to, among other things, increase the limits on stock options and restricted stock that a recipient can receive under that plan to 500,000 shares and 500,000 shares, respectively.

        The annual cash incentives awarded to the Named Executive Officers for fiscal year 2010 performance are included in the Summary Compensation Table for 2010. The table reflects awards for 2010 performance that were paid during March 2011.

Long-term Incentives

        Long-term incentives comprise a significant portion of a senior executive's compensation package. Long-term incentives are consistent with our objective of providing an "at-risk" component of compensation. Our business strategy embraces the consolidation trend in our industry and providing long-term incentive award opportunities for senior executives and key employees both align their interests with those of our stockholders and help to offset the negative implications that such a strategy may have on our ability to attract and retain talented management and key employees.

        For the last several years, the compensation committee has awarded grants of restricted stock and stock options to senior executives, each of which is discussed in more detail below, which have been divided approximately equally by value between restricted stock and stock options, because of the differing risk and reward characteristics of these awards. From time to time, the compensation committee may utilize a different mix of stock options, restricted stock and stock appreciation rights, each of which is permitted under our equity incentive plans, discussed in more detail below, depending upon the compensation committee's current view of the most efficacious method to provide incentives under current market conditions and taking into account the practices of our peer group as reflected in the Survey Data. The compensation committee approves the total stock options, restricted stock and stock appreciation rights that will be made available to all employees as well as the size of individual grants for each member of senior management.

        All grants are made in accordance with our Equity-Based Incentive Grant Policy, which sets forth the timing of awards and the procedures for making awards and, in the case of stock options and stock appreciation rights, for determining the exercise price or grant value, respectively, of the award. The amounts granted vary each year and are based on management's performance, our analysis of compensation peer group data, the Survey Data and management's total compensation package. Previous awards and grants, whether vested or unvested, may be considered by the compensation committee in establishing the current year's awards and grant, but has generally not been a significant influence in our current compensation practices.

        The long-term incentive information related to the Named Executive Officers during fiscal year 2010 is included in this Information Statement in the Summary Compensation Table for 2010. Additional information on long-term incentive awards for 2010 is shown in the Grants of Plan-Based Awards Table and the Outstanding Equity Awards at December 31, 2010 Table. Information regarding long-term equity incentives granted to the Named Executive Officers subsequent to fiscal 2010 is set forth below under the heading "—Compensation Adjustments and Long-Term Incentive Awards Subsequent to Fiscal Year End".

  2004 Employee Incentive Plan

        On June 3, 2004, our compensation committee and the Board approved the Petrohawk Energy Corporation 2004 Employee Incentive Plan, as amended, referred to as the "2004 Petrohawk Plan". On July 15, 2004, the 2004 Petrohawk Plan was approved by our stockholders. Increases to the number of shares available under the 2004 Petrohawk Plan were subsequently approved by our stockholders in November 2004, July 2005, July 2006, July 2007 and June 2009. Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants under the

2004 Petrohawk Plan, currently a maximum of 17.85 million shares of Common Stock may be issued under the 2004 Petrohawk Plan, including shares already issued and shares subject to outstanding stock option and stock appreciation rights previously issued under the plan. Out of the total number of shares available under the 2004 Petrohawk Plan, a maximum of 8.18 million shares may be issued under awards of restricted stock, incentive stock (stock issued without a restriction period) and stock appreciation rights, including shares already issued and shares subject to outstanding awards.

        The 2004 Petrohawk Plan facilitates the issuance of future long-term incentive awards as part of our comprehensive compensation structure and is administered by a committee of non-employee directors of the Board, currently our compensation committee. For the year ended December 31, 2010, substantially all of our employees received awards under the 2004 Petrohawk Plan.

        The 2004 Petrohawk Plan permits the granting of awards in the form of options to purchase our Common Stock, shares of restricted stock, shares of incentive stock (stock issued without a restriction period) and stock appreciation rights. Recipients are not permitted to receive in any one year options or stock appreciation rights to purchase or receive in excess of 500,000 shares or grants of restricted or incentive stock in excess of 500,000 shares. As of December 31, 2010, no incentive stock had been issued, a total of 1,689,640 shares of Common Stock had been issued as restricted stock, 6,346,467 shares were reserved for the exercise of outstanding stock options and 632,571 shares were reserved for the exercise of outstanding stock appreciation rights. As of December 31, 2010, 5,628,506 shares of Common Stock remained available for issuance pursuant to the 2004 Petrohawk Plan, not including shares subject to outstanding awards.

        The 2004 Petrohawk Plan will expire on June 2, 2014. No grants will be made under the 2004 Petrohawk Plan after that date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of the 2004 Petrohawk Plan. The Board may, in its discretion, terminate the 2004 Petrohawk Plan at any time. The termination of the 2004 Petrohawk Plan would not affect the rights of participants or their successors under any awards outstanding and not exercised in full on the date of termination. The Board may at any time and from time to time amend the 2004 Petrohawk Plan in whole or in part. Any amendment that must be approved by our stockholders in order to comply with the terms of the 2004 Petrohawk Plan, applicable law or the rules of the principal securities exchange, association or quotation system on which our Common Stock is then traded or quoted will not be effective unless and until such approval has been obtained. The Board is not permitted, without the further approval of the stockholders, to make any alteration or amendment that would materially increase the benefits accruing to participants under the 2004 Petrohawk Plan, increase the aggregate number of shares that may be issued pursuant to the provisions of the 2004 Petrohawk Plan, change the class of individuals eligible to receive awards under the 2004 Petrohawk Plan or extend the term of the 2004 Petrohawk Plan.

  1999 Incentive and Non-Statutory Stock Option Plan

        On August 20, 1999, the Board approved the Petrohawk Energy Corporation 1999 Incentive and Non-Statutory Stock Option Plan, referred to as the "1999 Plan". On September 11, 2000, the 1999 Plan was approved by our stockholders. An amendment to the 1999 Plan to increase the number of shares available under the 1999 Plan was subsequently approved by our stockholders on June 20, 2003. As a consequence of the adoption of the 2004 Petrohawk Plan, we no longer grant awards under the 1999 Plan. As of December 31, 2010, a total of 75,000 shares of Common Stock were issuable upon the exercise of outstanding stock options under the 1999 Plan.

  Incentive Plans Assumed in Connection with Acquisitions

        In July 2006, as part of our merger with KCS, we assumed the KCS Energy, Inc. 2001 Employees and Directors Stock Plan, (the "2001 KCS Plan") and the 2005 KCS Plan (together with the 2001 KCS Plan, the "KCS Plans"). As of July 18, 2007, no new awards were permitted under the 2005 KCS Plan.

        The KCS Plans are administered by our compensation committee. The 2005 KCS Plan permitted grants of awards of options to purchase Common Stock, shares of restricted stock, shares of incentive stock (stock issued without a restriction period), and stock appreciation rights. On March 2, 2007, 172,850 shares of restricted stock and 397,400 shares of stock appreciation rights were granted under the 2005 KCS Plan to persons that were former employees of KCS and continued to be employed by us. As of December 31, 2010, no shares of restricted stock are outstanding and stock options and appreciation rights covering l,000,440 shares of Common Stock were outstanding under the KCS Plans. All awards outstanding under the 2001 KCS Plan will expire on or before January 3, 2015. All awards outstanding under the 2005 KCS Plan will expire on or before March 2, 2017.

        In July 2005, as part of our merger with Mission Resources Corporation, we also assumed the Mission Resources Corporation 2004 Incentive Plan (the "Mission 2004 Plan") and the Mission Resources Corporation 1996 Incentive Plan (the "Mission 1996 Plan," and together, the "Mission Plans"). We do not issue new awards under the Mission Plans. As of December 31, 2010, there were options for the purchase of a total of 31,711 shares of Common Stock outstanding under the Mission Plans. All awards outstanding under the Mission Plans expire on or before May 19, 2014.

  Stock Options

        An important objective of the long-term incentive program is to strengthen the relationship between the long-term value of our Common Stock price and the potential financial gain for employees. Stock options provide senior management and key employees with the opportunity to purchase our Common Stock at a price fixed on the grant date regardless of future market price. A stock option becomes valuable only if our Common Stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to vest, thus providing an incentive for an option holder to remain employed by us. Stock options link the option holder's compensation to stockholders' interests by providing an incentive to increase the market price of our Common Stock.

        Option grants to senior management are generally considered annually, at the same time as grants are considered for the general eligible employee population, in February, after our year-end results become available. Our practice is that the exercise price for each stock option is the market value on the date of grant, which is normally the date that our compensation committee approves the award at a meeting of the compensation committee or, if later, 48 hours after our release of earnings in accordance with our Insider Trading Policy. Our current policy provides for grants to be made or priced only during a trading window, as set forth in our Insider Trading Policy, and within such window only at such time as there is no material non-public information regarding the Company. Under our 2004 Petrohawk Plan the option price may not be less than the fair market value (the closing market price) of the shares on the date of grant. With respect to employees who are not executive officers, the compensation committee may delegate its authority to make such grants to our Chief Executive Officer by specifying the grant date, the total number of shares that may be subject to grants and other material terms of the grants. All proposed stock options to new-hire employees are required to be approved by our compensation committee. Alternatively, our compensation committee may authorize in writing, in advance of any fiscal quarter, the number of shares underlying stock options that may be granted to new hire employees for the following fiscal quarter and provide that our Chief Executive Officer may allocate such stock options at his discretion. The grant date in this instance is generally the first day of the month following the date of hire.

        Stock options generally vest and become exercisable one-third annually after the original grant date. In certain instances, however, stock options may vest on an accelerated basis, such as in the event an executive's employment is terminated by us without cause or by the executive with good reason, in the event that the executive terminates his employment within a certain period following a transaction that effects a change in the control of our Company, or in the event of the executive's death or disability while employed by us. Under these circumstances all stock options held by the executive may automatically vest and become exercisable in accordance with the terms outlined in the stock option award agreement or the employment agreement, if applicable. The employment agreements that we have entered into with the Named Executive Officers provide for all stock options held by an executive to automatically vest and become exercisable in the event his employment is terminated by us without cause or by the executive with or without good reason within a two-year period following a change of control of our Company.

        There is a limited term in which an executive can exercise stock options, known as the "option term." The option term is generally ten years from the date of grant, which is the maximum term of an option permitted under the 2004 Petrohawk Plan, the Mission Plan and the KCS Plans. At the end of the option term, the right to purchase shares pursuant to any unexercised option expires.

        The exercise prices of the stock options granted to the Named Executive Officers during fiscal year 2010 are shown in the Grants of Plan-Based Awards in 2010 Table. Additional information on these grants, including the number of shares subject to each grant, also is shown in the Grants of Plan-Based Awards in 2010 Table.

  Restricted Stock Awards

        During 2010, we granted restricted stock awards to various officers (including our Named Executive Officers) and key employees under the 2004 Petrohawk Plan. Restricted stock awards are shares of our Common Stock that are awarded with the restriction that the executive remain with us through certain "vesting" dates. Prior to the restrictions thereon lapsing, the participant may not sell, transfer, pledge, assign or take any similar action with respect to the shares of restricted stock which the participant owns. Despite the restrictions, each participant will have full voting rights and will receive any dividends or other distributions, if any, with respect to the shares of restricted stock which the participant owns. Once the restrictions lapse with respect to shares of restricted stock, the participant owning such shares will hold freely-transferable shares, subject only to any restrictions on transfer contained in our certificate of incorporation, bylaws and insider trading policies, as well as any applicable federal or state securities laws.

        The compensation committee does take prior grants into account in the design of future programs and awards. Restricted stock awards to senior management are generally considered annually, in February, after our year-end results become available, and at the same time as grants to the general eligible employee population are considered.

        Restricted stock awards provide the opportunity for capital accumulation and more predictable long-term incentive value. The purpose of granting restricted stock awards is to encourage ownership, encourage retention of our senior management and result in business decisions that may drive stock price appreciation. Recognizing that our business is subject to significant fluctuations in commodity prices that may cause the market value of our Common Stock to fluctuate, we also intended the awards to provide an incentive for senior management to remain with us throughout commodity price and business cycles.

        Restricted stock awards generally vest one-third annually after the original award date. As a consequence, the recipients do not become unconditionally entitled to retain any of the shares of restricted stock until one year following the date of grant, subject to certain exceptions related to termination of employment. Any unvested restricted stock awards generally are forfeited if the executive terminates employment with us. In certain instances, however, restricted stock awards may vest on an accelerated basis, such as in the event of the executive's employment is terminated by us without cause or by the executive with good reason, in the event that the executive terminates his employment within a certain period following a transaction that effects a change in the control of our Company, or in the event of the executive's death or disability while employed by us. Under these circumstances all restricted stock awards held by the executive may automatically vest in accordance with the terms outlined in the restricted stock award agreement or the employment agreement, if applicable. The employment agreements that we have entered into with the Named Executive Officers provide for all restricted stock awards held by an executive to automatically vest in the event his employment is terminated by us without cause or by the executive with or without good reason within a two-year period following a change of control of our company.

        The restricted stock grants to the named executive officers during fiscal year 2010 are shown in this Information Statement in the Grants of Plan-Based Awards in 2010 Table.

  Stock Appreciation Rights

        The 2004 Petrohawk Plan permits awards of stock appreciation rights. A stock appreciation right is very similar to a stock option, in that it represents the right to realize the increase in market price, if any, of a fixed number of shares over the grant value of the right, which is equal to the market price of our Common Stock on the date of grant. However, whereas to realize the value of a stock option the holder typically pays the exercise price in exchange for shares of stock underlying the option, the value embodied by the stock appreciation right, if any, may be settled in exchange for shares of Common Stock valued on the date of settlement.

        Stock appreciation rights provide incentives for the recipient that are very similar to the incentives provided by stock options, in that the stock appreciation right becomes valuable only if our Common Stock price increases above the grant value of the right and the holder of the right remains employed during the period required for the right to vest, thus providing an incentive for the holder to remain employed by us. Stock appreciation rights link a portion of the holder's compensation to stockholders" interests by providing an incentive to increase the market price of our Common Stock.

        Grants of stock appreciation rights to senior management are generally considered annually, at the same time as grants are considered for the general eligible employee population, in February, after our year-end results become available. Our practice is that the grant value for each stock appreciation right is the market value of our Common Stock on the date of grant, which is normally the date that our compensation committee approves the award at a meeting of the compensation committee or, if later, 48 hours after our release of earnings in accordance with our Insider Trading Policy. Our current policy provides for grants to be made during a trading window, as set forth in our Insider Trading Policy, and within such window only at such time as there is no material non-public information regarding the Company. With respect to employees who are not executive officers, the compensation committee may delegate its authority to make such grants to our Chief Executive Officer by specifying the grant date, the total number of shares that may be subject to grants and other material terms of the grants. All proposed grants of stock appreciation rights to new-hire employees are required to be approved by our compensation committee. Alternatively, our compensation committee may authorize in writing, in advance of any fiscal quarter, the number of shares underlying stock appreciation rights that may be granted to new hire employees for the following fiscal quarter and provide that our Chief Executive Officer may allocate such stock options at his discretion. The grant date in this instance is generally the first day of the month following the date of hire.

        Stock appreciation rights generally vest one-third annually after the original grant date. In certain instances, however, stock appreciation rights may vest on an accelerated basis, such as in the event an executive's employment is terminated by us without cause or by the executive with good reason, in the event that the executive terminates his employment within a certain period following a transaction that effects a change in the control of our Company, or in the event of the executive's death or disability while employed by us. Under these circumstances all stock appreciation rights held by the executive may automatically vest in accordance with the terms outlined in the stock appreciation award agreement or the employment agreement, if applicable. The employment agreements that we have entered into with the Named Executive Officers provide for all stock appreciation awards held by an executive to automatically vest in the event his employment is terminated by us without cause or by the executive with or without good reason within a two-year period following a change of control of our Company.

        There is a limited term in which an executive can exercise a stock appreciation right, known as the "term." The term is generally ten years from the date of grant, which is the maximum term permitted under the 2004 Petrohawk Plan. At the end of the term, the right to receive the value of the stock appreciation right expires. No stock appreciation rights were granted in 2010.

  Retirement Benefits

        We do not maintain a defined benefit pension plan or retiree medical program that covers members of senior management. Retirement benefits to our senior management, including the Named Executive Officers, are currently provided principally through a tax-qualified profit sharing and 401(k) plan (our "Savings Plan"), in which eligible salaried employees may participate. Pursuant to the Savings Plan, employees may elect to reduce their current annual compensation up to the lesser of 75% or the statutorily prescribed limit of $16,500 in calendar year 2010 (plus up to an additional $5,500 in the form of "catch-up" contributions for participants age 50 and above), and have the amount of any reduction contributed to the Savings Plan. Our Savings Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), so that contributions by us or our employees to the Savings Plan and income earned on contributions are not taxable to employees until withdrawn from the Savings Plan and so that contributions will be deductible by us when made. We match 100% of the amount an employee contributes to the Savings Plan, subject to a 10% maximum based on the employee's compensation as defined in the Savings Plan. Executives participate in the Savings Plan on the same basis as other employees.

        The Savings Plan provides for 35 different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The independent trustee of the Savings Plan then invests the assets of the Savings Plan as directed by participants. The Savings Plan does not provide our employees the option to invest directly in our securities. The Savings Plan offers in-service withdrawals in the form of after-tax account distributions and age 59.5 distributions.

        We believe that the Savings Plan supports the objectives of our compensation structure, including the ability to attract and retain senior and experienced mid- to late-career executives for critical positions within our organization.

  Outstanding Equity Awards Under All Stock Plans

        The following tables represent outstanding equity awards under all equity plans as of December 31, 2010, including the KCS Plans and the Mission Plans. We do not issue new awards under the KCS Plans or the Mission Plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (#)	Weighted-Average Exercise Price of Outstanding Options and Rights	Average Remaining Contractual Life (Years)
Stock Options	7,229,684	$14.93	6.9
Stock Appreciation Rights	856,505	$11.64	6.2

Total:	8,086,189	$14.58	6.8

Number of Securities to be Issued Upon Vesting (#)
Restricted Stock	1,689,640

        As of December 31, 2010 a total of 5,628,506 shares were available for future grants under the 2004 Petrohawk Plan and 593,200 shares were available for future grants under the Non-Employee Director Incentive Plan.

  Employment Contracts, Termination of Employment and Change-in-Control Arrangements

        On July 11, 2006, we entered into employment agreements with Messrs. Wilson, Mize, Stoneburner, Helm and Herod. During 2006 we faced increasing competition for management talent at the same time as anticipated changes to the Board and the constitution of our compensation committee as a consequence of our pending merger with KCS created greater uncertainty for management. These factors led us to conclude that it was appropriate and in our best interests to enter into employment agreements with each of such Named Executive Officers.

        In September 2007, we amended the employment agreements for each of Messrs. Wilson, Mize, Stoneburner, Helm and Herod to clarify payment terms under change of control and employment termination scenarios and to comply with final Section 409A regulations.

        In February 2011, we amended the employment agreement with Mr. Wilson to provide for a two year term (the "Term") commencing February 21, 2011, and ending on the February 21, 2013. Prior to the amendment, Mr. Wilson's employment agreement was automatically extended for additional one-year periods on each one-year anniversary of the date of its original execution. Under the amended employment agreement, a failure by the Company to extend Mr. Wilson's employment agreement for an additional Term prior to its expiration will constitute "good reason", permitting Mr. Wilson to terminate the agreement and seek the severance payments and benefits set forth in the employment agreement.

  Term of Employment Agreements

        The initial term of employment of each of our current Named Executive Officers was two years from the effective date of their employment agreements. Each agreement with an executive other than Mr. Wilson provides for automatic one-year extensions unless either party provides written notice six months prior to expiration of the initial term or any extension. During 2010, the employment agreement with each Named Executive Officer was automatically renewed while Mr. Wilson's employment agreement was renewed for a two year period ending on February 21, 2013.

  Compensation and Benefits

        The salary payable to each of the Named Executive Officers during 2010 is the amount set forth under the heading "—2010 Compensation Program—Base Salary" in the table above. The salary of each executive is subject to periodic review and may be increased from time to time by the compensation committee. The base salary for each of the Named Executive Officers during 2011 is set forth in under the heading "—Compensation Adjustments and Long-Term Incentive Awards Subsequent to Fiscal Year End" below. Each executive is eligible to receive bonuses, grants of stock options, restricted stock or other equity awards as determined in the discretion of the compensation committee. Each of the executives is also entitled to reimbursement for reasonable business expenses and to participate in our life, health, and dental insurance programs, and all other employee benefit plans which we may, from time to time, make available. We do not provide tax gross-ups for compensation or benefits, other than under limited circumstances where excise taxes are imposed by Section 4999 or Section 409A of the Code.

        Our Chief Executive Officer is entitled under his employment agreement to receive a vehicle allowance and reimbursement for admission to, and the dues for, one club membership. Our Chief Financial Officer is entitled under his employment agreement to be reimbursed for admission to, and the dues for, one club membership.

        Our use of expense reimbursement and perquisites as an element of compensation is limited and is largely based on historical practices. We do not view these items as a significant element of our compensation structure but do believe that they can be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment. The compensation committee annually reviews these items provided to determine if they are appropriate and if any adjustments are warranted.

  Termination Provisions and Severance Payments

        We may terminate each executive's employment upon disability, and at any time for cause or without cause. Each executive may terminate his employment at any time, and such termination will be deemed to be with "good reason" if it is based on uncured material breaches of his employment agreement by us, a reduction in the base compensation or target bonus payable to him, a material reduction in the scope of his office and responsibilities, a failure by us to continue any compensation or benefit plan that is material to the executive's total compensation or the permanent relocation of the executive outside of the metropolitan area of Houston, Texas. If the employment of any of the executives is terminated by death or disability, such executive (or his personal representative in the event of death) is entitled to receive his accrued unpaid base compensation, plus an optional bonus to be determined by the compensation committee, and all stock options and other incentive awards held by the executive will become fully vested and immediately exercisable, and all restrictions on any shares of restricted stock will be removed. If the employment of any of the executives is terminated by us for cause, such executive (or his or her personal representative in the event of death) is entitled to receive his accrued unpaid base compensation.

        If the employment of any executive is terminated by us without cause or by such executive with good reason, and such termination is not within two years after a change in control, such executive will be entitled to the accrued portion of unpaid salary, payment of the greater of a prorated amount of the executive's bonus for the year in which the termination occurs or a bonus for such year as may be determined by our compensation committee or our board in their sole discretion, a severance payment equal to one year's base salary plus the higher of the current year target bonus or the bonus paid for the preceding year, payment of the premiums for medical and dental insurance for him and his entire family for one year following termination, and the full vesting of all his unvested options and all restrictions removed from his shares of restricted stock. If such executive is terminated by us without cause or such executive terminates his employment with the Company with or without good reason, and such termination is within two years after a change in control, such executive will be entitled to receive the accrued portion of unpaid salary, payment of the greater of a prorated amount of the executive's bonus for the year in which the termination occurs or a bonus for such year as may be determined by our compensation committee or our board in their sole discretion, a severance payment equal to two times his base salary plus the higher of the current year target bonus or the bonus paid for the year prior to the year in which the change of control occurred, payment of the premiums for medical and dental insurance for him and his entire family for two years following termination, and the full vesting of all his unvested options and all restrictions removed from his shares of restricted stock. If the employment of such executive is terminated by such executive without good reason and not within two years after a change in control, such executive is entitled to receive his accrued unpaid base compensation.

        The employment agreements with the Named Executive Officers generally define a change of control to mean any of the following events:

  •
  any person or group becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 35% of the total voting power of our outstanding voting stock;

  •
  our merger with or consolidation into another entity and, immediately after giving effect to the merger or consolidation, one or both of the following occurs: (a) less than 50% of the total voting power of the outstanding voting stock of the surviving or resulting entity is then "beneficially owned" in the aggregate by our stockholders immediately prior to such merger or consolidation, or (b) the individuals who were members of the Board immediately prior to the execution of the agreement providing for the merger or consolidation do not constitute at least a majority of the members of the board of directors of the surviving or resulting entity;

  •
  we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to a third party in one transaction or a series of related transactions;

  •
  individuals who constitute the Board cease for any reason to constitute at least a majority of the Board unless such persons were elected, appointed or nominated by a vote of at least a majority of our incumbent directors; or

  •
  the complete liquidation or dissolution of our company.

        In our view, having the change of control and severance protections helps to maintain the Named Executive Officer's objectivity in decision-making and provides another vehicle to align the interests of our Named Executive Officer with the interests of our stockholders.

        The following table sets forth the estimated amounts that would be payable to each of the Named Executive Officers upon a termination under the scenarios outlined above, excluding termination for cause or on account of death or disability, assuming that such termination occurred on December 31, 2010 and using the closing price of our common stock at December 31, 2010 for purposes of the calculations as required by the SEC. The dollar amounts set forth under the column heading "Early Vesting of Restricted Stock/Options" correspond to the amounts that would be paid, in addition to accrued and unpaid salary through the date of death or disability, in the event of the death or disability at year-end of each of the executives. There can be no assurance that these scenarios would produce the same or similar results as those disclosed if a termination occurs in the future.

	Severance Payment(1)	Early Vesting of Restricted Stock/Options(2)	Other(3)	Total(4)
Without Cause/For Good Reason
Floyd C. Wilson	$3,500,000	$3,379,611	$23,352	$6,902,963
Mark J. Mize	$950,000	$1,202,851	$18,813	$2,171,664
Richard K. Stoneburner	$1,220,000	$1,915,811	$23,352	$3,159,163
Larry L. Helm	$950,000	$1,252,809	$22,963	$2,225,772
Stephen W. Herod	$1,110,000	$1,426,840	$22,963	$2,559,803
Following Change of Control
Floyd C. Wilson	$7,000,000	$3,379,611	$23,352	$10,402,963
Mark J. Mize	$1,900,000	$1,202,851	$18,813	$3,121,664
Richard K. Stoneburner	$2,440,000	$1,915,811	$23,352	$4,379,163
Larry L. Helm	$1,900,000	$1,252,809	$22,963	$3,175,772
Stephen W. Herod	$2,220,000	$1,426,840	$22,963	$3,669,803

(1)
Represents total annual compensation (2010 salary plus 2010 bonus) multiplied, in the event of a change of control, by 2.

(2)
As reflected above, the value of unvested restricted stock, stock options and stock appreciation rights that would vest under each of these termination scenarios is based on our common stock price at December 31, 2010. Amounts do not include the dollar value of restricted stock or stock options that vested prior to December 31, 2010.

(3)
Represents an estimate of health insurance benefits to be provided under each of the scenarios based on actual amounts paid out in 2010.

(4)
Excludes gross-up payments, if any, to cover excise taxes imposed under Code Section 4999 or Section 409A.

  Board Representation

        Mr. Wilson's employment agreement provides that he will be nominated as a member of the Board, and that we will use our best efforts to cause him to be elected, appointed, or re-elected or re-appointed, as a director.

  Indemnification Agreements

        We have entered into an indemnification agreement with each of our independent, non-management directors and senior executives. These agreements provide for us to, among other things, indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and are in addition to any other rights such person may have under our certificate of incorporation, bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced executives and independent, non-management directors.

  Tax Deductibility

        Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million paid to our Chief Executive Officer and our four other highest-paid executive officers unless the compensation is performance-based as determined by applying certain specific and detailed criteria. We believe that it is often desirable and in our best interests to deduct compensation payable to our executive officers. However, we also believe that there are circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code. In this regard, we consider the anticipated tax treatment to our Company and our executive officers in the review and establishment of compensation programs and payments; however, we may from time to time pay compensation to our executives that may not be deductible, including discretionary bonuses or other types of compensation outside of our plans.

        Although equity awards may be deductible for tax purposes by us, the accounting rules pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Options (the successor to FASB Statement No. 123 (revised 2004) ("ASC Topic 718") require that the portion of the tax benefit in excess of the financial compensation cost be recorded to paid-in-capital.

Compensation Committee Report

        We have reviewed and discussed the Compensation Discussion and Analysis section of the proxy statement(1) with management as required by Item 402(b) of Regulation S-K. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement(1).

MEMBERS OF THE COMMITTEE: Gary A. Merriman (Chairman) Robert C. Stone, Jr. Christopher A. Viggiano

        (The foregoing Compensation Committee Report does not constitute soliciting material and should not be deemed to be filed or incorporated by reference into any other filing of Petrohawk under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Petrohawk specifically incorporates the Report by reference therein.)

(1)
This refers to our definitive proxy statement on Schedule 14A filed on April 15, 2011.

Compensation Matters Related to the Offer

  Retention Agreements

        In connection with the Offer, the Company entered into Retention Agreements (each, a "Retention Agreement") contemporaneously with the execution of the Merger Agreement. The Retention Agreements are to be effective only if and when the Offer is completed (the date of the completion of the Offer, the "Acceptance Time"). Retention Agreements were entered into with each of our Named Executive Officers on July 14, 2011, to continue the employment of each Named Executive Officer with the Company for a period of time following the Acceptance Time. The employment agreements for each Named Executive Officer will be superseded and replaced in their entirety by the Retention Agreements as of the effective time of such Retention Agreement.

        Under Mr. Wilson's Retention Agreement, from the Acceptance Time until the day that is 60 days after the Acceptance Time (the "Wilson Retention Date"), Mr. Wilson is entitled to receive (i) a base salary at an annual rate of at least $1,000,000 and (ii) a prorated portion of his 2010 bonus (which was equal to $2,500,000) for the bonus year ending on December 31, 2011. Mr. Wilson is also entitled to receive a retention bonus payment of $2,000,000 payable on the Acceptance Time, subject to his execution of a general release of claims. Mr. Wilson's Retention Agreement also provides that Mr. Wilson will enter into a consulting agreement (the "Consulting Agreement") with the Company beginning after the Wilson Retention Date and ending six months thereafter (the end of such period, the "End Date") under which Mr. Wilson will provide services to the Company (which shall be no more than 20% of the average level of services performed by Mr. Wilson for the Company over the 36-month period immediately preceding the effective date of the Consulting Agreement). Mr. Wilson will be entitled to receive $3,000,000 for his services under the Consulting Agreement (the "Consulting Fee"), payable 12 months after Mr. Wilson's termination of employment under the Retention Agreement. The Company can terminate the Consulting Agreement before the End Date for Cause (as defined in the Consulting Agreement) without any further obligations to Mr. Wilson or without Cause, provided that the Company pays Mr. Wilson the full Consulting Fee.

        Under the Retention Agreement for Mr. Mize, from the Acceptance Time until the day that is 90 days after the Acceptance Time (the "90-Day Retention Date"), Mr. Mize is entitled to receive (i) a minimum annual base salary of $400,000 and (ii) a prorated portion of his 2010 bonus (which was equal to $560,000) for the bonus year ending on December 31, 2011. Mr. Mize is also entitled to receive a retention bonus payment of $400,000 on the Acceptance Time, subject to his execution of a general release of claims.

        Under the Retention Agreement for Mr. Herod, from the Acceptance Time until the day that is 180 days after the Acceptance Time (the "180 Day Retention Date"), Mr. Herod is entitled to receive (i) a minimum annual base salary of $400,000 and (ii) a minimum guaranteed bonus of $720,000 for the bonus year ending on December 31, 2011 ("2011 Bonus Payment") and a prorated portion of Mr. Herod's 2011 Bonus Payment for the bonus year ending on December 31, 2012. Mr. Herod is also entitled to receive a retention bonus payment of $800,000 on the Acceptance Time, subject to his execution of a general release of claims.

        Under the Retention Agreement for Mr. Stoneburner, Mr. Stoneburner is entitled to receive (i) a minimum annual base salary of $575,000 during the time period from the Acceptance Time until December 31, 2012 (the end of such period, the "Long-Term Retention Date" and together with the Wilson Retention Date, 90 Day Retention Date and 180 Day Retention Date, the "Retention Dates") and (ii) a guaranteed bonus of $720,000 for each of the bonus years ending on December 31, 2011 and December 31, 2012, provided that Mr. Stoneburner is actively employed with the Company on the date of payment of the bonus for the bonus year ending on December 31, 2011, and on December 31, 2012 (subject to certain exceptions). Mr. Stoneburner is also entitled to receive retention bonus payments (each, a "Retention Payment") equal to $1,295,000 on each of (1) the Acceptance Time, (2) the eight-month anniversary of the Acceptance Time and (3) December 31, 2012, for a total retention bonus of $3,885,000, provided that Mr. Stoneburner is actively employed with the Company on each such date. Mr. Stoneburner will also receive a grant of Guarantor restricted stock units ("RSUs") having a fair market value as of the Acceptance Time equal to $3,450,000. These RSUs will vest in equal installments on December 31, 2012, August 31, 2013 and August 31, 2014 provided that Mr. Stoneburner is still employed by the Company on such vesting date (although if Mr. Stoneburner's employment is terminated by reason of a Qualifying Termination (as defined below) prior to the second Retention Payment, one-third of the RSUs shall vest upon such Qualifying Termination).

        Under the Retention Agreement for Mr. Helm, Mr. Helm is entitled to receive (i) a minimum annual base salary of $400,000 (such amount, the "Minimum Base Salary") from the Acceptance Time until the Long-Term Retention Date and (ii) a minimum guaranteed bonus of $560,000) for each of the bonus years ending on December 31, 2011 and December 31, 2012, provided that Mr. Helm is actively employed with the Company on the date of payment of the bonus for the bonus year ending on December 31, 2011, and on December 31, 2012 (subject to certain exceptions). Mr. Helm is also entitled to receive a Retention Payment equal to $960,000 on each of (1) the Acceptance Time, (2) the eight-month anniversary of the Acceptance Time and (3) December 31, 2012, for a total retention bonus of $2,880,000, provided that Mr. Helm is actively employed with the Company on each such date. Mr. Helm will also receive a grant of Guarantor RSUs having a fair market value as of the Acceptance Time equal to two times his Minimum Base Salary, which will vest on December 31, 2012 provided Mr. Helm is still employed by the Company on such date (although if Mr. Helm's employment is terminated by reason of a Qualifying Termination (as defined below) prior to the payment of the second Retention Payment, the RSUs shall vest upon such Qualifying Termination).

        Each Retention Agreement provides for a gross-up payment (equal to the amount of any excise tax) in the event that any payment or benefit becomes subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, in connection with this transaction.

        In addition, under the terms of the Retention Agreements and subject to the Named Executive Officers' execution of a release, in the event of a termination of a Named Executive Officer's employment (i) by the Company without Cause (as defined in the Retention Agreements), (ii) by a Named Executive Officer for Good Reason (as defined in the Retention Agreements), (iii) due to a Named Executive Officer's death or (iv) due to the Named Executive Officer becoming entitled to receive benefits under the long-term disability insurance plan in which the Named Executive Officer participates (any such termination, a "Qualifying Termination") on or before (1) the two-year anniversary of the Acceptance Time for Messrs. Stoneburner and Helm, or (2) the Retention Date applicable to the Retention Agreements for Messrs. Wilson, Mize and Herod, respectively, the Named Executive Officer shall receive (A) an amount equal to (i) two times the Named Executive Officer's base salary (the greater of Named Executive Officer's base salary at termination date and his base salary immediately before the Acceptance Time), plus (ii) two times the Named Executive Officer's bonus (the greater of the bonus payable to the Named Executive Officer for the year in which termination occurs or the bonus paid to the Named Executive Officer for the 2010 bonus year) and (B) for two years following the Named Executive Officer's termination, the Company will continue to maintain and pay premiums for medical and dental benefits for the Named Executive Officer and his family (such payments and benefits collectively, the "Severance Benefits"). Notwithstanding the foregoing, for Messrs. Wilson, Mize and Herod, the so long as such Named Executive Officer's employment has not been terminated earlier, as of the Wilson Retention Date, the 90-Day Retention Date and the 180-Day Retention Date, respectively, such Named Executive Officer's employment will be terminated, and such Named Executive Officer will be entitled to receive the Severance Benefits unless there is a mutually agreeable extension of the term of employment. Under the terms of the Retention Agreements for Messrs. Stoneburner and Helm, in the event of a termination of employment by any such Named Executive Officer without Good Reason before December 31, 2012, the Company will continue to maintain and pay premiums for medical and dental benefits for such Named Executive Officer and his family for 18 months following such Named Executive Officer's termination.

        Each Retention Agreement also contains confidentiality requirements, as well as covenants that the Named Executive Officer will not (i) disparage the Company (including then-current officers and directors) during employment and for two years following termination, (ii) compete with the Company within a specified area or solicit certain customers during employment, in each case, for one year following termination in the case of Mr. Wilson, for three months following termination, in the case of the 90 Day Executive, and for six months following termination, in the case of each other Named Executive Officer, or (iii) solicit certain Company employees and contractors during employment and for six months following termination, in the case of the 90 Day Executive, and for one year following termination, in the case of each other Named Executive Officer.

  Aggregate Amounts of Potential Compensation

        The table below summarizes potential payments and benefits that the Named Executive Officers would be entitled to receive if the Offer is consummated. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a Named Executive Officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed an Acceptance Time of September 1, 2011, including with respect to calculating the portion of equity awards subject to acceleration of vesting (assuming continued vesting of the equity and assuming that all Options, Company stock appreciation rights ("SARS") and unvested shares of Restricted Stock are outstanding on such date).

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)(6)	Total ($)
Floyd C. Wilson Chairman of the Board and Chief Executive Officer	7,000,000	14,792,508	—	23,352	2,055,488	2,000,000	25,871,348
Mark J. Mize Executive Vice President, Chief Financial Officer and Treasurer	1,920,000	5,684,330	—	18,813	—	400,000	8,023,143
Richard K. Stoneburner President and Chief Operating Officer	—	9,209,527	—	—	732,283	1,295,000	11,236,810
Larry L. Helm Executive Vice President—Finance and Administration	—	5,730,469	—	—	—	960,000	6,690,469
Stephen W. Herod Executive Vice President—Corporate Development and Assistant Secretary	2,240,000	7,429,507	—	22,963	467,938	800,000	10,960,408

(1)
Amounts represent the double trigger cash severance payments payable under the Retention Agreements after each Named Executive Officer voluntarily terminates employment without Good Reason (as defined in the Retention Agreements) following his respective Retention Date. Using these assumptions, under the terms of the Retention Agreements, Mr. Helm and Mr. Stoneburner would not be entitled to any severance. Upon such termination, Mr. Wilson and Mr. Mize would also be entitled to pro-rated 2011 bonuses equal to $2,082,191.78 and $512,438.36, respectively, Mr. Herod would be entitled to a pro-rated 2012 bonus of $118,356 and Mr. Helm and Mr. Stoneburner would be entitled to receive full bonuses for 2012 equal to $560,000 and $720,000, respectively.

If Mr. Helm and Mr. Stoneburner instead experienced a Qualifying Termination of employment immediately following the Acceptance Time, they would be entitled to receive, among other payments and benefits, the following: (i) double trigger cash severance payments equal to $1,920,000 and $2,590,000, respectively, (ii) pro-rated 2011 bonuses equal to $372,821 and $479,342, respectively and (iii) excise tax gross-up payments equal to $359,226 and $1,079,975, respectively.

(2)
Amounts below represent the cash to be received at the Acceptance Time by the Named Executive Officers due to the accelerated vesting and cash-out of unvested Options, SARs and restricted stock awards, based on a share price of $38.75 and assuming that there is no incremental vesting of any Options, SARs or restricted stock awards between the date hereof and the Acceptance Time. These payments are single trigger payments due upon the Acceptance Time and do not require a termination of the Named Executive Officer's employment before payment of these amounts can occur.

Name	Options ($)	SARs ($)	Restricted Stock ($)
Floyd C. Wilson	7,429,969	0	7,362,539
Mark J. Mize	2,850,387	0	2,833,943
Richard K. Stoneburner	4,391,584	0	4,817,943
Larry L. Helm	2,877,151	0	2,853,318
Stephen W. Herod	3,693,968	0	3,735,539

(3)
None of our Named Executive Officers participate in a defined benefit pension plan or any deferred compensation plans other than the benefits provided under the Retention Agreements.

(4)
This amount consists of continued medical insurance coverage and continued dental insurance coverage for two years for the Named Executive Officer and his family, payable by the Company to Named Executive Officer following such Named Executive Officer's termination of employment due to a Qualifying Termination following his respective Retention Date but prior to the two-year anniversary of the Acceptance Time. If either Mr. Helm or Mr. Stoneburner were to resign without Good Reason (as defined in the Retention Agreements) prior to December 31, 2012, the Company will continue to maintain and pay premiums for medical and dental benefits for such Named Executive Officer and his family for 18 months following such Named Executive Officer's termination of employment.

(5)
These amounts represent the estimated payments to be made to executives due to excise taxes imposed by Section 4999 of the Code and are calculated based on the assumptions, among others, that the Named Executive Officers' annual base salaries are the same as those currently paid to the Named Executive Officers in respect of 2011, that the Named Executive Officers' annual bonus amounts are the same as were paid to the Named Executive Officers in respect of 2010 and that certain payments made in accordance with the terms of the Retention Agreements are not considered subject to excise tax under Section 4999 of the Code. Please note that the actual amounts, if any, of any tax reimbursement payment in respect of any excise tax that might be imposed under Section 4999 of the Code may be greater or lesser, by a material amount, than the amounts set forth above, depending upon the facts and circumstances, and other mitigating factors.

(6)
These amounts represent the portion of the Retention Payments that are payable at the Acceptance Time, as provided under the Retention Agreements. The Named Executive Officers are also entitled to receive minimum bonus amounts for services rendered after the Acceptance Time, as provided under the Retention Agreements. Messrs. Stoneburner and Helm are also each entitled to receive, at the Acceptance Time, a grant of Guarantor RSUs that are subject to continued employment (subject to certain exceptions) at the Acceptance Time for services rendered after the Acceptance Time. Also, Mr. Wilson is entitled to a Consulting Fee for consulting services rendered after the Acceptance Time.

Compensation Committee Interlocks and Insider Participation

        Messrs. Merriman and Viggiano served on the compensation committee of the Board throughout 2010. Mr. Fuller served on the compensation committee from January 1, 2010 through April 29, 2010, when Mr. Fuller stepped down from the committee and Messrs. Stone and Bridwell joined the committee to serve through the remainder of 2010. Mr. Bridwell's service on the compensation committed ended on December 9, 2010 when resigned from the Board. No member of the compensation committee during 2010 served as one of our officers or employees or of any of our subsidiaries during that year. In addition, during 2010, none of our executive officers served as a director or as a member of the compensation committee of a company which employs any of our directors.

Summary Compensation Table

        The table below sets forth information regarding compensation for our Named Executive Officers for the periods indicated:

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option/ SAR Awards(2)	All Other Compensation		Total
Floyd C. Wilson	2010	$1,000,000	$2,500,000	$2,118,000	$2,060,000	$59,760	(3)(4)(5)	$7,737,760
Chairman of the Board and Chief	2009	$965,000	$2,000,000	$1,066,100	$1,317,200	$58,832	(3)(4)(5)	$5,407,132
Executive Officer	2008	$660,000	$2,000,000	$958,240	$751,180	$32,540	(3)(4)(5)	$4,401,960
Mark J. Mize	2010	$390,000	$560,000	$692,586	$692,160	$46,894	(3)(6)	$2,381,640
Executive Vice President—Chief Financial Officer and Treasurer	2009	$350,000	$700,000	$426,440	$519,760	$46,337	(3)(6)	$2,042,537
	2008	$300,000	$600,000	$343,520	$264,500	$21,112	(3)(6)	$1,529,132
Richard K. Stoneburner	2010	$500,000	$720,000	$1,154,310	$1,152,570	$44,963	(3)	$3,571,843
President and Chief Operating Officer	2009	$450,000	$900,000	$839,940	$619,440	$44,907	(3)	$2,854,287
	2008	$350,000	$1,000,000	$470,080	$359,720	$20,500	(3)	$2,200,300
Larry L. Helm	2010	$390,000	$560,000	$692,586	$692,160	$40,813	(3)	$2,375,559
Executive Vice President—Finance and Administration	2009	$375,000	$700,000	$426,440	$519,760	$40,394	(3)	$2,061,594
	2008	$350,000	$700,000	$488,160	$386,170	$20,500	(3)	$1,944,830
Stephen W. Herod	2010	$390,000	$720,000	$923,448	$922,880	$45,352	(3)	$3,001,680
Executive Vice President—Corporate	2009	$350,000	$900,000	$426,440	$519,760	$44,776	(3)	$2,240,976
Development and Assistant Secretary	2008	$325,000	$650,000	$415,840	$333,270	$15,500	(3)	$1,739,610

(1)
Comprised of annual cash incentive bonus paid subsequent to year end for prior year performance.

(2)
Represents the grant date fair value of awards granted during the indicated year, as determined in accordance with ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the discussion of the assumptions made in the valuation of these awards in "Note 9—Stockholder's Equity" to the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. See the "—Grants of Plan-Based Awards Table" for information on awards made in 2010. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

(3)
Includes the matching contribution that we make on account of employee contributions under our tax-qualified profit sharing and 401(k) plan. Also includes benefit plan contributions for 2010.

(4)
Includes $3,602, $1,168 and $3,507 relating to club dues paid by the company in 2008, 2009 and 2010, respectively.

(5)
Includes $8,438, $12,758 and $10,900 relating to use of company automobile in 2008, 2009 and 2010, respectively.

(6)
Includes $5,612, $7,061 and $7,430 relating to club dues paid by the company in 2008, 2009 and 2010, respectively.

Grants of Plan-Based Awards in 2010

        The table below sets forth information regarding grants of plan-based awards made to our named executive officers during 2010.

		Estimated Future Payouts Under Equity Incentive Plan Awards					Grant Date Fair Value of Stock and Option Awards ($)(4)
						Exercise or Base Price of Option Awards ($/Sh)(3)
Name	Grant Date	Threshold (#)(1)	Target (#)	Maximum (#)(1)	Type of Award (#)(2)
Floyd C. Wilson	2/24/2010	—	200,000	—	Options	$21.18	$2,060,000
	2/24/2010	—	100,000	—	Restricted Stock	—	$2,118,000
Mark J. Mize	2/24/2010	—	67,200	—	Options	$21.18	$692,160
	2/24/2010	—	32,700	—	Restricted Stock	—	$692,586
Richard K. Stoneburner	2/24/2010	—	111,900	—	Options	$21.18	$1,152,570
	2/24/2010	—	54,500	—	Restricted Stock	—	$1,154,310
Larry L. Helm	2/24/2010	—	67,200	—	Options	$21.18	$692,160
	2/24/2010	—	32,700	—	Restricted Stock	—	$692,586
Stephen W. Herod	2/24/2010	—	89,600	—	Options	$21.18	$922,880
	2/24/2010	—	43,600	—	Restricted Stock	—	$923,448

(1)
Awards granted under our 2004 Employee Incentive Plan provide only for a single estimated payout. Under our 2004 Employee Incentive Plan there are no minimum amounts payable for a certain level of performance and there are no maximum payouts possible above the target. Thus, there are no thresholds or maximums (or equivalent items) applicable to these awards.

(2)
Represents shares of restricted stock or stock options issued under our 2004 Employee Incentive Plan. The shares of restricted stock and stock options vest in three equal installments on each anniversary of the date of grant, beginning on the first anniversary of the date of grant, in each case provided that the recipient has been continuously employed at such date.

(3)
The exercise price of each award is equal to the closing market price of our common stock on the date of grant.

(4)
Represents the full grant date fair value determined in accordance with ASC Topic 718. Please see the discussion of the assumptions made in the valuation of these awards in "Note 9—Stockholders' Equity" to the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

  Outstanding Equity Awards at December 31, 2010

        The following table summarizes the number of securities underlying outstanding plan awards for each named executive officer as of December 31, 2010.

						Stock Awards
									Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (1)(2) (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Floyd C. Wilson	150,000		—	$7.50	07/12/2014	164,334	$2,999,096	—	$—
	175,000			$8.51	01/26/2015
	150,000			$11.64	03/02/2017
	94,666	47,334		$18.08	02/28/2018
	61,666	123,334		$15.23	03/02/2019
		200,000		$21.18	02/24/2020
Mark J. Mize	15,000		—	$10.23	08/11/2016	57,701	$1,053,043	—	$—
	30,000			$11.64	03/02/2017
	33,333	16,667		$18.08	02/28/2018
	24,333	48,667		$15.23	03/02/2019
		67,200		$21.18	02/24/2020
Richard K. Stoneburner	75,000		—	$7.50	07/12/2014	95,167	$1,736,798	—	$—
	100,000			$8.51	01/26/2015
	60,000			$11.64	03/02/2017
	45,333	22,667		$18.08	02/28/2018
	29,000	58,000		$15.23	03/02/2019
		111,900		$21.18	02/24/2020
Larry L. Helm	75,000		—	$7.50	07/12/2014	60,367	$1,101,698	—	$—
	125,000			$8.51	01/26/2015
	60,000			$11.64	03/02/2017
	48,666	24,334		$18.08	02/28/2018
	24,333	48,667		$15.23	03/02/2019
		67,200		$21.18	02/24/2020
Stephen W. Herod	75,000		—	$7.50	07/12/2014	69,934	$1,276,296	—	$—
	100,000			$8.51	01/26/2015
	60,000			$11.64	03/02/2017
	42,000	21,000		$18.08	02/28/2018
	24,333	48,667		$15.23	03/02/2019
		89,600		$21.18	02/24/2020

(1)
Represents unvested stock options.

(2)
Awards held by executives vest in three equal installments on each anniversary of the date of grant, beginning on the first anniversary of the date of grant, provided that the recipient has been continuously employed at such date.

(3)
Calculated based upon the closing market price of our common stock as of December 31, 2010, the last trading day of our 2010 fiscal year ($18.25) multiplied by the number of unvested awards at year end.

Compensation Adjustments and Long-Term Incentive Awards Subsequent to Fiscal Year End

        Subsequent to December 31, 2010, as part of the analysis of executive compensation that is undertaken annually by our compensation committee, we approved increases in the base salaries of each of our Named Executive Officers and granted awards to each executive officer of long-term equity incentives under our Third Amended and Restated 2004 Employee Incentive Plan. These incentives were in the form of grants of restricted stock and non-qualified stock options. The restricted stock grants and non-qualified stock options vest in three equal annual increments beginning on the first anniversary of the grant date. The incremental increase in salary and the number of shares covered by the equity awards for each Named Executive Officer are set forth in the table below. The exercise price per share for each stock option reflected in the following table is $20.57, which was the closing market price of our common stock on the date of grant, February 23, 2011.

Name	Salary Increase	2011 Base Salary	Number of Shares Underlying Stock Options (#)	Restricted Stock Award (#)
Floyd C. Wilson	$—	$1,000,000	200,000	100,000
Mark J. Mize	$10,000	$400,000	82,000	42,000
Richard K. Stoneburner	$75,000	$575,000	132,000	67,000
Larry L. Helm	$10,000	$400,000	83,500	42,500
Stephen W. Herod	$10,000	$400,000	114,000	58,000

Option Exercises and Stock Vested

        The following table summarizes option exercises and the vesting of restricted stock for our Named Executive Officers in 2010.

			Stock Awards
	Option Awards
			Number of Shares Acquired on Vesting (#)(1)
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise		Value Realized on Vesting
Floyd C. Wilson	—	—	66,000	$1,436,083	(2)
Mark J. Mize	—	—	25,666	$528,126	(3)
Richard K. Stoneburner	—	—	39,667	$807,264	(4)
Larry L. Helm	—	—	31,667	$668,377	(5)
Stephen W. Herod	—	—	27,000	$587,273	(6)

(1)
Represents vesting of various restricted stock grants made to each individual during years 2007, 2008 and 2009.

(2)
Represents the market-close prices of $21.40, $21.89 and $21.89 of our common stock on the dates of vesting of 17,667, 25,000 and 23,333 shares, respectively.

(3)
Represents the market-close prices of $21.40, $21.89, $21.89 and $15.77 of our common stock on the dates of vesting of 6,333, 5,000, 9,333 and 5,000 shares, respectively.

(4)
Represents the market-close prices of $21.40, $21.89, $21.89, $15.95 and $16.47 of our common stock on the dates of vesting of 8,667, 10,000, 11,000, 5,000 and 5,000 shares, respectively.

(5)
Represents the market-close prices of $21.40, $21.89, $21.89 and $15.77 of our common stock on the dates of vesting of 9,000, 10,000, 9,333 and 3,334 shares, respectively.

(6)
Represents the market-close prices of $21.40, $21.89 and $21.89 of our common stock on the dates of vesting of 7,667, 10,000 and 9,333 shares, respectively.

Equity Compensation Plan Information

        The following table sets forth certain information as of December 31, 2010 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance. The numbers of shares of stock issuable upon exercise of options and the per share option exercise prices, and the number of securities remaining available for future issuance under equity compensation plans used in the following table reflect an adjustment for the one-for-two reverse stock split effective May 26, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a) (#)		Weighted-Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Equity compensation plans approved by security holders(1)	9,775,829	(2)	$14.58	6,221,706
Equity compensation plans not approved by security holders	—		$—	—

Total	9,775,829	(2)	$14.58	6,221,706

(1)
Represents information for the 2004 Employee Incentive Plan, 2004 Non-Employee Director Incentive Plan, 75,000 shares covered by the 1999 Plan, 1,000,400 shares covered by the 2001 KCS and 2005 KCS Plans which we assumed in our merger with KCS, 31,711 shares under plans that we assumed in our merger with Mission Resources Corporation. We do not issue new grants under these assumed plans or our 1999 plan.

(2)
Includes 1,689,640 shares of unvested restricted stock.

Stock Ownership Policy

        On February 17, 2011, the Board adopted a Stock Ownership Guidelines Policy (the "Policy") applicable to the Board and our Chief Executive Officer to ensure that they maintain a meaningful economic stake in the Company. The Policy is designed to maintain stock ownership of our directors and Chief Executive Officer at a significant level so as to further align their interests with the interests of our stockholders in value creation. Our directors are required to hold a number of shares of our common stock valued at three times (3x) the annual cash retainer paid to them by the Company and our Chief Executive Officer is required to hold a number of shares of our common stock valued at three times (3x) the base salary paid to him by the Company. Shares are valued at the average closing prices for our common stock for the previous year. Unexercised stock options and unvested restricted stock are not counted towards meeting these requirements.

        Under the Policy, our directors and Chief Executive Officer have three years to comply with the ownership requirement starting from the later of the date the Policy was adopted and the date the person first became a member of the Board or Chief Executive Officer, as applicable. Until the applicable stock ownership level is attained, persons subject to the Policy are required to retain 50% of shares of common stock received as a result of the exercise of stock options or vesting of shares of restricted stock, in each case net of share sold to pay applicable withholding taxes and, in the case of an option, the exercise price. Deviations and waivers from the Policy must be approved by the Board upon a recommendation from our Nominating and Corporate Governance Committee.

DIRECTOR COMPENSATION

2010 Director Compensation

        The table below sets forth certain information concerning the compensation earned in 2010 by our non-employee directors for service on the Board during 2010.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards	All Other Compensation	Total(2)
James W. Christmas	$95,417	$285,280	$—	$—	$380,697
Tucker S. Bridwell(3)	$82,536(4)	$190,781	$—	$—	$273,317
Thomas R. Fuller	$99,583	$190,781	$—	$—	$290,364
James L. Irish III	$107,917	$221,092	$—	$—	$329,009
Gary A. Merriman	$105,417	$190,781	$—	$—	$296,198
Robert G. Raynolds	$85,417(4)	$190,781	$—	$—	$276,198
Stephen P. Smiley(5)	$68,587	$241,726	$—	$—	$310,313
Robert C. Stone, Jr.	$101,042	$190,781	$—	$—	$291,823
Christopher A. Viggiano	$97,917	$190,781	$—	$—	$288,698

(1)
Represents the grant date fair value of awards granted during the indicated year, as determined in accordance with ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the discussion of the assumptions made in the valuation of these awards in "Note 9—Stockholder's Equity" to the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by our directors.

(2)
Represents the numerical sum of the dollar amounts reflected in each other column for each director.

(3)
Mr. Bridwell resigned from the Board effective December 9, 2010.

(4)
Prior to each calendar quarter, in lieu of cash fees for the quarter, directors may elect to receive shares of Common Stock having a value equal to the amount of such fees, calculated on the basis of the closing price of shares of our Common Stock on the NYSE on the last day of such quarter. Messrs. Bridwell and Raynolds elected to receive substantially all of their board fees in shares of Common Stock. The total number of shares received by Messrs. Bridwell and Raynolds in 2010 in lieu of fees was 3,717 shares and 4,809 shares, respectively.

(5)
Mr. Smiley joined the Board on April 5, 2010.

        The aggregate number of restricted stock awards subject to vesting, excluding shares received in lieu of fees, made to each of our directors for service as a director during 2010 was as follows:

Award	Christmas	Bridwell	Fuller	Irish	Merriman	Raynolds	Smiley	Stone Jr.	Viggiano
Stock Awards	16,000	10,700	10,700	12,400	10,700	10,700	13,000	10,700	10,700

Discussion of Director Compensation Table

        Employee directors receive no additional compensation for service on the Board or any committee of the Board. All directors receive actual expense reimbursements associated with attending board and committee meetings. Our non-employee directors each receive $80,000 in cash per year (payable on a quarterly basis in the amount of $20,000). The chairman of our audit committee receives an additional $30,000 per year (payable on a quarterly basis in the amount of $7,500), and each member of our audit committee (other than the chairman) receives an additional $10,000 per year (payable on a quarterly basis in the amount of $2,500). Additional annual compensation for each committee chairperson and committee member for all of the committees of the Board is set forth below:

Board Committee	Committee Chairperson Additional Compensation	Committee Member (excluding Chairperson) Additional Compensation
Audit	$30,000	$10,000
Compensation	$30,000	$10,000
Nominating and Corporate Governance	$15,000	$10,000
Reserves	$15,000	$10,000

        Fees are paid in four equal quarterly installments and board members may elect to take all or a portion of the cash compensation we pay to them in shares of our Common Stock, with the number of shares determined by dividing such fees by the trading price per share of our Common Stock on the last day of each calendar quarter. Any such election must be made prior to the beginning of the quarter for which the compensation is to be paid and is irrevocable for that quarter.

2004 Non-Employee Director Incentive Plan

        In July 2004 the Company adopted the 2004 Non-Employee Director Incentive Plan covering 200,000 shares. The plan provides for the grant of both stock options and restricted shares of the Company's stock. This plan was designed to attract and retain the services of directors. On each of July 12, 2006 and June 18, 2009, the Company and its stockholders approved amendments to the Company's 2004 Non-Employee Director Incentive Plan to increase the total number of shares available for issuance thereunder to 1,100,000. The current total number of shares available for issuance under the 2004 Non-Employee Director Incentive Plan is approximately 593,200 shares. At December 31, 2010, all non-employee director grants had been fully vested and 593,200 shares were available for issuance pursuant to future awards that may be granted under the plan.

        Under the 2004 Non-Employee Director Incentive Plan, within 60 days after a person becomes a non-employee director, we grant such director the number shares of our restricted common stock the value of which equals $50,000. In addition, effective on the date of the Company's Annual Meeting of Stockholders, we grant to each director the number shares of our restricted Common Stock the value of which equals $200,000, and we grant to the Vice Chairman an additional number of shares of our restricted Common Stock the value of which equals $100,000 and we grant to the Lead Director an additional number of shares of our restricted Common Stock the value of which equals $50,000. For the purposes of determining the value of the shares of restricted stock to be issued, the closing price of the Common Stock as reported on the date of grant is used, and in calculating the number of shares of restricted stock to be issued, the number of shares is rounded up to the nearest 100 shares.

ANNEX B

[GOLDMAN, SACHS & CO. LETTERHEAD]

PERSONAL AND CONFIDENTIAL

July 14, 2011

Board of Directors
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than BHP Billiton Limited (the "Guarantor") and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Petrohawk Energy Corporation (the "Company") of the $38.75 per Share in cash proposed to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of July 14, 2011 (the "Agreement"), by and among the Guarantor, BHP Billiton Petroleum (North America) Inc., a wholly owned subsidiary of the Guarantor ("Parent"), North America Holdings II Inc., a wholly owned subsidiary of Parent ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $38.75 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Excluded Shares and Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $38.75 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, the Guarantor and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the "Transactions") for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions. The Company has also agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner in May 2011 with respect to an offering of the Company's 6.25% Senior Notes due May 2019 (aggregate principal amount of $600mm). We also have provided certain investment banking services to the Guarantor and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Guarantor in connection with its offer to acquire Rio Tinto announced February 2008. We may also in the future provide investment banking services to the Company, the Guarantor and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors
Petrohawk Energy Corporation
July 14, 2011
Page Two

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain oil and gas reserve reports of the Company for the years ended December 31, 2008, 2009 and 2010 prepared by Netherland, Sewell & Associates, Inc. (the "Reserve Reports"); and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and, except for the Reserve Reports, we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $38.75 per Share in cash to be paid to the holders (other than the Guarantor and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $38.75 per Share in cash to be paid to the holders (other than the Guarantor and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or the Guarantor or the ability of the Company or the Guarantor to pay their respective obligations when they come due. Our opinion is necessarily based on

Board of Directors
Petrohawk Energy Corporation
July 14, 2011
Page Three

economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $38.75 in cash to be paid to the holders (other than the Guarantor and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co. (GOLDMAN, SACHS & CO.)